SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001 -20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

ANNUAL REPORT
AND
FINANCIAL STATEMENTS

December 2006

COMPANHIA PARANAENSE DE ENERGIA

ANNUAL REPORT

1. INTRODUCTION

1.1 Message from the CEO

We are proud to present COPEL’s financial statements for 2006, featuring the highest net income ever achieved during the 52 years of the Company's existence.

This income, which totaled R$ 1,242.7 million, was influenced by two non-recurring episodes of reversal of provisions. The first one, which accounts for R$ 416.4 million, is the agreement signed by COPEL, Petrobras, and Compagas, which settled amicably the disputes over the contract for gas supply to the Araucária Thermal Power Plant. The second one, which accounts for R$ 130.4 million, is the reversal of the provision for COFINS tax on power transactions between 1998 and 2001, whose legality was disputed by COPEL at court, with an ultimately favorable ruling by the Superior Court of Justice.

We must point out that, even if the effects of these two episodes were not taken into account, COPEL's net income would still be record-breaking, reaching a total of R$ 695.9 million. This result attests to the current administration's commitment to managing the Company's business with rationality, efficiency, dedication, and transparency, striving to uphold the principles of public administration – with a focus on fulfilling social and environmental duties – without neglecting economic and financial results.

One of the highlights for COPEL in 2006 was the final settlement of the disputes concerning the Araucária Thermal Power Plant, which resulted in the acquisition by COPEL of the North-American company El Paso’s stake in the facility and the renegotiation of the prices for gas supply, which had been discussed with Petrobras. Also in 2006, the facility was leased to Petrobras itself for a 12-month period, which may be extended.

COPEL also completed, through subsidiary Centrais Elétricas do Rio Jordão – Elejor, the construction of the power generation complex on the Jordão River, which comprises the Santa Clara and Fundão Power Plants (rated 120 MW each) and two small hydropower units embedded in both dams, which add another 6 MW to the project.

Finally, under a partnership with Eletrosul, a federal subsidiary of Eletrobrás, COPEL secured, at an auction held by ANEEL, the concession to build and operate the Mauá Power Plant, on the Tibagi River, rated 362 MW and scheduled to enter commercial operation in January 2011. To implement this project, COPEL and Eletrosul set up the Cruzeiro do Sul Consortium, in which COPEL holds a majority interest of 51%.

Curitiba, March 27, 2007

Rubens Ghilardi

Chief Executive Officer

1.2 Strategic Planning

1.2.1 Strategic Frame of Reference

  Mission: to generate, transmit, distribute and sell power and to render related services, promoting sustainable development and maintaining a balance between the interests of the people of Paraná and the interests of shareholders.
  Vision: to be the best company in the areas in which it operates and to be a reference in corporate governance and corporate sustainability.
  Core Values: In 2006, COPEL’s corporate values were reviewed, with wide participation by the Company’s workforce and by certain customer categories, and organized in five topics:

Transparency: accounting for all decisions and actions by the Company to inform all stakeholders about their positive and/or negative aspects.

Ethics: the result of a collective agreement which sets forth individual conducts in line with a common goal.

Respect: regard for the fellow man.

Social and environmental responsibility: conducting corporate businesses in a sustainable manner, with due respect for the rights of all stakeholders, including future generations, and committing to the protection of all forms of life.

Security: a safe organizational environment, which will ensure the Company’s perpetuity.

  Guidelines set forth by the Board of Directors

1) To expand the power generation, transmission, and distribution systems.

2) To seek productivity in the short term and growth in the long term.

3) To strive to keep customers satisfied and to keep the Company’s workforce motivated and prepared.

4) To seek excellence in costs, in relations, and in innovation.

5) To seek excellence in data, image, and voice transmission.

6) To research new technologies in the power sector in order to expand power output with renewable and non-polluting sources.

1.2.2 Stategy and Analysis

The Company has focused on implementing a strong corporate management system for sustainability, which may be properly incorporated into the Company’s corporate culture and become part of its day-to-day activities. This strategic decision is evident in the first dimension of COPEL’s multi-year plan, which provides for the meeting of international standards in corporate governance, transparency, and sustainability by 2008. In order to do so, COPEL adopted a corporate management model for sustainability, which shall be fully implemented in the next four years.

The corporate management model for sustainability is part of COPEL’s corporate planning and sustainability management, with a view to focusing efforts on reaching and ensuring, based on COPEL's values and on optimized procedure management, compliance with the interests of stakeholders, as well as the sustainable development and growth of the Company. COPEL employs the Balanced Scorecard – BSC as a management method, which helps the Company translate strategy into operational objectives, guiding conducts and performance. In early 2007, senior management reviewed COPEL’s strategic frame of reference, making changes to the Company's mission and vision statements and broadening the customers' perspective within the strategic roadmap for stakeholders. The strategic roadmap features 25 objectives, which are distributed among five categories: sustainability, finance, stakeholders, internal procedures, and learning and growth. COPEL’s current strategy is aimed at the operational excellence of all critical business procedures, which should substantially improve productivity over the next four years, and it faces the challenge of reducing costs while ensuring service excellence. At the same time, COPEL faces the challenge of increasing revenues in the medium and long-term, without neglecting corporate responsibility.

Other noteworthy achievements include the orientation of business activities within the market, the establishment of strategic corporate projects, aiming incremental jumps in results, and advances in the integration with budget management and in the management of the execution and control of strategic performance.

2. COMPANY PROFILE

Companhia Paranaense de Energia - COPEL is a publicly traded mixed capital company, controlled by the Government of the State of Paraná, which is engaged, through subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sales of energy, in any form, but particularly electric energy, and in participating in consortiums and other companies set up to operate in the areas of power, telecommunications, and natural gas, under partnerships with private companies.

Chart of shareholders and interests in other companies

2.1 Generation

COPEL Generation – Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. It holds the ANEEL concessions listed on the table included in Note 1.

2.2 Transmission

COPEL Transmission – Charged with the transport and transformation of the power generated by the Company. It builds, operates, and maintains power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected Power System in southern Brazil. It relies on 129 substations, operating at voltages equal to or higher than 69 kV, and on 7,210.4 km of transmission lines, as shown below:

		Substations
Voltage (kV)	Transmission Lines (km)

		Automated	Capacity (MVA)

69	1,166.1	30	2,016.2
88	58.2	-	5.0
138	4,246.3	71	4,829.7
230	1,578.5	24	6,993.0
525	161.3	4	2,200.0

TOTAL	7,210.4	129	16,043.9

2.3 Distribution

COPEL Distribution – It distributes power to 1,111 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. COPEL’s distribution system is broken down below:

Distribution lines (km)	165,757
Poles	2,264,214
Transformers	315,289
Installed transformer capacity (MVA)	6,651
Non-automated substations	22
Automated substations	215
Total substations (34,5 kV)	237
Switching stations	30
Installed substation capacity (MVA)	1,624
Distribution customers	3,345,315

2.4 Telecommunications

COPEL Telecommunications – Engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

Since 2002, COPEL Telecommunications has offered multimedia communications services. COPEL’s telecommunications structure is broken down on the table below:

Length of optical cables within the main ring (km)	4,704
Length of self-sustained optical cables (km)	4,542
Cities served	170
Customers	389

2.5 Corporate Partnerships

COPEL Corporate Partnerships – Incorporated to hold investments in other companies or consortiums in several business areas. In order to focus on investments most in sync with its core business and its strategic frame of reference, the Company is carrying on a review of its portfolio.

COPEL currently holds five partnerships in independent power producers, all of which are operational and constituted as special purpose companies (SPCs), with a total installed capacity of 887.4 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors, as shown below:

Power Sector	Company	Installed Capacity (MW)	Assured Power (Average MW)

	Dona Francisca	125.0	80.0
	Elejor (Santa Clara and Fundão PP)	246.3	140.3
	Eólicas do Paraná	2.5	0.6
	Foz do Chopim	29.1	21.5
	UEG Araucária	484.5	422.0

	Company	Sector

Other Sectors	Braspower	Services
	Carbocampel	Coal Mining
	Compagas	Gas
	COPEL Amec	Services
	Dominó Holdings	Sanitation
	Escoelectric	Services
	COPEL Enterprises	Holdings
	Sercomtel Celular	Telecommunications
	Sercomtel Telecom	Telecommunications

2.5.1 COPEL Enterprises

COPEL Enterprises is a limited liability company acquired by COPEL Corporate Partnerships on May 30, 2006, in order to complete the transfer to COPEL of a 60% interest in UEG Araucária. This acquisition resulted from the negotiations with El Paso concerning the Araucária Thermal Power Plant (Note 17).

2.5.2 Compagas

Companhia Paranaense de Gás - Compagas is a mixed capital company whose main activity is the supply of piped natural gas, through a 459-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2006, Compagas supplied a total of 1,904 customers, comprising 94 industrial customers, 24 vehicular gas stations, 116 commercial customers, 1,666 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

2.5.3 ELEJOR

ELEJOR is a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to build and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

2.5.4 UEG Araucária Ltda.

UEG Araucária is a limited liability company set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.5 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

The facility features two gas-fired turbines, attached to two heat recovery boilers which enable the operation of a third steam turbine, for a total of 484.5 MW of installed capacity. Natural gas is the fuel used in the gas-fired turbines, resulting in odorless emissions within national and international quality standards.

The Araucária Thermal Power Plant entered operation in the third week of September 2006 to supply the Brazilian power system, which had been suffering the impact of a severe drought in the beginning of the second half of the year. The facility had been in “hibernation” for three and half years, and after two months of recommissioning, it operated in a satisfactory manner, generating 484.5 MW.

2.6 Products

Main Products	Market Share

	Brazil	Southern Region	Paraná

Power Generation	4.1%	24.7%	58.5%

Power Transmission(1)	2.2	9.4	19.6%

Power Distribution(3)	6.7%	33.9%	(2) 96.8%

Data Transmission(2)	0.9%	5.2%	14.3%

Gás Distribution	2.7%	19.9%	100%

(1)	Refers only to the Basic Network length as of December 2006
(2)	Estimated figures
(3)	Share of supply to the captive market

2.7 COPEL in Figures

				%	%
CONSOLIDATED	2006	2005	2004	2006-2005	2005-2004

Finance - in millions of reais

Operating Revenues or Gross Sales	7,421.3	6,801.3	5,532.6	9.1	22.9
Net Operating Revenues or Net Sales	5,384.6	4,838.7	3,914.1	11.3	23.6
EBITDA	1,975.8	1,218.1	985.2	62.2	23.6
Net Income	1,242.7	502.4	374.1	147.4	34.3
Shareholders' Equity	6,376.3	5,487.2	5,136.3	16.2	6.8

Economic and Financial Indicators

Current liquidity (index)	1.2	1.1	0.7	9.1	57.1
Net operating margin ( % )	29.8	18.4	17.3	62.0	6.4
Return on shareholders' equity ( % )	24.2	10.1	7.9	139.6	27.8
Income per lot of one thousand shares - R$	4.5	1.8	1.4	150.0	28.6
Shareholders' equity per lot of one thousand shares - R$	23.3	20.1	18.8	15.9	6.9
Debt-to-shareholders' equity ratio ( % )	40.7	37.3	35.7	9.1	4.5

Service

Power generation - share of the national market ( % ) (1)	4.1	4.6	4.7	(10.9)	(2.1)
Power generation - share of the Southern market ( % ) (1)	24.7	28.0	29.0	(11.8)	(3.4)
Power supply (captive market) - share of the national market ( % ) (1)	6.7	6.6	6.3	1.5	4.8
Power supply (captive market) - share of the Southern market ( % ) (1)	33.9	33.6	31.9	0.9	5.3
Customers	3,345,331	3,256,584	3,180,077	2.7	2.4
Employees(2)	8,119	7,704	6,749	5.4	14.2
Customer-to-employee ratio	412	423	471	(2.6)	(10.2)
COPEL Distribution's costumer-to-employee ratio	574	586	659	(2.0)	(11.1)
Municipalities served	393	393	393	-	-
Locations served	1,111	1,109	1,112	0.2	(0.3)
Total population served (in thousands of inhabitants)(3)	9,822	9,668	9,394	1.6	2.9
- Urban	8,411	8,181	7,956	2.8	2.8
- Rural	1,411	1,487	1,438	(5.1)	3.4

Marketplace

Concession area (km2 )	194,854	194,854	194,854	-	-
Own generation (GWh)	10,358	18,436	19,121	(43.8)	(3.6)
Direct distribution (GWh)	18,691	18,696	18,041	-	3.6
Average annual rate for supply to final customers (R$/MWh)(4)	211.34	205.38	180.26	2.9	13.9
- Residential	256.10	268.43	251.97	(4.6)	6.5
- Industrial	185.97	162.23	128.84	14.6	25.9
- Commercial	233.60	233.04	212.77	0.2	9.5
- Rural	158.61	162.40	151.23	(2.3)	7.4
DEC (hours, hundredths of an hour)(5)	14.79	13.48	14,04	9.7	(4.0)
FEC (number of outages)(5)	13.65	13.50	14.19	1.1	(4.9)

Operations

Power plants in operation(6)	18	18	18	-	-
Substations	377	369	364	2.2	1.4
Transmission lines (km)	7,210	6,996	6,996	3.1	-
Distribution lines (km)	165,757	165,576	165,576	0.1	-
No. of poles	2,264,214	2,221,572	2,221,572	1.9	-
Installed capacity (MW)(6)	4,550	4,550	4,550	-	-
(1) Source: ONS, Eletrobras, and EPE

(2)	Does not include Compagas, Elejor, and UEG Araucária employees
(3)	Estimate published by IBGE
(4)	This is the average rate for the year. See average rate for December in item 5.2.3 - Rate Adjustment
(5)	Further details are available in item 5.4 - Power Supply Quality
(6)	Does not include Elejor and UEG Araucária power plants

3. MAIN EVENTS

3.1 Regulatory Scenario of the Power Sector

On account of the reduction of CIEN's physical guarantee reserve conducted by the Ministry of Mines and Energy, COPEL acquired, at the A-1 auction, power above the 1% load limit, to replace the power under the agreement signed with CIEN. As a result of existing regulation, COPEL participated, in December 2006, of the A-1 auction, acquiring 159.36 average MW, for 8-year supply, at an average price of R$ 104.74/MWh.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the Periodic Rate Review involving the Brazilian power distribution utilities. Some of the most important aspects of this resolution are the reproducibility and the transparency in the process of the second cycle of the Periodic Rate Review.

The main methodological changes concerning efficient operating costs (Reference Company) are related to identification of procedures, establishment of efficient costs, and projection of the personnel and material structures.

The basis of return will remain closed in the next cycle, only including the variations that take place.

3.2 Capital Raising

On October 4, 2006, the Brazilian Securities and Exchange Commission (CVM) approved the registration of COPEL’s 4th Issue of Debentures, in the amount of R$ 600 million, the outstanding balance of the Company’s R$ 1 billion debenture program filed at CVM in April 2005.

This issue is to be paid off over five years, with semi-annual interest payments, yielding 104% of the Interbank Deposit Rate variation. It was rated A+ by Fitch Ratings. These funds will be used in 2007 to pay off the outstanding debentures issued in 2002 and 1/3 of the debentures issued in 2005.

In 2006, in addition to the resources obtained by means of debentures, COPEL received R$ 86.5 million from Eletrobrás, out of which R$ 56.9 million correspond to an economic subsidy for the reimbursement of expenses resulting from a higher subsidy to the “low income” customer category, and R$ 29.6 million correspond to the National Plan for the Universalization of the Access and Use of Electric Power – “Luz Para Todos” Program, which is aimed at promoting the connection of households and commercial and agricultural establishments in rural areas to the power grid.

3.3 Sustainable Energy

The development of the wind power map of Paraná was concluded. In the process, a survey of the wind power potential in the State was conducted, under the Ventar Project, which comprises the operation of 11 wind measuring stations.

The technical and environmental feasibility studies of the Cavernoso II Small Hydropower Plant, as well as it basic project, were also concluded and are up for approval by the National Eletric Energy Agency – ANEEL. This approval will allow COPEL to set up yet another power generating unit, increasing its installed capacity by 18.37 MW.

The following studies are under way for potential alternative energy generation projects:

  assessment of the availability of biomass in the State;
  assessment of the process of gasification of biomass and production of biofuel or methanol for use as raw material in wood-board resin industries or as potential hydrogen carrier;
  Consulting regarding the technical and economic review of proposals for the final disposal of solid household waste (urban waste) within the Curitiba Metropolitan Area, through participation in a workgroup coordinated by the Coordination Office of the Curitiba Metropolitan Area – COMEC;
  A cooperation agreement signed by COPEL, Itaipu, Eletrobrás, Eletrosul, Sanepar, the Organization of Paraná Cooperatives – OCEPAR, Cooperativa Lar de Medianeira, the Environmental Institute of Paraná - IAP, and the Cepel, Lactec, and Fundação PTI institutes to develop a methodology for distributed power generation based on biogas, with environmental sanitation, in the area of Toledo, in Paraná's countryside, where the trial project will be implemented.

3.4 Promoting the Kyoto Protocol

COPEL has conducted a reforestation project to recover the forests around its reservoirs. Estimates indicate that approximately 262,130 tons of CO2 will be removed from the atmosphere after the reforestation of 580 hectares around reservoirs. In 2006, a workgroup was formally established to assess the eligibility for the Clean Development Mechanism of projects related to COPEL’s power generation and transmission undertakings.

3.5 Main Certifications and Accolades

Below are the most important certifications and accolades:

Award/Achievement/Certification	Promoter

Inclusion in Bovespa’s Corporate Sustainability Index (CSI) for the second year in a row	São Paulo Stock Exchange

Great Paraná Brand – 1st place at the Top of Mind Survey for the sixth time in a row, as the most recalled in the Major Companies category	Amanhã Magazine and Bonilha Survey Institute

Ecology Expression Award – “Green Product” category, for the “Biodegradable Insulating Oil” process	Expressão Magazine

Ecology Expression Award – “Conservation of Natural Resources – Public Sector” category, for the actions taken to maintain and preserve COPEL's properties within the Atlantic Forest - Coastal Mountain Range - Paraná
Expressão Magazine

COGE Foundation Award – “Environmental Actions” category, ranked in the top three nationwide, on account of the “Biodegradable Insulating Oil" process	COGE (Corporate Management Committee) Foundation

CIER Award for Quality and Customer Satisfaction - 2nd place - Silver category, as the second best power utility in South América, for the second time in a row	Comisión de Integración Energética Regional – Latin America - CIER

Special Mention in Information and Communication - best result in the category of information and communication with customers	Comisión de Integración Energética Regional – Latin America - CIER

Great and Leading Companies – 2nd place among the 100 largest companies in Paraná	Amanhã Magazine

ABRADEE Award – Best Power Distribution Utility in Southern Brazil, among companies with more than 400 thousand customers	Brazilian Association of Power Distribution Utilities - ABRADEE

ABRADEE Social Responsibility Award, for COPEL’s initiatives in the areas of corporate sustainability, transparency, and corporate governance, among companies with more than 400 thousand customers	Brazilian Association of Power Distribution Utilities – ABRADEE

Mario Henrique Simonsen Award – Excellence in Social Balance Sheets, for being a company which strives for social responsibility and the development of its community	Brasil Rotário, Commercial Association of Rio de Janeiro, and Fundação Nacional de Apoio Gerencial - Funager

IASC Award – 1st place – Best customer satisfaction rate in Southern Brazil, among distribution companies with more than 400 thousand customers	Survey by the National Electric Energy Agency - ANEEL

IASC Award – 2 nd place – Best customer satisfaction rate nationwide	Survey by the National Electric Energy Agency – ANEEL

IASC Award – 3 rd place – Highest annual growth rate	Survey by the National Electric Energy Agency – ANEEL

First company in Brazil to obtain ISO 9000 certification for all power plant operation and maintenance procedures	ISO

4. CORPORATE GOVERNANCE

To COPEL, Corporate Governance is the management system according to which a company is run and monitored. Good corporate governance practices are based on the principles of transparency, equity, accountability, and responsibility towards all stakeholders, with a view to increasing the Company’s value and contributing to its perpetuity.

Accordingly, through Corporate Governance COPEL seeks to:

  contribute to the perpetuity of the Company, with a long-term view of the pursuit of economic, social, and environmental sustainability;
  improve relations and communications with all stakeholders;
  minimize strategic, operational, and financial risks; and
  increase the Company's value, making its capital raising strategy viable.

4.1 Corporate Governance Structure and Good Practices

The diagram below features the organizational structure and the official committees and councils responsible for supervising, implementing, and auditing COPEL’s economic, environmental, social, and related policies:

4.1.1 Board of Directors

The members of the Company’s Board of Directors are elected for two-year terms, and may be reelected. One of its members is a Company employee, appointed by the other employees. Among chief officers, only the Chief Executive Officer is a member of the Board of Directors, acting as chairman of the Board. Out of the nine members of the current Board of Directors, five are considered independent. The only technical requirement for the formation of the Board of Directors is that one of its members must be a financial expert, pursuant to the Sarbanes-Oxley Act, so he or she can be the Chairman of the Audit Committee, a permanent and advisory body, which reports directly to the Board.

4.1.2 Audit Committee

The Audit Committee is composed of three independent members who are also members of the Board of Directors, pursuant to the Sarbanes-Oxley Act, and who hold two-year terms. Among its duties, set forth in its charter, the Committee is responsible for reviewing and supervising the internal control and risk management procedures, ensuring the quality and efficiency of such procedures.

4.2 Capital Expenditures Program

COPEL’s Board of Directors approved, at the 115th board meeting in December 2006, the expenditure program for 2007, which comprises property, plant, and equipment and intangible assets, as shown below:

Wholly-Owned Subsidiaries	2006 (Actual)	2007 (Estimated)
	(in millions of reais)

Generation	41.9	72.4
Transmission	142.8	179.5
Distribution	282.2	406.9
Telecommunications	30.1	34.3

TOTAL	497.0	693.1

This table does not include investments in property, plant, and equipment and in intangible assets of subsidiaries and equity investments

4.3 Research and Development Program

In compliance with Law no. 9,991/2000, which regulates investments in research and development by concession, permission, and authorization holders in the power sector, COPEL invested in 2006 R$ 8.26 million in power generation, transmission, and distribution, in a total of 57 projects in the periods of 2002/2003, 2003/2004, and 2004/2005.

Some of the most important projects carried out were:

a) Distribution:

Development of a methodology for the optimization of the emergency response to complaints by power distribution customers, in order to improve power supply quality.

A tool for the analysis of the effects on customers of malfunctions in power distribution systems.

b) Generation:

Development and validation of a new methodology for the technical and economic assessment of wind power projects.

c) Transmission:

System for the real time calculation of transmission line ampacity.

4.4 Relations with Shareholders

COPEL has 27,185 shareholders, who hold the Company’s share capital, in the amount of R$ 3.9 billion, represented by 273,655 million shares with no par value, distributed as shown in item 2 of this report and in item “a” of Note 28.

The Chief Financial and Investors Relations Office was visited during the year by a significant number of investors and capital market analysts from Brazil and from abroad. The Company also participated in conferences, seminars, and meetings, and took a road show to the main financial centers in Brazil, in Europe, and in North America.

Committed to greater transparency in disclosure of information, COPEL maintains several communication channels with capital market investors and analysts, in order to facilitate and expand the access to information and the reply to inquiries, such as “Informe RI COPEL” and the Quarterly Reports, which are mailed to capital market professionals and made available on the Company’s website.

After the enactment of Law no. 9,249/95, COPEL has adopted a policy of partially or fully replacing distributions of dividends with distributions of interest on capital. The minimum distribution equals 25% of the adjusted net income, pursuant to article 202 and subsequent paragraphs of Law no. 6,404/76, in the following order:

  Class A preferred shares shall have dividend priority of at least 10% a year, to be distributed equally among them, calculated based on the class’ outstanding share capital at the end of the fiscal year;
  After the deduction of amounts distributed to class A preferred shares, provided there are still amounts available, class B shares shall have dividend priority, to be distributed equally among them, calculated proportionally to the class’ outstanding share capital at the end of the fiscal year; and

  Should there remain amounts to be distributed after the deductions of dividends to class A and class B preferred shares, common shares shall be assigned an amount calculated proportionally to the class’ outstanding share capital at the end of the fiscal year.

The amount calculated for distribution to each preferred share, regardless of class, shall be at least 10% higher than the amount calculated for each common share, pursuant to section II of the first paragraph of article 17 of Law no. 6,404/76, as amended by Law no. 10,303, dated October 31, 2001.

Preferred shares shall be entitled to voting rights if, for three consecutive fiscal years, they are not paid minimum dividends or interest on capital as they are entitled.

A distribution of R$ 123.0 million as interest on capital and of R$ 157.9 million as dividends has been proposed for fiscal year 2006; such amounts shall be submitted to the General Shareholders' Meeting in April 2007. Further details are available in item “c” of Note 28. The distribution of interest on capital in previous years is shown below:

Distributions of Interest on Capital

(In thousands of reais)	2005	2004

Approved at the GSM on	27.04.2006	25.04.2005
Payment date	19.06.2006	24.06.2005
Profit	502,377	374,148
% of profit	25%	26%

Distribution to common shares	62,089	48,435
Distribution to Class A shares	512	514
Distribution to Class B shares	60,394	47,112
Distributed total	122,995	96,061

4.5 External Audit

Pursuant to CVM Instruction no. 381, dated January 14, 2003, the Company and its wholly-owned subsidiaries have engaged Deloitte Touche Tohmatsu Auditores Independentes for financial statement auditing services. Since its engagement, Deloitte Touche Tohmatsu has only rendered services related to independent auditing. In its relations with independent auditors, the Company avoids hiring any other consulting services which may interfere with the independence of the external auditing team.

In order to comply with the requirements of the Sarbanes-Oxley Act, as of 2005 the main controls over the cycles which may cause errors in the financial statements, above the level of materiality, are tested by both the internal and external audit teams. As a measure of corporate governance, the internal audit procedures for the conduction of these tests are evaluated by the external auditors.

4.6 Risk Management

4.6.1 Asset Risks – Insurance of Property and Rights

COPEL maintains an Asset Insurance and Risk Management Committee, whose goals are:

  to conduct and develop studies for the establishment of an insurance and risk management policy for the main areas of COPEL and of its wholly-owned subsidiaries;
  to determine, within each relevant area of the Company, the property and rights that must be insured, by means of assessments, identification, and risk analysis, past experiences and records, by sorting property and rights by type, features, and insurance premium expenses during each period – employing auxiliary parameters related to each type of risk for development in cooperation with each relevant area -- and to establish preventive techniques and inspections for the detection of any potential damages to Company property; and
  to promote and maintain, within the Company, the adopted policy.

Based on the recommendations of this Committee and seeking to comply with the applicable insurance legislation and with Law no. 8,987/95, which sets forth the statute of public service concessions and permissions pursuant to article 175 of the Federal Constitution, COPEL purchases insurance coverage for its assets and facilities and for the reparation of involuntary damages caused to third-parties.

The main types of insurance acquired by COPEL are: insurance against specified risks, against fire in Company-owned and rented facilities, against general civil liability, against engineering risks, against miscellaneous risks, and insurance for domestic and international transport.

Additional information about insurance acquired by COPEL can be found in Note 53.

4.6.2 Workplace Safety and Health

COPEL’s Workplace Safety Plan comprises a series of preventive actions, of which the most important in 2006 were: the ongoing “Give Life Preference” Internal Workplace Safety Campaign, the largest such campaign ever developed within COPEL; the Internal Accident Prevention Commissions, whose goal is to prevent work-related accidents and illnesses, in order to make work permanently compatible with the protection of life and the promotion of the employees’ health.

COPEL, in compliance with the provisions of Regulatory Rule NR-5 and with its own Workplace Safety and Health Guidelines and Policies, supported in 2006 the operation of 40 Internal Accident Prevention Commissions composed of 600 employees (as members and secretaries) throughout its concession area, which corresponds to approximately 7.5% of its total workforce. The Internal Accident Prevention Commissions are composed in equal parts of employer and workforce representatives and they serve the Company’s entire workforce.

Unions are invited to contribute in matters concerning workplace safety by means of formal meetings about specific topics, in which the Company emphasizes its strategy and its plans of action, and in which union representatives have the opportunity to voice criticisms, suggestions, and recommendations about the various aspects of workplace health and safety.

The rate of workplace accidents and illnesses in 2006 was 13.63, the severety rate was 1.278, and the rate of missed time was 0.24. During the year, 158 typical accidents and 19,603 missed work days were recorded.

COPEL offers its employees a wide range of occupational health services. Accordingly, it maintains a decentralized and Company-owned structure with specialized doctors, nurses, and other professionals who conduct preventive work concerning quality of life in the workplace. Employees who work under hazardous conditions or who are aged over 45 undergo annual medical exams, and all other employees undergo exams every two years; these standards are higher than the minimum legal requirement.

There are no workers within the Company who are involved in jobs with a high rate or high risk of specific illnesses. Certain occupational illness risk management activities are conducted by the Company, involving such aspects as workplace ergonomics, stress reduction for customer service representatives, among others.

The Company is now implementing the Workplace Safety and Health Management Program, a control system aimed at eliminating workplace hazards, complying with the applicable legislation, training personnel, standardizing high-risk activities, conducting inspections, setting goals, and carrying out permanent campaigns, in full compliance with the guidelines of the International Labor Organization. According to the policy of implementation of the Program, each area shall undergo diagnosis, planning, periodic control, verification, annual review, and auditing.

The cases of HIV-positive employees are treated and monitored regardless of age or position under the Occupational Health and Medical Control Program. This program complies with Rule NR-7 issued by the Ministry of Labor and with ILO guidelines. HIV-positive employees receive treatment and have 90% of medication expenses and 100% of hospital expenses reimbursed to them.

4.6.3 Outsourced Workforce and Community Health and Safety

In order to reduce the number of accidents, COPEL has carried on actions for preventing accidents involving community members and third-party employees, including:

  A training program for third-party construction workers at the beginning of construction work;
  Safety lectures for construction company owners;
  Safety lectures for construction company electricians;

  Safety lectures for self-employed electricians who render electrical system assembly services;
  A cooperation agreement with Senai for the training of construction company electricians;
  Periodic safety inspections;
  Systematic surveillance by COPEL of workplace procedures and conditions; and
  Statistical recording of accidents, featuring the following indicators:

Number of Accident Victims (workplace and traveling accidents)

		2006			2005

Accidents	Fatal	Non fatal	Total	Fatal	Non fatal	Total

Employees	2	208	210	(1) 1	(2) 154	155
Third-party employees and others	2	99	101	2	63	65

Total workforce victims	4	307	311	3	217	220

Community	21	78	99	(3) 25	77	102

Overall total	25	385	410	28	294	322

(1)	Accident took place in 2005 but employee only died in 2006
(2)	One non fatal accident was only reported to the Company in 2006
(3)	Three fatal accidents which took place in 2005 were only reported to the Company in 2006

4.6.4 Client and Consumer Health and Safety

Due to the nature of the services rendered by COPEL, the community is directly involved in safety issues. To minimize the negative aspects of its products and services, the Company promotes regular educational activities regarding the proper use of power and accident prevention awareness, the most important of which are described below:

  Mass communication through radio stations throughout the State, delivering messages about the proper use of power. Around 300 stations broadcast 8 messages a day, all year round.
  School Kit – A community-oriented Safety Campaign for the Prevention of Electricity-Related Accidents. Its goal is to inform children about the safe use of electricity in an educational manner. The School Kit is used by 650 volunteers throughout Paraná, all of which are COPEL employees, and it is made of a notebook, a ruler, a memory game, and a booklet. During 2006, 200 thousand kits were distributed at 1.400 schools in 330 municipalities. A total of 145 thousand students received kits, exceeding the goal of 142,906 students for the year.
  Lectures at schools by safety experts - These lectures are also supplemented by the distribution of educational materials such as booklets, notebooks, rulers, memory games, and posters. Under a cooperation agreement with the State Department of Education, pedagogical professionals, members of local Parents and Teachers Associations and students’ parents were trained to spread these instructions within their communities.

  Lectures at companies, construction sites, rural cooperatives, and associations.
  Safety instructions are also delivered to the public through the following channels:
  3.3 million energy bills issued monthly to customers;
  3.3 million bimonthly newsletters attached to energy bills;
  340 thousand rural calendars for meter reading by rural customers themselves;
  The Internet;
  Summer campaigns on Paraná's beaches;
  Municipal fairs and expos; and
  Governmental traveling programs and fairs ("Paraná em Ação", FERA Project).

In 2006, no events of violation of consumer health and safety legislation, including penalties and fines for such violations, were recorded. In order to prepare ahead of schedule for legal and regulatory requirements, COPEL has within its structure a department charged with the prevention of such events. Potential issues and penalties in connection with legal and regulatory requirements, with ethical behavior, and with contract provisions are reviewed by the relevant areas, as soon as they’re notified.

5. OPERATIONAL PERFORMANCE

5.1 Power Market

Total power consumption billed by COPEL in 2006 reached 18,691 GWh, against 18,696 GWh in 2005. During the year, power market performance was influenced mostly by the residential, industrial, and commercial customer categories, which accounted for 25.8%, 38.5%, and 18.2% of total consumption, respectively. This performance resulted mostly from the following factors: dry and hot weather during the first quarter of the year led to higher consumption over 2005; in April and May consumption increased only slightly over the previous year due to lower temperatures compared to 2005 and reduced industrial output, on account of the lower number of workdays in April thanks to the Holy Week and Tiradentes holidays; industrial output was also lower in June due to work interruptions on Brazil World Cup match days; in the second half, consumption growth reflected the effects of higher average temperatures than in 2005 and the recovery of industrial output in the fourth quarter.

In 2006, 88,747 new customers were connected to COPEL’s grid, out of which 76,436 were residential, 3,426 were industrial, 5,839 were commercial, and 3,046 were customers from other categories. In December, the number of customers billed by COPEL was 3,345,331, with a 2.7% increase over 2005.

Residential customers, who account for 25.8% of COPEL’s market, consumed in 2006 4,826 GWh, representing a 3.7% increase over the figure for 2005. Average consumption by residential customer was 152.5 kWh/month in 2006, with a 0.7% increase over the previous year. Weather conditions also affected the performance of the residential category: in April and May, average temperatures were 8.0% and 3.5% below those in April and May 2005, respectively. In December 2006, the number of residential customers reached 2,637,502, with 3.0% growth over 2005. A total of 76,436 new residential customers were connected to COPEL’s grid.

Industrial customers, who account for 38.5% of COPEL’s market, consumed 7,200 GWh, recording a 5.7% drop compared to 2005. The business segments which recorded greater expansion in 2006 were textiles, with 20.4% growth, paper, cardboard, and pulp, with 5,8%, and metallic products, with 13.7% . A total of 56,702 industrial customers were billed by COPEL as of December 2006, a figure 6.4% higher than the one recorded in December 2005.

With a 5.4% increase in consumption over 2005, commercial customers recorded the highest growth rate out of the main customer categories in 2006, consuming a total of 3,407 GWh. This category, which accounted for 18.2% of total power consumption, comprises, in addition to retail and wholesale commercial establishments, all service providers, from lodging and food services to banking services, which means this category comprises a wide and varied range of economic activities. The business segments which recorded greater expansion in 2006 were those of wholesalers and intermediaries, retailers and lodging/food establishments, which recorded growth rates of 10.6%, 5.7%, and 4.3%, respectively. A total of 5,839 new commercial customers were connected to COPEL’s grid, for a total of 278,963 customers as of December 31, 2006.

Rural customers, who account for 7.7% of COPEL’s market, consumed in 2006 1,431 GWh, representing a 3.0% increase over the figure for 2005. Average consumption by rural customer was 363.1 kWh/month in 2006, with a 2.7% increase over the previous year. A total of 328,469 rural customers were billed by COPEL as of December 2006, a figure 0.3% higher than the one recorded in December 2005.

Other customer categories: public agencies, public lighting, public services, and own consumption round out COPEL’s power market. With a 9.8% market share, these categories recorded growth of 2.3%, consuming 1,827 GWh in 2006.

Category	Consumption (GWh)				Number of customers

	2006	2005	Δ%	Share	2006	2005	%	Share
				% 2006				% 2006

Residential	4,826	4,653	3.7	25.8	2,637,502	2,561,066	3.0	78.8
Industrial(1)	7,200	7,639	-5.7	38.5	56,702	53,276	6.4	1.7
Commercial	3,407	3,231	5.4	18.2	278,963	273,124	2.1	8.3
Rural	1,431	1,389	3.0	7.7	328,469	327,363	0.3	9.8
Other	1,827	1,784	2.3	9.8	43,695	41,755	4.6	1.4

Billed total	18,691	18,696	0.0	100.0	3,345,331	3,256,584	2.7	100.0

Distributors	458	450	1.7	-	-	-	-	-

(1)Includes unregulated customers

COPEL Distribution’s grid market, which comprises all customers connected to the distribution grid, increased 3.5% in 2006.

	Grid Load (GWh)

2006	2005	%

20,554	19,860	3.5

Consumption by Customer Category

5.2 Rates and Discount Policy

5.2.1 Annual Rate Review

Under ANEEL Resolution no. 345/2006, dated June 20, 2006, COPEL was granted an average increase of 5.12% on its rates for sales to final customers, effective June 24, 2006. Out of this total, 4.91% correspond to the Annual Rate Review, and 0.21% to financial components outside the range of the annual rate review.

5.2.2 Discount Policy

Since 2003, COPEL had been following a policy of granting rate discounts aimed at encouraging the use of electricity, contributing to the economic growth of the State by attracting new industries, and reducing the levels of overdue bills. However, as of June 24, 2006, COPEL suspended all discounts off the rates in effect, in response to the reduction in the rates paid by low voltage customer categories, which was caused by the rate realignment process, which absorbed the discounts granted by the Company until June 23, 2006 to customers who pay their bills in time.

5.2.3 Rate Adjustment

Power rates are undergoing review and realignment (4th stage), pursuant to Decree no. 4,667, dated April 4, 2003. In the June 2006 rate increase, ANEEL accomplished the next-to-last stage of the rate realignment, aimed at reducing cross-subsidies between customer groups. Thus, the average rate increases were higher for the high voltage rate categories (14.09%) than for the low voltage ones (-0.99%) . However, a comparison between the rates previously and currently in effect shows that the impact on customers’ bills will be 1.44% on average to high voltage customers and -12.71% to low voltage customers.

The average rate for sales to final customers in December 2006 reached R$ 206.70/MWh, representing a 1.35% drop compared to the rate effective in December 2005. The average rate for the industrial category was raised 9.27%, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out, in compliance with Decree no. 4,667/2003.

Average rates by final customer category (R$/MWh)

Rates	Dec 2006	Dec 2005	Variation%

Residential	242.48	268.90	-9.83
Industrial	187.60	171.68	9.27
Commercial	227.52	234.87	-3.13
Rural	151.73	164.20	-7.59
Other	174.23	177.39	-1.78

Final customer total	206.70	209.52	-1.35

5.3 Overdue Bills

Since the accounting period of 2003, COPEL has calculated the overdue bill index for power supply to final customers, according to the following calculation method:

Bills are deemed overdue if not paid for over 15 days, pursuant to the overdue notice term (ANEEL Resolution no. 456/2000).

Losses recognized by the Company are excluded from overdue amounts.

The drop in the Overdue Bill Index for Power Supply to Final Customers, from 1.8% in December 2005 to 1.6% in 2006 is due mostly to the collection of overdue bills and to transfers to the provision for uncollectible accounts.

Overdue Bill Level for Supply to Final Customers (in millions of reais / %)

5.4 Power Supply Quality

The main indicators of power supply quality are DEC (outage duration by consumer/year) and FEC (outage frequency by consumer/year).

DEC indicates the period of time, on average, in which each customer of a given group was deprived of power supply during the assessment period, taking into account outages at least 3 minutes long.

FEC indicates the number of outages, on average, each customer of a given group suffered during the assessment period, taking into account outages at least 3 minutes long.

Below is a chart featuring COPEL’s DEC and FEC figures since 1996.

DEC (in hours and hundredths of hour)

FEC (number of outages)

COPEL’s DEC reached its lowermost point in 1999, while FEC reached its lowest figure in 2001.

With the expansion of the electric system, heavily influenced by the “Luz para Todos” Program, it’s been necessary to constantly upgrade and reinforce the power grids and to implement new technologies in order to supply the marketplace in a satisfactory and optimized manner.

COPEL, which underwent a privatization process starting in 2000, suffered the impact of workforce reduction and investment cuts which, together with unfavorable weather conditions, led to poor performance indicators in 2002 and 2003.

In early 2003, the Company approved the creation of a workgroup charged with proposing measures to improve the system with a view to reducing outage levels for all customer groups.

As a result of the group’s first actions, COPEL’s management authorized supplemental investments for construction work and system maintenance.

In 2004, both DEC and FEC indicators improved significantly, and so they did yet again in 2005. In 2006, however, the high number of storms throughout several regions of the State had a negative impact on the indicators. In order to make the distribution system more robust and less susceptible to outages, in 2007 the Company will launch a multi-year plan for upgrades and increased preventive maintenance activities.

5.5 Average Waiting Time

Average Waiting Time has also improved significantly since 2004. This performance resulted from significant investments by COPEL in the hiring of new technicians and electricians, and in opening new service stations, since 2003.

Average Waiting Time (in hours:minutes)

5.6 Losses

COPEL’s total power losses reached 7.2% of total available power. The calculation took into account technical and commercial losses, including basic network losses and losses under contracts.

Even though COPEL’s commercial losses are low, due to an upward trend, the Company has taken preventive measures, such as inspections to check illegal connections throughout its concession area.

As an additional preventive measure, COPEL has expanded the number of centralized measuring facilities to 2,633 locations, thus improving service to needy areas and preventing illegal connections.

5.7 Energy Flowchart (in MWh)

The following flowchart summarizes the availability and the supply of power sold by COPEL in 2006. Availability comprises power generated by the Company’s facilities and other purchases under power purchase agreements within the regulated environment, under the energy reallocation mechanism, and others. Supply comprises State demand, bilateral contracts, and losses.

6. ECONOMIC AND FINANCIAL PERFORMANCE

6.1 Net Operating Revenues

In 2006, Net Operating Revenues increased R$ 545.9 million, or 11.3%, over the year of 2005. Such variation resulted from:

1) A 4.3% increase in Revenues from Power Sales to Final Customers, due to the 5.12% rate increase and to the suspension of discounts as of June 2006.

2) A 35.9% increase in Revenues for Power Sales to Distributors, due mostly to:

  increased revenues from contracts signed at auctions, particularly new contracts for the period from 2006 to 2013;
  the revenues from UEG Araucária at the Electric Energy Trading Chamber (CCEE); and
  increased supply to Celesc.

3) A 25.2% increase in Revenues from Distribution of Piped Gas, due to increased revenues from transactions with third-parties.

Other Operating Expenses fell 11.2% as a result of lower revenues from services and from rents and leases.

6.2 Operating Expenses

Operating expenses reached R$ 3,781.2 million in 2006, against R$ 3,949.6 million in 2005. This drop was influenced mostly by:

1) A decrease in Raw Materials and Supplies for Power Generation, due mostly to the accounting of the debt renegotiation signed by Compagas and Petrobras, on which PASEP/COFINS tax was levied. Due to the termination of the agreement, there was also a lower volume of gas purchased for power generation. Additional details are available in Note 37.

Even though the expense above was lower, other expenses grew in 2006, such as:

1) Personnel Expenses, whose growth was due to the addition of 415 employees to the Company's workforce and to the collective bargaining agreement, which set forth a 3.5% wage increase.

2) Regulatory Charges, whose increase was due mostly to a higher Fuel Consumption Account (CCC) quota and a to higher Energy Development Account (CDE) charge. Additional details are available in Note 24.

3) Depreciation and Amortization Expenses, whose growth resulted from the consolidation of UEG Araucária’s statements into COPEL’s, as of June 2006, from the reorganization of ELEJOR's assets, in connection with the capitalization of the construction of the Fundão Power Plant, which was transferred from Construction in Progress to Property, Plant, and Equipment in Service, and from the addition of other assets to COPEL's own property, plant, and equipment.

4) Third-Party Services, whose growth was due mostly to higher costs of technical consulting services, data processing and transmission, and power system maintenance.

5) Expenses with Natural Gas and Supplies for the Gas Business, whose growth resulted mostly from higher volumes of gas purchased for resale.

6) Other Operating Expenses, whose growth resulted mostly from increases in: the Provision for ELEJOR Concession Charges, in special advertising campaigns, and in Donations, Contributions, and Subsidies.

6.3 EBITDA

Earnings before Interest, Taxes, Depreciation, and Amortization – EBITDA reached almost R$ 2 billion, a figure 62.2% greater than the one recorded in 2005 (R$ 1.2 billion), with a 36.7% margin, which was higher than that of 2004 (25.2%) .. The table below features EBITDA figures for 2006 and 2005:

Item	In 2006	In 2005
	In thousands of reais	In thousands of reais

Depreciation and Amortization	372,395	328,906
Result of Operations	1,603,393	889,150

EBITDA	1,975,788	1,218,056

Net Operating Revenues	5,384,608	4,838,704

EBITDA Margin %(1)	36.7	25.2

(1) Ebitda/Net Operating Revenues

EBITDA History

6.4 Financial Income (Losses)

Financial Income (Losses) was mostly affected by the following:

1) An increase in Financial Revenues, resulting mostly from the accounting of the discounts obtained by COPEL in the negotiations with Petrobras concerning the purchase of gas, to be applied to fines and penalties recorded in years prior to 2005. Other contributing factors were the increase in revenues from financial investments, thanks to higher cash in hand, and the gains from transactions with derivatives to secure the payment for UEG Araucária.

2) A decrease in Financial Expenses, resulting mostly from the reversal of late fees under the agreement with Compagas. Also noteworthy was the impact of the exchange rate variation applicable to loans denominated in foreign currencies, as the real appreciated less against the dollar in 2006 (8.7%) than in 2005 (11.8%), as did the Yen (9.5% in 2006, against 23.5% in 2005), and the full payment, in April 2006, of US$ 150 million in Eurobonds.

6.5 Indebtedness

Both long and short-term indebtedness suffered variations in 2006 due to the raising of R$ 616.9 million, of which R$ 600.0 million correspond to the 4th issue of debentures. Payments in 2006 amounted to R$ 334.1 million, of which R$ 87.2 million correspond to amortization of principal amounts, and R$ 246.9 million to charges (R$ 201.2 million in debentures). In 2005, variations occurred due to the raising of R$ 809.2 million, of which R$ 773.7 million resulted from the issue of debentures. Payments amounted to R$ 771.4 million, of which R$ 395.6 million were used to pay off Eurobonds, and R$ 229.9 million to pay debenture charges. Further details are available in Notes 20 and 21.

6.6 Net Income

In 2006, COPEL recorded net income of R$ 1,242.7 million, a figure 147.4% higher than that recorded in 2005 (R$ 502.4 million). This performance resulted in a rate of return on shareholders’ equity of 24.2% (net income ÷ shareholders’ equity – net income), with a 140.2% increase over 2005. This was due to good operational performance, as attested by the increase in revenues and the reduction in expenses. One must keep in mind that the result for 2006 reflects the effects of the agreement signed by COPEL, Petrobras, and Compagas, in the amount, net of taxes, of R$ 416.4 million and of the reversal of the COFINS tax provision, in the amount, net of taxes, of R$ 130.4 million. For purposes of comparison only, if these two non-recurring amounts were not taken into account, net income would be R$ 695.9 million.

6.7 Cash Flows

In 2006, operating cash flows reached R$ 1,014.2 million, recording a drop of R$ 67.9 million compared to the figure of R$ 1,082.1 million for 2005. This drop resulted basically from the payment of outstanding debts to suppliers, such as the payment of R$ 31 million in connection with the agreement with Foz do Chopim Energética.

Funds applied to property, plant, and equipment reached R$ 1,108.4 million in 2006, exceeding by R$ 442 million the figure for 2005, which was R$ 666.4 million. Taking into account the effect of customer contributions and of dividends from investees, a total of R$ 1,049.3 million were invested, representing an increase of R$ 426.6 million compared to the previous year. This variation results mostly from the acquisition of a controlling stake in UEG Araucária, for which the Company paid R$ 436.6 million.

In 2006, financing activities contributed positively to the cash flows, with an impact of R$ 407.4 million, due mostly to:

  the issue of debentures, in the amount of R$ 600 million;

  the amortization of loans, in the amount of R$ 132.9 million; and
  the payment of dividends proposed in previous years, in the amount of R$ 112.7 million.

In 2005, the most important events which contributed to a R$ 139.3 million increase in cash flows were:

  the issue of debentures, in the amount of R$ 755.6 million;
  the amortization of loans, in the amount of R$ 541.5 million; and
  the payment of dividends proposed in previous years, in the amount of R$ 96 million.

COPEL started off 2006 with R$ 1,131.8 million in cash and obtained from its activities a R$ 372.2 million increase, reaching a final amount of R$ 1,504 million at the end of the year. In 2005, the increase was R$ 598.7 million. These increases in cash in hand, recorded consecutively, have made possible the application of resources required for the continuity of the activities conducted by the Company.

The following table features the impact on cash flows of different categories of activities:

	In 2006	In 2005	Variation
	(thousands of R$)	(thousands of R$)	(thousands of R$)

Initial balance	1,131,766	533,092	598,674
Operating activities	1,014,185	1,082,127	(67,942)
Investments	(1,049,351)	(622,771)	(426,580)
Financing	407,404	139,318	268,086
Final balance	1,504,004	1,131,766	372,238

6.8 Added Value

In 2006, COPEL recorded R$ 5.6 billion in Total Added Value, a figure 30.6% or R$ 1.3 billion higher than the one recorded in 2005. These figures attest to COPEL’s good performance in terms of internal resource generation, as total added value represents 75.1% of the gross revenues recorded by the Company.

Furthermore, the Company distributed a significant amount to the government, fostering the economy of Paraná with R$ 3.2 billion resulting from tax collection, wages, earnings retained by the Company, and the State Government's interest. This figure is R$ 876.6 million higher than the one recorded in 2005 and accounts for 57.3% of total added value.

Approximate amount introduced in the State economy

Item	In 2006	In 2005
	(thousands of R$)	(thousands of R$)

Value added tax (VAT)	1,428,729	1,373,494
Other taxes (both state and municipal)	6,476	37,653
Personnel (does not include Social Security)	601,554	489,358
Retained earnings	1,119,680	379,382
31,1% of interest on capital(1)	38,253	38,251

Total	3,194,692	2,318,138

(1)Percentage that corresponds to the interest held by the Government of the State of Paraná

Distribution of Added Value - 2006

The full Statement of Added Value is featured herein, together with the notes to the financial statements (Annex 2).

6.9 Stock Performance

The Company’s shares are listed on the Brazilian, American, and European markets, and in 2006 they outperformed the indicators for all three markets.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 21.50 per lot of one thousand shares (a 43.8% appreciation), class A preferred shares were traded at R$ 22.58 per lot of one thousand shares (a 32.7% appreciation), and class B preferred shares were traded at R$ 25.00 per lot of one thousand shares (a 39.0% appreciation), while the Ibovespa index increased 32.9% . As reported by NYSE, the closing price of COPEL’s common shares (ELPVY) on the last trading day of the period was US$ 9.92 per lot of one thousand shares (a 57.5% appreciation), and class B preferred shares (ELP) were traded at US$ 11.65 per lot of one thousand shares (a 54.7% appreciation), while the Dow Jones index increased 16.7% . As reported by the Madrid Stock Exchange, the closing price of COPEL’s class B preferred shares (XCOP) on the last trading day of the period was € 8.86 per lot of one thousand shares (a 38.9% appreciation), while the Latibex index increased 24.6% .

6.10 Economic Value Added - EVA

Economic Value Added – EVA represents economic profit, i.e., how much wealth the company created with the capital employed in its operations, after deducting the return on this capital.

COPEL has maintained in the past few years a good Operating Return on Investments, with a rate of 19.4% in 2006. This was the main contributing factor to adding value to shareholders in the amount of R$ 725.1 million. This EVA variation, corresponding to R$ 534.1 million compared with 2005, indicates the Company is indeed focused on creating value by obtaining return on investments made in previous years, which are now operational.

The 12% rate of return on capital was maintained since it suits the Brazilian power sector standards in light of a Beta index of 1.21.

STATEMENT OF ECONOMIC VALUE ADDED
As of December 31, 2006 and 2005
(In millions of reais)

		Consolidated

	2006	2005

1. Sales	7,421.3	6,801.3
2. Operating costs and expenses	(5,817.9)	(5,912.1)
3. Equity in investees and subsidiaries	(6.2)	9.1
4. Financial revenues	729.2	396.3
5. Income tax and social contribution on profits generated by assets	(715.1)	(357.8)
6. Operating income generated by assets, net of taxes	1,611.3	936.8

7. Operating margin ( 6 ÷1 )	0.2171	0.1377

8. Third-party capital	2,596.9	2,044.1
9. Own capital	5,717.9	4,681.0
10. Capital eligible for return - ( 8 + 9 )	8,314.8	6,725.1

11. Capital turnover ( 1 ÷ 10 )	0.8925	1.0113

12. Operating Return on Investment ( 7 x 11)	19.38%	13.93%
or ORI in millions of reais	1,611.4	936.8

13. Gross Financial Expenses with third-party capital	289.1	254.8
14. Tax savings	(88.9)	(70.4)
15. Net Financial Expenses with third-party capital ( 13 - 14 )	200.2	184.4

16. Average rate of return on third-party capital	7.71%	9.02%
net of tax effects (15 ÷ 8)
17.Participation of third-party capital ( 8 ÷ 10 )	31.23%	30.40%

18.Rate of return on own capital	12.00%	12.00%
considering a Beta index of 1,21
19. Participation of own capital ( 9 ÷ 10 )	68.77%	69.60%

20. Weighed average capital cost - WACM ( 16 x 17 + 18 x 19 )	10.66%	11.09%
or WACM in millions of reais	886.4	745.8

21. Net operating assets	11,276.2	10,117.2
22. Operating liabilities	(2,961.4)	(3,392.0)
23. Capital eligible for return	8,314.8	6,725.2

Economic Value Added ( 12 - 20 x 23 )	725.1	191.0

Improvement in Economic Value Added in 2006	534.1

7. ENVIRONMENTAL PERFORMANCE

The Institutional Coordination Office for the Environment developed the following activities in 2006: organization of the corporate waste management; preparation of the Annual Environmental Report; mapping and modeling of all procedures of the “environment” corporate function, including those with a direct impact on compliance with the Sarbanes-Oxley Act; alignment of the “environment” corporate function with the corporate strategic roadmap; and coordination of the International Seminar on Energy Technologies for the Future, as a means of getting COPEL into the discussions and establishing its position as a stakeholder in the development of studies and in the conduction of power generation projects based on renewable sources, such as urban waste and biomass. COPEL’s corporate environmental management, led by the Institutional Coordination Office, is thus charged with contributing to the Company's strategic planning.

7.1 Materials

COPEL’s Material Classification System allows materials to be registered and grouped according to codes and technical features.

Controllable items include the use of paper and the consumption of paper by decentralized printers installed directly in corporate offices, by photocopying services, and by engineering services. Paper consumption has been optimized relative to the Company's workforce in the last two years, except for the paper used for printing customer bills. The amount of paper assigned for recycling increased 41% in the past three years.

7.2 Power

COPEL has two power plants which run on non-renewable fuels, one running on natural gas, and the other running on coal. In 2006, COPEL’s own operations consumed 23,694 MWh or 8.52984x10 13 joules, with a 0.1% variation compared to 2005.

7.3 Energy Efficiency Program

COPEL carries out an annual Energy Efficiency Program, to which the Company applies 0.25% of its net operating revenues. The Program is developed in compliance with the concession agreement for power distribution and with Law no. 9,991/2000. The investment criteria and the types of eligible projects set forth by the National Electric Energy Agency - ANEEL.

Also developed are projects involving residential, industrial, and commercial customers, in addition to public agencies, comprising activities aimed at improving the efficiency of the main uses of power, such as lighting, mechanical power, refrigeration, air conditioning, and power management. In 2006, COPEL conducted such educational and power management projects as:

  Municipal Power Management: a project conducted in 38 municipalities in Paraná, through the implementation of the Municipal Power Management Plan, whose goal is to spread power saving and environmental protection guidelines.
  PROCEL (Electric Energy Saving Program) at Schools: “The Nature of the Landscape” Environmental Education Program, which is aimed at middle and high school teachers. In 2006, 413 teachers, who reach a total of 28,700 students, were trained.
  Training on commercial and industrial energy efficiency: training of specialized managers and technicians.
7.4 Water

COPEL’s total estimated water consumption was 114,810 m3 in 2006 and 143.010 m3 in 2005, which represents a reduction of approximately 20%.

COPEL’s business operations do not interfere with the wetlands listed by the Ramsar Convention nor does its water consumption affect ecosystems/natural habitats. COPEL does not recycle the water used for administrative or domestic purposes (canteens, restaurants, kitchens, and restrooms). In terms of industrial power generation, the water from the reservoirs that passes through the turbines is not considered as water for consumption.

7.5 Biodiversity

The number and dimensions of the lands owned by the Company in connection with its business operations are shown on the following table:

Own and/or Leased Land for Business Activities

Activity	Properties	Area
	(in number)	(in hectares)

Power generation	5,905	70,827.40
Power transmission (at 500 and 230 kV)	3,286	3,005.15
Power distribution (at 69 and 138 kV)	10,355	6,226.51
Telecommunications	76	8.12

Total	19,622	80,067.18

In light of the Company’s commitment to protecting the environment and of the need to protect the diversity of environments and ecosystems in Paraná, COPEL maintains and monitors environmental protection areas, particularly in the Coastal Mountain Range. In compliance with the requirements of the State environmental agency, COPEL mitigates the impacts of the construction of major power generation projects by setting up conservation units, whose management is later passed on to the Environmental Institute of Paraná.

Conservation Units Created by COPEL on account of Power Projects

Project	Area (ha)	Municipality	Conservation Unit

Mourão Power Plant	560.40	Campo Mourão	Lago Azul State Park
	1,266.96	Campo Mourão, Luiziana

Gov. Ney Braga PP	1,231.06	Pinhão	Rio dos Touros Ecological Station

Jordão River Diversion PP	423.12	Candói and Reserva do Iguaçu	Tia Chica Ecological Station

Gov. José Richa PP	107.27	Capitão Leônidas Marques	Guarani River State Park

Some of COPEL's power generation projects are located close to environmentally sensitive areas, which were established by decrees issued after the projects were implemented.

COPEL does not set up power connections in protected areas without the submission, by the customer, of proper authorization by the environmental agency. This requirement contributes to preventing the illegal occupation of areas primarily assigned for environmental conservation.

The area known as Pólo Atuba, in a Company-owned private property located in Curitiba, measures approximately 450 thousand square meters. It contains an unused area of around 30 thousand square meters, which extends from the Atuba riverside until around 100 meters west and which is considered a Permanent Protection Area.

In 2006, field research indicated that the Uberaba - Atuba 69-kV transmission line runs close to the Atuba River for most of its length. Currently, the Atuba River suffers from serious environmental problems, requiring the reforestation of waterside areas and the establishment of a program for proper use and occupation of the surrounding land. Research will be carried on in 2007.

According to updated data for 2006, some areas owned by COPEL are located within conservation units, under the National System of Conservation Units (SNUC).

In 2006, the Company established as a goal for 2007 the location and identification of Company units according to the Ecological Economic Zoning by the State Environmental Department. The Department’s studies are still under way, and there’s no official timetable for their conclusion.

The environmental impact of power distribution on a regional scale is not significant. Throughout the 52 years of COPEL's existence, it has been necessary to cut down vegetation in order to expand the Company’s distribution network. In order to do so, however, COPEL has prioritized areas along access routes and areas already occupied by man. In light of the social, economic, and environmental benefits to the State of Paraná, the potential impact of distribution lines may be considered relatively insignificant. Accordingly, environmental agencies do not require prior authorization for the installation and operation of power distribution lines, since they operate at voltages lower than 230 kV. Nevertheless, COPEL conducts several activities to minimize environmental damage and to improve the quality of its services.

All actions taken in 2006 as part of the construction, upgrade, operation, and maintenance of power and transmission facilities have been accompanied by environmental plans aimed at preventing, reducing, mitigating, and compensating for any potential impacts on the environment. Thus, no material impacts were recorded during the year of 2006.

At the Ney Braga (Segredo) Hydroelectric Power Plant, COPEL started the Riverside Forest Program, whose goal is to plant 500 thousand seedlings by 2007, in order to reforest the areas surrounding power plant reservoirs. In addition to planting, the program also provides for maintenance and pest control, in order to ensure the proper growth of the seedlings. In União da Vitória, the Company conducted an awareness program aimed at schools and at the community at large about the importance of riverside forests for the balance of life. Approximately 500 students took part in the activities, which also included teacher training. The entire planting process is preceded by expert research in order to plan the best way to restore vegetation, according to the specific characteristics of each area. In 2006, native species were planted in approximately 30 hectares around the reservoir of Governor Ney Braga Hydroelectric Power Plant. During the same period, 5 hectares were reforested around the Santa Clara Power Plant reservoir. In June, another area spanning 13 hectares was inaugurated, in cooperation with the Municipal Administration of União da Vitória, in response to the claims by the Rio D’Areia community.

Since 2004 COPEL has been conducting a project of environmental assessment and recovery of an area known as Pólo do Atuba, in order to adjust operational areas and treat the soil contaminated with hydrocarbons, through bioremediation. It is scheduled to be completed by July 2009.

In the area of power distribution, in 2006 COPEL set up an environmental responsibility team, led by a forest technician in each regional office of the Company, which will act directly in the areas of maintenance and projects, enabling the conduction of business in compliance with internal rules and with the environmental legislation in effect, thus further minimizing environmental impacts.

COPEL inaugurated yet another environmental education venue. The harmoniously built facilities of Faxinal do Céu Greenhouse feature a small auditorium and exhibit halls which highlight the native flora of the mid-Iguaçu River area. The Company's environmental strategy also includes the environmental education of its workforce (in 2006 808 people were trained) and periodic reviews of the internal rules concerning procedures which may have environmental impacts. COPEL also conducted environmental awareness activities with employees and contractors working on power generation and transmission projects. There were over 40 hours of activities at the sites of 5 projects, attended by approximately 350 employees. The topics addressed were waste management and preservation of local biodiversity.

COPEL carried on in 2006 its quarterly monitoring of water quality and its research and production of fry at the Segredo Experimental Icthyological Station. In order to ensure efficient management of reservoirs and their areas of influence, the Company is currently developing a Water Quality and Icthyology System, comprising all sample collection points monitored by COPEL.

Since the Company operates four hydropower stations and the related power transmission lines located in Serra do Mar (the Coastal Mountain Range), a biodiversity-rich environment, the number of species included in the Red Lists with habitats in areas affected by Company operations has been increasing. It is estimated that currently 48 species of vertebrates have their habitat in the areas surrounding these hydropower plants. This assessment was conducted in 2005, and there have not been any updates since then. During the construction of the Bateias – Jaguariaíva transmission line, COPEL detected the return of the Monocarvoeiro monkey to its natural habitat in Paraná.

7.6 Emissions, Effluents, and Waste

Every six months, COPEL submits reports on the emissions of the Figueira and Araucária Thermal Power Plants to the State environmental agency.

For the Company’s operational activities and for the transportation of people on duty, COPEL preferably acquires vehicles which run on alcohol. The Company only acquires diesel vehicles which meet the legal emissions standards. The lowest rate of emission of CO2, 1.38 tons of CO2 per one thousand liters of fuel, is achieved with alcohol as fuel.

The table below features a breakdown of COPEL's vehicle fleet in terms of CO2emissions:

Fuel	CO2 Mass/Fuel Volume (t / L x 1000)	2006		2005
		Volume	CO2 Emissions (t)	Volume	CO2 Emissions (t)

Gasoline (l)	2.17	3,284,562	7,127	3,334,920	7,237
Alcohol (l)	1.38	427,854	590	322,127	445
Natural Gas (m3 )	1.95	3,950	7.74	42,046	82
Diesel (l)	2.62	3,520,388	9,223	3,217,656	8,430

Total			16,948		16,194

COPEL has conducted a reforestation project to recover the forests around its reservoirs. Estimates indicate that approximately 262,130 tons of CO2 will be removed from the atmosphere after the reforestation of 580 hectares around reservoirs. In 2006, a workgroup was formally established to assess the eligibility for the Clean Development Mechanism of projects related to COPEL’s power generation and transmission undertakings.

In compliance with corporate goals, COPEL assessed the number of air conditioning equipment and refrigerators in its administrative offices, covering, in a first stage, all administrative units in Curitiba.

COPEL identified in its fleet 291 vehicles with air conditioning, of which 250 were manufactured in the year 2000 or afterwards and use CFC-free gas. Out of the 41 remaining vehicles, which have been manufactured prior to 2000 and which use CFC gas, one is registered under COPEL’s name but is currently on loan, 15 have been included in the 2007 replacement plan and should be replaced by July 2007, and 25 will remain in use until they’re replaced.

Nitrogen Oxide (NOx) and Sulphur Dioxide (SO2) are emitted by the Figueira and Araucária Thermal Power Plants. In light of the commissioning process both facilities underwent in 2006, emission levels suffered significant variations, which makes it impossible to calculate acceptable estimates. The table below features emission figures for the Figueira Power Plant, which dropped significantly in 2006:

Emissions by the Figueira Power Plant	2006	2005

NOx (t)	713	716
SOx (t)	8,742	14,151

COPEL believes it is necessary to properly address the issues arising from the waste generated during the course of its business, to exchange experiences and to establish synergies among currently existing practices, promoting interchange with other public and private organizations. Seeking to integrate and align these practices with the Company's strategic planning and carrying on its Corporate Waste Management Program, in August 2006 COPEL formally set up a workgroup composed of representatives from all areas of the Company whose work is directly related to this matter. In 2006, plans of action were designed and organized to guide the procedures to be implemented throughout the Company in 2007. The exchange of experiences between different areas made possible the establishment of joint actions, such as the conduction of a single public tender for the co-processing of 41 tons of contaminated solid and liquid waste, from power plants and from power distribution activities. New projects were set up, such as the collection of compact fluorescent light bulbs.

Class I industrial wastes (dangerous) are given different treatments according to their categories. COPEL’s goal is to develop a technical instruction manual covering the main categories of dangerous waste produced by the distribution system: mineral insulating oil, contaminated solid waste, mercury lamps, and batteries. This completion of this project is scheduled for August 2007.

COPEL has been systematically eliminating Askarel from its operations by replacing all currently registered equipment. In 2006, approximately 45 tons of Askarel were removed through decontamination and recycling of the impermeable metallic frames of different equipment and incineration of contaminated oil and solid waste. Current estimates indicate that COPEL's power distribution grids and substations are now Askarel-free. Approximately 80 tons of contaminated equipment, however, still remain in generation facilities waiting for proper disposal.

Waste	2006	2005	Disposal method

Askarel (tons)	16.14	32.00	Decontamination and recycling of the impermeable metallic frames of different equipment and incineration of contaminated

Insulating mineral oil is recycled at Regional Office warehouses and at the Atuba warehouse; total recycled volume in 2006 was approximately 230 thousand liters. Solid waste which is contaminated with mineral oil, paints, and solvents is stored at the Atuba warehouse until a minimum amount is reached which warrants the beginning of a public tender for its final disposal. In 2006, COPEL disposed of 55 tons of solid waste contaminated with mineral oil, paints, and solvents by means of co-processing in cement factory ovens.

COPEL also conducts annual public tenders for the procurement of companies specialized in disposing of mercury lamps, decontaminating them, and recycling their other components. In 2006, a total of 68 thousand lamps were assigned for final disposal.

Batteries and transformers containing mineral oil are sold through public tenders, which include special contractual provisions to ensure the proper disposal and traceability of the waste.

For COPEL, oil spills are not significant. They only happen occasionally, as a result of equipment malfunction or transformer theft. Equipment malfunctions are handled by emergency response and grid maintenance teams, which adopt approved procedures to avoid spills during the removal and transportation of equipment. In 2006, COPEL started coordinating projects aimed at recovering soils which have been contaminated with mineral oil at substations and on account of transformer theft and related spills. These projects have been approved by the State environmental agency and are scheduled to be concluded by June 2008.

As part of the adjustments being made to Company procedures after the inspection for compliance with the Sarbanes-Oxley Act, COPEL shall conduct risk mapping and environmental liability management. This work, in addition to meeting the previous goal, will allow the mapping of all other potential liabilities, for which management and/or mitigation plans will be proposed.

7.7 Products and Services

Even though it considers the impacts caused by its distribution system not to be significant, COPEL has conducted several activities aimed at mitigating these impacts to their maximum extent, such as the environmental education program, which trained 808 people in 2006; the social and environmental urban forestation program, whose goal is to help local administrations make adjustments to their urban vegetation so as to allow trees and power grids to coexist harmoniously; the preparation of internal manuals to make its business activities compliant with the environmental legislation and to reduce their environmental impacts; and other research projects concerning the bioremediation of soils which may be contaminated with mineral oil. Many of these activities yield long-term results, such as environmental education.

In order to reduce the risk of accidents involving oil spills and water and soil contamination, COPEL has conducted, for two years, tests with vegetable insulating oil instead of mineral oil. In June 2006, the Company inaugurated an underground distribution grid in downtown Foz do Iguaçu, comprising 18 large transformers, which use vegetable oil as their insulating fluid.

During the process of environmental licensing of power plants, substations, and transmission lines, COPEL conducts, according to each project’s Basic Environmental Plan, mitigating and compensating actions concerning the environmental impacts directly or indirectly caused by these projects. Accordingly, activities conducted in 2006 include the planting of seedlings, the environmental education of employees and third-parties, the procurement of construction of fish canals, and communication with the waterside communities during the process of power plant commissioning.

7.8 Compliance with Legal Requirements

According to its lawsuit records, in 2006 COPEL incurred two fines, which totaled R$ 43 thousand. There is no record of nonmonetary penalties resulting from failure to comply with environmental laws and regulations.

Even though such penalties have been fortuitous and of little financial impact, COPEL is engaged in discussions with the environmental agencies and preparing internal rules, based on a technical instruction manual on vegetation, and environmental guidelines for the technicians in charge of business activities.

7.9 Transportation

Electric power is transported by means of transmission and distribution lines, and their impact on the environment is considered irrelevant. COPEL’s power grid comprises 165,757 km, out of which 87% are located in rural areas. These lines cross primarily areas already occupied by man and areas along access routes, resulting in extremely low environmental impact. Right-of-way areas are

10 meters wide at most and are reduced to 6 or 2 meters wide whenever possible, depending on the local circumstances. In 2006, 37.9 million square meters were cleared (3,790 hectares), which corresponds to 0.02% of the total area of the State of Paraná. COPEL has focused on building compact-design grids to minimize their impact on urban vegetation; 1,279 km of compact-design lines have already been set up.

7.10 Indian Rights

In October 2006, an agreement never before seen in the Brazilian power sector was signed by COPEL and by the caingangue Indian community, from the Apucaraninha Reservation, in Tamarana, northern Paraná. This agreement settled all the outstanding environmental, social, cultural, and moral liabilities resulting from the construction and operation of the Apucaraninha Hydroelectric Power Plant. The reparations to the community amount to R$ 14 million, which will be paid in five annual installments, the first one in December 2006. The remaining installments will form a fund designed to support the development of projects which ensure the sustainability of this Indian community.

COPEL completed, in February, the extension of its grid to the Karuguá guarani village, in the town of Piraquara, in the Curitiba Metropolitan Area. In mid-2004, the Indian chief of the village himself wrote a letter to the authorities listing ten basic needs of his community, one of which was the need for a connection to the power grid. At the end of that year, his request reached the people in charge of the Iguaçu Tribute project, which was supported by the National Indian Foundation (Funai), by the Committee of Organizations against Hunger and for Life, and by the Indian Matters Division of the State Department of Strategic Affairs. The power supplied by COPEL now brings added comfort and improved quality of life to the approximately 100 members of that community.

Another similar case is that of the Apucarana – Figueira transmission line, which crosses the Indian lands known as Barão de Antonina. COPEL accepted a settlement proposed by the State Public Prosecution Service and agreed to pay out-of-court reparations in the annual amount of R$ 25,653.65.

The Company is also engaged in expanding and reviewing the scope of the Luz Fraterna (Fraternal Light) Program to provide Indian communities with free access to electric power. Under the Luz para Todos (Light for Everyone) Program, COPEL invested approximately R$ 20 million in towns in the East and Central-South regional districts, where areas historically occupied by quilombos (communities of fugitive slaves or quilombolas) have been identified.

8. SOCIAL PERFORMANCE

8.1 Incorporation of the Principles of the Global Compact

COPEL has been strongly committed to the United Nations' Global Compact since its inception, in 2000, having been one of the pioneering companies to sign it. Since then, COPEL has made systematic efforts towards aligning its corporate initiatives and policies with the principles of the Compact, in order to fully incorporate this global ethical frame of reference into the Company’s day-to-day business. Thus, COPEL focused its efforts on three major fronts.

The first one concerns the internal dimensions of the Company and involves the constant improvement of management systems and corporate policies. The second front, considered a structural one, concerns the Company’s actions towards the outside world and involves the support to the development, implementation, and improvement of social inclusion policies, which promote greater sustainability of society at large. The third front concerns the direct involvement, usually under partnerships with other companies, institutions, or organizations, in social and environmental projects and initiatives. Broken down for purposes of greater clarity, these three fronts are addressed as strategically convergent and complementary. The table below summarizes these fronts and their relation to the Principles of the Global Compact. Further details about all the practices below, as well as labor practices and relations with unions, customers, and suppliers, reported in compliance with the Third Generation Guidelines of the Global Reporting Initiative (GRI/G3) are available at COPEL’s website (www.copel.com).

Incorporation of the Principles of the Global Compact

Caption:

1	Support and respect the protection of internationally proclaimed human rights	6	Uphold the elimination of discrimination in respect of employment and occupation
2	Avoid human rights abuses	7	Support a precautionary approach to environmental challenges
3	Uphold the freedom of association and the effective recognition of the right to collective bargaining	8	Promote greater environmental responsibility
4	Uphold the elimination of all forms of forced and compulsory labor	9	Encourage the development and diffusion of environmentally friendly technologies
5	Uphold the effective abolition of child labor	10	Work against all forms of corruption, including extortion and bribery

	UT—Unspecified Timetable

Projects / Programs / Management Systems / Participations and Policies	Global Compact Principles with which they comply	Beginning	Conclusion

Policies and Management Systems

Review of the Code of Conduct, with wide participation by the public.	All	2006	2007

Consolidation of the Confidential Reporting Channel.	All	2006	2007

Adoption of the IBGC (Brazilian Institute of Corporate Governance) Code of Good Practices.	All	2005	2007

Implementation of the Sustainability Management System (GRI + AA1000).	All	2005	2008

Development and implementation of a corporate risk control and management policy.	All	2006	2008

Development and implementation of a corporate policy on social actions which improve quality standards in food, healthcare, safety, education, sustainable development, etc.	1, 2, 5, 7, 8, 9	2006	UT

Development and implementation of a new corporate sustainability management model.	All	2006	2010

Support to Public Policies and Management Improvement

Participation in the Brazilian Global Compact Committee.	All	2000	UT

Participation in power sector organizations which address and promote energy efficiency and environmental improvements: Brazilian Association of Electric Utilities, Energy Planning Company, Association of Independent Power Producers, CIGRÉ Environmental Committee, Workgroups of the Brazilian Association of Power Generation Utilities, Brazilian Committee of Large Dams.
	7, 8, 9	Different dates	UT

Participation in associations which address and promote environmental improvements: Agenda 21; FIEP’s Permanent Council on Infrastructure and the Environment; Pronea’s Interinstitutional Commission on Environmental Education; Iguaçu and Tibagi River Basin Committees; Consortium for the Environmental Protection of the Tibagi River Basin; Technical Chamber on Cartography and Geoprocessing of the State of Paraná.
	7, 8, 10	Different dates	UT

Participation in the Committee of Institutions against Starvation and for Life (COEP) and in the State Committee for Nutritional and Feeding Safety (CONSEA - PR).	1, 3, 4, 5, 6, 7, 8, 9	1995/2003	UT

Participation in the Paraná Council for Corporate Citizenship (CPCE) for joint promotion of social responsibility.	All	2005	UT

Voluntary participation in the judging panels of the National Quality, the National Public Service Quality, the Corporate Success (small enterprises), and the Paraná Management Quality Awards.	All	2000	UT

Partnership with the Paraná Competitivo Movement to plan and carry out activities aimed at mobilizing society towards management quality.	All	2003	UT

Coordenation of Gespública PR: promotion of excellence, ethics, transparency, participation, decentralization, and social control in public management.	1, 3, 4, 5, 6, 7, 8, 9	2006	UT

Financial support and technical participation, representing South America, in the GRI workgroup charged with preparing the power sector supplement.	All	2005	2007

Financial support and participation in the trials of the new guidelines correlating GRI/G3 indicators and Global Compact Principles (Making the Connection).	All	2006	2007

Social and Environmental Programs, Projects, and Activities

Donation campaigns: Fome Zero, Natal sem Fome, Pastoral da Criança. Total amount collected in 2006: R$ 1.48 million.	1, 2	Different dates	UT

Annual donation program through tax breaks for the Fund for the Rights of Children and Teenagers (FIA). Total amount passed on: R$ 2.3 million.	1, 2, 5	2006	UT

Iguaçu Tribute Program - support to the sustainable development of surrounding communities.	1, 2, 5, 7, 8, 9, 10	2004	2014

Corporate Volunteering Program - EletriCidadania - license of 4 hours a month to employees who engage in volunteer work. Total of 730 hours in 2006.	1, 2	2001	UT

Projects to improve support to needy communities and to people with special needs: Mobile Support Stations and Libras (Brazilian Sign Language) Project	1, 2, 6, 10	2005	UT

Power bills in Braille: project designed to allow the blind to have access to information on power safety and consumption.	1, 2, 6, 10	2006	UT

Fera Project - cultural program at State public schools.	1, 2, 4, 5, 10	2005	UT

Luz Fraterna Program - cooperation agreement with the State government to provide payment exemption to low income customers who consume up to 100 kWh/month. In 2006, approximately 251 thousand customers were exempt (43 thousand rural customers and 208 thousand urban ones).	1, 2, 4, 5, 10	2003	UT

Energy Universalization - Luz para Todos Program - connection of the entire State population to COPEL's grid. A total of 14,209 new connections were made in 2006.	1, 2, 4, 5, 10	2003	2007

Night Irrigation Program - subsidized rate and equipment to rural customers.	1, 2, 4, 5, 7, 8, 9	2003	UT

Rate discounts - a program which has already transferred over 1 billion reais to the society of Paraná by means of discounts.	1, 2	2003	UT

Discounted rate to charities and low income customers - discounts of up to 65% to 582 institutions and 784 thousand customers, of which 35 thousand became eligible in 2006.	1, 2	2003	UT

Luz Legal Program - regular power supply to areas occupied irregularly. In 2006, 3,352 customers were supplied under this program.	1, 2	2003	2006

Paraná em Ação Program - joint community-oriented program aimed at carrying out activities and providing services and information with a view to promoting citizenship within the community.	1, 2	2003	UT

Paraná Digital Program - digital inclusion by means of the connection of public schools to the internet. In 2006, 854 Km of urban access cables and 228.4 km of cables in the main ring were added.	1, 2, 4, 5, 6, 10	2003	2008

Menor Aprendiz Program - professional inclusion of minors aged 14 to 18 with juvenile records, in cooperation with IASP. In 2006, 160 teenagers benefited from the program.	1, 2, 4, 5, 10	2005	UT

Corporate Waste Management Program - aimed at reducing, reusing, and recycling all generated waste. Includes the ZERE Program at power plants.	7, 8, 9, 10	2005	UT

Iguaçu Regional Museum – provides environmental education to the community, with one of the most remarkable collections in Paraná.	7, 8, 9, 10	2000	UT

Energy Efficiency Program - aimed at promoting the efficient use of power at municipal facilities, schools, and charities.	7, 8, 9	1999	UT

Programs at the Experimental Station for Ichthyological Studies - monitoring and repopulation of rivers and reservoirs in Paraná.	7, 8, 9	1992	UT

Control of invading species - monitoring of the entry of the golden mussel (Limnoperna fortunei) and other species.	7, 8, 9	2003	2007

Recovery of degraded areas - the Company maintains greenhouses to harvest and replace native vegetation in degraded and protection areas.	7, 8, 9	1992	UT

Guiding plans for the use of reservoirs and their surroundings - these plans set forth actions for the management and occupation of reservoirs and their surroundings within a 1,000-meter range.	7, 8, 9	2002	UT

Environmental Education Project - As Três Ecologias – 808 people were trained in 2006.	7, 8, 9	2004	UT

Social and Environmental Urban Forestation Program – designed to help local administrations make adjustments to their urban vegetation so as to allow trees and power grids to coexist harmoniously.	7, 8, 9	2005	UT

8.2 Tax Breaks

Contributions under the Rouanet Law in 2006 were made to projects duly approved by the Ministry of Culture; most of these projects were proposed by the Society of Friends of the Oscar Niemeyer Museum (MON), which received R$ 7.1 million.

The Company also sponsored and carried out several actions in the area of charities, such as a donation to the Fund for the Rights of Children and Teenagers (FIA). In 2006, COPEL donated a total of R$ 2.1 million (not including contributions by Compagas), making use of tax breaks, to several projects from the FIA, such as the expansion of the Pequeno Príncipe Hospital. These funds were used to add an entire floor to the facility, with approximately 100 new hospital beds and a new neonatal ICU. In recognition of this donation, the biggest ever from a single company, the Hospital created the “COPEL Heart” quota.

8.3 Workforce Management

The following table features a breakdown of COPEL’s workforce in 2006:

Workforce(1)	Work Hours	2006	2005

Employees	6 or 8 hours	8,119	7,704
Interns	4 hours	756	848
Young Apprentices (between 14 and 16 years old)	4 hours	75	64

(1)Does not include the workforce of subsidiaries Compagas, Elejor, and UEG Araucária.

COPEL’s 8,119 regular employees are distributed into four careers according to the nature of their duties and the requirements for their positions: operational (2,705 employees), administrative (2,438 employees), high school level technicians (1,676 employees), and college level professionals (1,300 employees). The Company has been expanding its workforce and in 2006 it hired, through public admission tests, 930 new employees (not including personnel hired by subsidiaries Compagas and Elejor). Out of this total, 790 were hired to expand COPEL’s own workforce, and 140 were hired to replace outsourced labor, particularly in technical and operational areas. During the year, 517 employees left the Company, most of them on account of retirement, and the employee turnover rate was 9.08.

Every regular employee of COPEL is hired through public admission tests, which are open to native-born or naturalized citizens of Brazil, regardless of gender, race, or religious beliefs. COPEL sets aside a share of the jobs available through public admission tests for applicants with disabilities and for African-Brazilians. In 2006, the Company assigned 5% of the available administrative jobs to applicants with disabilities. Thirteen African-Brazilian applicants were also hired.

The chart below features the number of COPEL’s employees in the last 12 years. The downward curve from 1995 to 2002 was due to a policy of outsourcing and incentives to early retirements and voluntary quit, in preparation for the Company's privatization process, which was never completed. The increase in personnel since 2003 reflects the decision to no longer privatize the Company, to expand its workforce to meet the restrained demand for labor, and to revert the outsourcing of essential services which are directly tied to COPEL’s business.

Workforce

Does not include employees from Compagas, Elejor, and UEG Araucária.

Workforce
As of December 31

8.3.1 Personnel Training and Development

The Company relies on several forms of training to qualify its employees and continually improve their performance, making use mostly of internal courses to supply demands resulting from the implementation of new technologies and procedures. In 2006, 2,364 training events took place (courses, seminars, and lectures), out of which 1,955 were conducted internally and 409 externally, with a total of 26,783 attendees. The average training hours per employee ratio was 60.4.

The Company also adopts a consistent policy to improve the educational levels of its employees, with significant investments in post-graduation courses, besides fostering self-development through an allowance-for-education program. Currently the Company has 2,927 college-graduated employees, of whom 874 have also attended postgraduate courses at the specialization level, 103 have been awarded Master’s Degrees, and 11 are PHDs.

Employee training	2006 (In hours/average)

Operational	76.6
Administrative	38.8
Technical	67.0
Professional	52.0

8.3.2 Salary Policy

COPEL’s policies concerning wages, performance recognition and incentive are based on a model structured upon two pillars: a fixed remuneration (compatible with the job market and the individual merit) and a variable remuneration (employee profit sharing or participation in results). COPEL and CENPRL, a commission set up to address employee profit sharing, have made significant progress in their negotiations, establishing corporate goals, which were renegotiated in 2006. COPEL’s Career and Salary Plan was restructured to reflect the Company’s occupational reality, which serves as a reference for the fixed remuneration policy, based on ensuring that the salaries paid by the Company are compatible with those prevailing on the job market.

8.3.3 Benefits

In addition to the benefits mandated by labor laws, COPEL directly grants its employees the following ones: allowance for education, a vacation bonus, food allowance, allowance for day nursery, assistance to persons with special needs, and others made possible under an agreement between COPEL and Social Security (INSS).

Other benefits granted by the Company but managed by the Pension Plan (Fundação COPEL de Previdência e Assistência Social), of which COPEL is the main sponsor, comprise a private pension plan, which complements pensions paid by Social Security, and an extensive healthcare and dental assistance plan, one of the best on the market.

8.3.4 Freedom of Association and Collective Bargaining

All employees are represented in their labor relations with the Company by independent labor unions. Brazilian law provides for the organization of such entities according to professional category and geographic area (municipality).

COPEL maintains a close relationship with all 18 unions that represent its employees: unions representing basic categories (power industry employees) and professional and/or specialized categories. Union representatives have free access to local managers and Company facilities to talk to employees, besides having a formal channel of communications with Human Resources.

Employee participation in the labor negotiations is highly relevant and extends from attending the meetings called by the unions to discuss the agenda of labor demands to voting for accepting or rejecting the Company’s proposals. COPEL also fosters employee participation in trade associations, professional councils, and other entities.

8.4 Social Balance Sheet

ANNUAL SOCIAL BALANCE SHEET - IBASE Model As of December 31, 2006 and 2005

(In thousands of reais)

								Consolidated

		2006				2005
	1 - BASIS FOR CALCULATION
N 29
and 30	Net Revenues - NR	5,384,608				4,838,704
	Result of Operations - RO	1,837,223				727,647
N 34	Gross Payroll - GP	579,944				546,123
	Total Value Added - TVA	5,575,219				4,269,239

	2 - INTERNAL SOCIAL INDICATORS			% of:				% of:

			GP	NR	TVA		GP	NR	TVA
	Meal assistance (Meal tickets and others)	49,586	8.6	0.9	0.9	41,364	7.6	0.9	1.0
N 34	Mandatory social charges	146,955	25.4	2.7	2.6	138,701	25.4	2.9	3.2
N 35	Pension plan	35,077	6.0	0.7	0.6	8,453	1.5	0.2	0.2
	Healthcare plan	37,933	6.5	0.7	0.7	21,378	3.9	0.4	0.5
	Workplace safety and medical support	3,170	0.5	0.1	0.1	3,148	0.6	0.1	0.1
	Education	2,130	0.4	-	-	1,687	0.3	-	-
	Culture	654	0.1	-	-	636	0.1	-	-
	Personnel training and development	8,824	1.5	0.2	0.2	8,209	1.5	0.2	0.2
	Children's daycare assistance	451	0.1	-	-	444	0.1	-	-
N 34	Employee profit sharing	52,028	9.0	1.0	0.9	32,294	5.9	0.6	0.8
	Other benefits	8,776	1.5	0.1	0.2	3,570	0.7	0.1	0.1

	Total	345,584	59.6	6.4	6.2	259,884	47.6	5.4	6.1

	(continued)

								Consolidated

			2006				2005
	3 - EXTERNAL SOCIAL INDICATORS			% of:				% of:

			RO	NR	TVA		RO	NR	TVA
	Education	19,020	1.0	0.4	0.3	12,574	1.7	0.3	0.3
	Paraná Digital Program	18,331	1.0	0.4	0.3	11,934	1.6	0.3	0.3
	Schools at Power Plants and other	689	-	-	-	640	0.1	-	-
	Culture	9,207	0.6	0.1	0.2	3,101	0.5	0.1	0.1
	Healthcare and sanitation	112,717	6.1	2.1	2.0	66,952	9.2	1.4	1.6
	Luz para Todos Program	79,254	4.2	1.5	1.4	33,708	4.6	0.7	0.8
(1)	Luz Fraterna Program	32,522	1.8	0.6	0.6	29,757	4.1	0.6	0.7
(2)	Other programs	941	0.1	-	-	3,487	0.5	0.1	0.1
	Sports	55	-	-	-	44	-	-	-
	Fight against starvation and food safety	4	-	-	-	-	-	-	-
	Other	5,245	0.3	0.1	0.1	288	-	-	-
	Reparations to the Apucaraninha indians	2,800	0.2	0.1	0.1	-	-	-	-
	Fund for the rights of children and teenagers	2,192	0.1	-	-	-	-	-	-
N 44	Donations, contributions, and subsidies	122	-	-	-	195	-	-	-
(3)	Eletricidadania Program, GRI/AA1000
	implementation, and Ethos Institute	131	-	-	-	93	-	-	-

	Total of contributions to society	146,248	8.0	2.7	2.6	82,959	11.4	1.8	2.0

SVA	Taxes (excluding social charges)	3,145,892	171.2	58.4	56.4	2,586,641	355.5	53.5	60.6

	Total	3,292,140	179.2	61.1	59.0	2,669,600	366.9	55.3	62.6

	4 - ENVIRONMENTAL INDICATORS			% of:				% of:

			RO	NR	TVA		RO	NR	TVA
	Investments connected to the operations of
	the Company	87,970	4.8	1.6	1.6	69,820	9.6	1.4	1.6
	Research and Development and Energy
N 41	Efficiency Programs	52,265	2.8	1.0	1.0	46,771	6.5	1.0	1.1
(4)	Compact-design or "green" Lines	26,797	1.5	0.5	0.5	21,283	2.9	0.4	0.5
(5)	Fauna and Flora protection programs	7,174	0.4	0.1	0.1	859	0.1	-	-
	Waste management	1,734	0.1	-	-	907	0.1	-	-
	Investments in external programs and/or
	projects	1,485	0.1	-	-	1,164	0.2	-	-
	Environmental Education	763	0.1	-	-	958	0.2	-	-
(6)	Iguaçu Tribute Program	722	-	-	-	206	-	-	-

	Total	89,455	4.9	1.6	1.6	70,984	9.8	1.4	1.6

In terms of annual goals for the reduction of waste and overall consumption in production and operation and for the increase in the efficiency of the use of natural resources, the Company	( ) does not have goals	( ) does not have goals
	( ) meets from 0 to 50% of goals	( ) meets from 0 to 50% of goals
	( ) meets from 51 to 75% of goals	( ) meets from 51 to 75% of goals
	(X) meets from 76 to 100% of goals	( X ) meets from 76 to 100% of goals

(continued)

						Consolidated

	2006			2005

5 - WORKFORCE INDICATORS (includes subsidiaries)
Employees at the end of the year	8,204			7,775

School attendance by employees:	Total	Men	Women	Total	Men	Women

College or post-graduate	3,000	2,162	838	2,735	1,981	754
High school	4,694	4,106	588	4,493	3,910	583
Elementary school	510	478	32	547	511	36
Employee age brackets:
Under 30	1,843			1,546
Between 30 and 45	3,923			3,666
45 and older	2,438			2,563
Employees hired during the period	946			1,210
Female employees	1,458			1,372
% Women in management-level positions:
out of the total number of female employees	3.1			1.2
out of the total number of managers	12.2			7.9
African-Brazilian (A-B) employees	734			682
% A-B in management-level positions:
out of the total number of A-B employees	1.9			0.9
out of the total number of managers	3.9			3.0
People with disabilities	52			73
Dependents	14,680			14,694
Interns	953			869

Consolidated

	2006		Goals for 2007
6 - RELEVANT INFORMATION CONCERNING THE EXERCISE OF CORPORATE CITIZENSHIP
Ratio between the highest and the lowest salary within the Company		27	27
Total number of workplace accidents (includes outsourced employees)		311	-
Social and environmental projects developed by the Company were determined by:	senior management		senior management
Workplace safety and hazardous environment
standards were set by:	all employees and IAPCs		all employees and IAPCs
In terms of freedom for employee unions, right to
collective bargaining, and internal workers			will follow and promote ILO
representation, the Company:	follows ILO guidelines		guidelines
The Company’s pension plan benefits:	all employees		all employees

Profit sharing benefits:	all employees		all employees
In selecting suppliers, the same ethical and social
and environmental responsibility standards
adopted by the Company:	are suggested		will be required
Employees’ participation in volunteer work			will be supported and encouraged
programs:	is supported by the Company		by the Company

(continued)	Consolidated

	2006	Goals for 2007
Total number of customer complaints filed:
at the Company	124,602	123,232
at Procon	496	496
in court	705	695
% of complaints addressed or solved:
at the Company	100.0%	100.0%
at Procon	100.0%	100.0%
in court	23.8%	25.0%

% of customer complaints out of the total number of customers:
at the Company	3.73%	3.58%
at Procon	0.02%	0.01%
in court	0.02%	0.02%

	Consolidated

	2006	2005
Distribution of Value Added (DVA) :
Financing agents	8.2%	13.3%
Workforce	10.8%	11.5%
Government	58.5%	63.0%
Shareholders	2.2%	2.9%
Retained	20.3%	9.3%

7 - ADDITIONAL INFORMATION

COPEL operates in the power sector within the State of Paraná, under Corporate Taxpayer Number 76.483.817/0001 -20

For further details about the information disclosed herein: Accounting Management Department - Enio Cesar Pieczarka - phone 41-3331-2160 e-mail: enio@copel.com

COPEL does not employ children or slave labor, does not engage in the prostitution or sexual exploitation of children and teenagers, and does not engage in corruption.

Our Company appreciates and respects diversity both internally and externally.

This Social Balance Sheet includes data from subsidiaries Compagas, Elejor, and UEG Araucária, on account of the consolidation of their results with COPEL's. That is why the 2005 data was reclassified.

Notes:

N - Note to the Financial Statements

(1) The "Luz Fraterna" Program is carried out under a cooperation agreement with the Government of the State of Paraná, signed on September 11, 2003, and is aimed at benefiting people in need, providing exemption from the payment of electricity bills to families which qualify according to previously established criteria.

(2) The mains reasons for the reduction in this group in 2006 were the lower amount applied to resettlement and the lack of investment under the Reluz Program, which accounted for the 2005 figure.

(3) The Corporate Volunteering Program (Eletricidadania) recorded, in 2006, 730 hours dedicated to volunteer work.

(4) As of 2005, COPEL did not record the amounts for the isolated secondary grid (BT), which were only included as of 2006, resulting in the discrepancy at hand. The isolated secondary grid started being used in 2004 and became COPEL's standard grid. Its use reduces the entanglement between power grids and urban trees. The featured amounts include the cost of COPEL's own labor.

(5) The main reasons for the increase in this group in 2006 were the production of seedlings in power plant greenhouses and higher investments by Elejor in environmental programs.

(6) The Iguaçu Tribute is a social and environmental program aimed at promoting sustainable development through projects conceived within the very communities involved.

9. THANKS

9.1 A Word of Thanks

As our final words, we wish to express our gratitude to our shareholders, to our customers and suppliers, to our directors and members of our Audit Committee, to the State Government and other public authorities, and to the community for their trust in our Company and for their unyielding support. COPEL owes its great performance in 2006 in large part to the effective participation and dedication from these stakeholders.

We are particularly grateful to our employees, who have contributed their best talents and efforts, with eagerness, competence, and dedication, to the task of making COPEL an ever bigger, better, more solid, more efficient, and, most of all, more human company.

Curitiba, March 27, 2007

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	ACIR PEPES MEZZADRI
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
NATALINO DAS NEVES

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members:	ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
JORGE MICHEL LEPELTIER
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For further information about this Report, please contact: rsustentabilidade@copel.com - Phone: +55 (41) 3331-2903
For information about Investor Relations, please contact: ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of December 31, 2006 and 2005
(In thousands of reais)

ASSETS	N	Parent Company		Consolidated

		2006	2005	2006	2005

CURRENT ASSETS
Cash in hand	5	584,702	15,583	1,504,004	1,131,766
Customers and distributors	6	-	-	1,065,267	945,734
Provision for doubtful accounts	7	-	-	(111,726)	(79,073)
Services to third parties, net	8	-	-	13,399	7,349
Dividends receivable	9	760,282	207,152	2,019	3,665
Services in progress	-	-	1,060	20,038	12,132
CRC transferred to State Government	10	-	-	35,205	31,803
Taxes and social contribution	11	72,298	64,737	235,084	131,038
Account for Compensation of Portion A	12	-	-	90,048	128,187
Regulatory Asset - PIS-PASEP/COFINS	13	-	-	3,408	43,876
Collaterals and escrow accounts	14	-	-	68,565	43,746
Inventories	-	-	-	51,444	36,590
Other	15	2	4,351	36,878	33,430

		1,417,284	292,883	3,013,633	2,470,243

NON-CURRENT ASSETS
Long-term receivables
Customers and distributors	6	-	-	108,157	104,483
CRC transferred to State Government	10	-	-	1,158,898	1,150,464
Taxes and social contribution	11	61,101	143,346	382,528	526,506
Judicial deposits	27	47,935	48,015	140,954	129,491
Account for Compensation of Portion A	12	-	-	12,273	8,559
Regulatory Asset - PIS-PASEP/COFINS	13	-	-	-	43,608
Collaterals and escrow accounts	14	-	-	24,630	27,041
Investees and subsidiaries	16	739,359	1,226,726	-	35,357
Other	15	-	-	11,909	16,576
		848,395	1,418,087	1,839,349	2,042,085

Investments	17	6,631,623	5,473,396	305,968	414,320
Property, plant, and equipment	18	-	-	6,711,686	5,948,104
Intangible assets	19	-	-	40,783	43,187
Deferred assets		-	-	23,204	5,375

		7,480,018	6,891,483	8,920,990	8,453,071

TOTAL ASSETS		8,897,302	7,184,366	11,934,623	10,923,314

The accompanying notes are an integral part of these financial statements.

Balance Sheet – Liabilities
As of December 31, 2006 and 2005
(In thousands of reais)

LIABILITIES	N	Parent Company		Consolidated

		2006	2005	2006	2005

CURRENT LIABILITIES
Loans and financing	20	9,243	11,304	90,152	99,253
Debentures	21	822,404	92,471	838,355	115,703
Suppliers	22	566	280	392,219	1,162,109
Taxes and social contribution	11	67,719	130,145	311,085	381,980
Dividends payable	-	268,596	110,567	277,421	114,467
Payroll and labor provisions	23	92	96	134,218	108,326
Post-employment benefits	35	15	2	133,635	132,902
Account for Compensation of Portion A	12	-	-	110,498	65,664
Regulatory charges	24	-	-	60,173	41,265
Research and Development and Energy Efficiency	25	-	-	174,316	73,194
Other	26	26	36,486	59,298	34,501

		1,168,661	381,351	2,581,370	2,329,364

LONG-TERM LIABILITIES
Loans and financing	20	92,787	110,096	539,190	602,624
Debentures	21	866,680	962,902	1,129,230	1,226,525
Provisions for contingencies	27	24,282	205,005	222,473	408,577
Subsidiaries and investees	-	368,622	37,829	1	-
Suppliers	22	-	-	234,212	176,609
Taxes and social contribution	11	-	-	24,083	37,235
Post-employment benefits	35	-	-	495,759	486,854
Account for Compensation of Portion A	12	-	-	52,053	24,912
Other	26	-	-	8,960	-

		1,352,371	1,315,832	2,705,961	2,963,336

MINORITY INTERESTS	-	-	-	271,022	143,431

SHAREHOLDERS' EQUITY	28
Share capital		3,875,000	3,480,000	3,875,000	3,480,000
Capital reserves		817,293	817,293	817,293	817,293
Income reserves		1,683,977	1,189,890	1,683,977	1,189,890

		6,376,270	5,487,183	6,376,270	5,487,183

TOTAL LIABILITIES		8,897,302	7,184,366	11,934,623	10,923,314

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the years ended on December 31, 2006 and 2005
(In thousands of reais)

	N	Parent Company		Consolidated

		2006	2005	2006	2005
OPERATING REVENUES	29
Power sales to final customers		-	-	5,500,122	5,275,883
Power sales to distributors		-	-	1,290,976	949,937
Charges for the use of the power grid		-	-	283,773	267,996
Telecommunications revenues		-	-	58,054	57,075
Distribution of piped gas		-	-	227,081	181,382
Other		-	-	61,320	69,025
		-	-	7,421,326	6,801,298

DEDUCTIONS FROM OPERATING REVENUES	30	-	-	(2,036,718)	(1,962,594)

NET OPERATING REVENUES		-	-	5,384,608	4,838,704

OPERATING COSTS	31
Power purchased for resale		-	-	(1,439,744)	(1,436,330)
Charges for the use of the power grid		-	-	(534,780)	(530,798)
Payroll		-	-	(460,598)	(323,367)
Pension and healthcare plans		-	-	(53,805)	(20,790)
Materials and supplies		-	-	(54,677)	(46,585)
Raw materials and supplies for power generation		-	-	280,579	(62,070)
Natural gas and supplies for the gas business		-	-	(177,702)	(142,294)
Third-party services		-	-	(145,459)	(96,374)
Depreciation and amortization		-	-	(353,047)	(307,490)
Taxes		-	-	(1,726)	(2,967)
Cost recovery		-	-	35,210	30,362
Other		-	-	(55,460)	(19,831)
		-	-	(2,961,209)	(2,958,534)

GROSS OPERATING INCOME		-	-	2,423,399	1,880,170

Operating expenses	31
Sales expenses		(5,408)	-	(83,368)	(41,602)
General and administrative expenses		(18,976)	(15,156)	(319,808)	(397,880)
Other		170,773	(21,426)	(416,830)	(551,538)
		146,389	(36,582)	(820,006)	(991,020)

RESULT OF OPERATIONS		146,389	(36,582)	1,603,393	889,150

FINANCIAL INCOME (LOSSES)	45
Financial revenues		45,221	15,199	729,203	396,279
Financial expenses		(174,457)	(119,792)	(489,186)	(566,847)
		(129,236)	(104,593)	240,017	(170,568)

EQUITY IN RESULTS OF SUBSIDIARIES AND INVESTEES	46	1,317,590	635,163	(6,187)	9,065

OPERATING INCOME		1,334,743	493,988	1,837,223	727,647

NON-OPERATING INCOME (LOSSES)	47	395	187	(22,977)	(10,646)

INCOME BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION		1,335,138	494,175	1,814,246	717,001

INCOME TAX AND SOCIAL CONTRIBUTION	49
Income tax and social contribution		(20,075)	-	(499,727)	(250,267)
Deferred income tax and social contribution		(72,383)	8,202	(57,951)	52,067
		(92,458)	8,202	(557,678)	(198,200)

NET INCOME BEFORE
MINORITY INTERESTS		1,242,680	502,377	1,256,568	518,801

MINORITY INTERESTS		-	-	(13,888)	(16,424)

NET INCOME FOR THE PERIOD		1,242,680	502,377	1,242,680	502,377

NET INCOME PER LOT OF ONE THOUSAND SHARES		4.5410	1.8358	4.5410	1.8358

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity
For the years ended on December 31, 2006 and 2005
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2004	3,480,000	817,293	184,702	654,322	-	5,136,317

Adjustment from previous years (Note 50)	-	-	-	-	(28,516)	(28,516)
Net income	-	-	-	-	502,377	502,377
Allocation proposed at the G.S.M.:
Legal reserve	-	-	25,119	-	(25,119)	-
Interest on capital	-	-	-	-	(122,995)	(122,995)
Investment reserve	-	-	-	325,747	(325,747)	-

Balance as of December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Adjustment from previous years (Note 50)	-	-	-	-	(72,642)	(72,642)
Share capital increase	395,000	-	-	(395,000)	-	-
Net income	-	-	-	-	1,242,680	1,242,680
Allocation proposed at the G.S.M.:
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on capital	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Investment reserve	-	-	-	830,585	(830,585)	-

Balance as of December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position
For the years ended on December 31, 2006 and 2005
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005

From operations
Net income	1,242,680	502,377	1,242,680	502,377

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	372,395	328,906
Long-term monetary variations, net	30,415	16,890	(14,751)	(38,942)
Equity in results of subsidiaries and investees	(1,317,285)	(634,791)	1,118	(13,501)
Deferred income tax and social contribution	82,245	(9,692)	123,079	(38,363)
Provisions (reversals) for long-term liabilities	(170,956)	17,187	(5,875)	216,321
Write-off of regulatory asset - PIS-PASEP and COFINS	-	-	46,226	-
Write-off of property, plant, and equipment, net	-	-	14,721	18,284
Write-off of intangible, deferred, and other non-current assets, net	-	-	210	201
Amortization of goodwill on investments	-	-	5,374	4,808
Minority interests	-	-	13,888	16,424
	(1,375,581)	(610,406)	556,385	494,138

Dividends from investees and subsidiaries	967,063	239,041	13,730	4,576

Total from operations	834,162	131,012	1,812,795	1,001,091

From third-parties
Loans and financing	-	-	16,937	35,532
Debentures	600,000	500,000	600,000	755,626
Suppliers - Petrobras renegotiation (reclassification under current)	-	-	157,443	-
Investees and subsidiaries	471,254	-	-	-
Transfer of investments	-	-	-	146
Customer contributions	-	-	43,489	39,675
Minority interests	-	-	113,703	6,204
Other payables	-	-	8,960	-
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	26,938	22,814
CRC transferred to State Government	-	-	34,440	31,772
Taxes and social contribution	-	-	9,107	1,518
Account for compensation of Portion A	-	-	25,120	101,933
Regulatory asset - PIS-PASEP and COFINS	-	-	6,815	85,414
Investees and subsidiaries	35,357	475	35,357	475
Other	-	-	5,383	2,305
	1,106,611	500,475	1,083,692	1,083,414

TOTAL SOURCES	1,940,773	631,487	2,896,487	2,084,505

The accompanying notes are an integral part of these financial statements.

Note 56 features a breakdown of this financial statement.

Statement of Changes in Financial Position
For the years ended on December 31, 2006 and 2005
(In thousands of reais)

USE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005

On the distribution of dividends	280,951	122,995	280,951	122,995

On property, plant, and equipment	-	-	567,778	660,606

On intangible assets	-	-	5,747	2,324

On long-term receivables
Customers and distributors	-	-	25,109	11,255
Taxes and social contribution	-	-	8,893	2,232
Judicial deposits	9,768	-	30,778	19,826
Account for compensation of Portion A	-	-	-	13,884
PIS/PASEP - COFINS Regulatory Asset	-	-	9,432	48,597
Investees and subsidiaries	-	49,407	-	-
Other	-	-	2,140	1,647
	9,768	49,407	76,352	97,441

On investments
(including the effects of consolidation of the p.,p.,&e. of UEG Araucária Ltda.)	604,743	43,997	534,546	2,707

On deferred assets	-	-	145	752

Transfer from long-term to current liabilities:
Loans and financing	7,695	10,064	85,000	95,900
Debentures	700,525	-	720,087	-
Suppliers	-	-	112,590	64,321
Taxes and social contribution	-	36,196	-	50,353
Post-employment benefits	-	-	127,478	131,644
Account for compensation of Portion A	-	-	44,657	28,767
Judicial contingencies and other payables	-	-	6,355	2,281
	708,220	46,260	1,096,167	373,266

No aumento do capital circulante líquido	337,091	368,828	334,801	824,414

TOTAL USES	1,940,773	631,487	2,896,487	2,084,505

Statement of variations in net working capital

Initial current assets (after adjustment from previous years - N. 25)	292,883	330,461	2,492,609	1,653,172
Initial current liabilities (after adjustment from previous years - N. 25)	381,351	787,757	2,395,147	2,336,707
Initial net working capital	(88,468)	(457,296)	97,462	(683,535)

Final current assets	1,417,284	292,883	3,013,633	2,470,243
Final current liabilities	1,168,661	381,351	2,581,370	2,329,364
Final net working capital	248,623	(88,468)	432,263	140,879

Increase in net working capital	337,091	368,828	334,801	824,414

The accompanying notes are an integral part of these financial statements.

Note 56 features a breakdown of this financial statement.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006 and 2005

(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency -ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part, together with private companies, in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s subsidiaries are:

COPEL Generation – Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. This subsidiary holds the following concessions granted by ANEEL:

Power Plants	River	Installed	Concession	Expiration
		Capacity (MW)	Date	Date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.08.1976	16.08.2026
Chaminé	São João	18.00	13.08.1976	16.08.2026
Apucaraninha	Apucaraninha	10.00	13.10.1975	12.10.2025
Mourão	Mourão	8.20	20.01.1964	07.07.2015
Jordão River Diversion	Jordão	6.50	14.11.1979	15.11.2009
Marumbi(1)	Ipiranga	4.80	-	-
São Jorge	Pitangui/Tibagi	2.30	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	07.01.1981	07.01.2011
Salto do Vau(2)	Palmital	0.94	27.01.1954	-
Pitangui(2)	Pitangui	0.87	05.12.1954	-
Melissa(2)	Melissa	1.00	08.10.1993	-
Thermal facilities
Figueira		20.00	21.03.1969	26.03.2019

(1)	Submitted to approval by ANEEL.

(2)	Facilities under 1 MW are only subject to registration before ANEEL.

The extension of the concessions for the Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Caxias), and Jordão River Diversion Power Plants has already been requested to ANEEL.

COPEL Transmission – Charged with the transport and transformation of the power generated by the Company. It builds, operates, and maintains power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected Power System in southern Brazil. It relies on 129 substations, operating at voltages equal to or higher than 69 kV, and on 7,210.4 km of transmission lines.

COPEL Distribution – Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 1,111 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina.

COPEL Telecommunications – Engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

COPEL Corporate Partnerships – Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, all of which are operational and constituted as special purpose companies (SPCs), with a total installed capacity of 887.4 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors. On August 4, 2006, the second generating unit of the Fundão Power Plant (Fundão – Santa Clara Power Complex) entered commercial operation, for a total of 120.1 MW of installed capacity. The Santa Clara Power Plant, the other facility in the complex, rated 120.2 MW, has been fully operational since September 2005.

The subsidiaries controlled by COPEL Corporate Partnerships are:

Companhia Paranaense de Gás – Compagas - a mixed capital company whose main activity is the supply of piped natural gas, through a 459-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. At the end of 2006, Compagas supplied a total of 1,904 customers, comprising 94 industrial customers, 24 vehicular gas stations, 116 commercial customers, 1,666 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

Elejor - Centrais Elétricas Rio Jordão S.A. – a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.3 MW of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on October 23, 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

COPEL Enterprises - a limited liability company set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interests in other companies. On May 31, 2006, COPEL Corporate Partnerships acquired El Paso Empreendimentos e Participações Ltda., which held a 60% interest in UEG Araucária Ltda., and changed its name to COPEL Enterprises (COPEL Empreendimentos Ltda.).

UEG Araucária Ltda. – a limited liability company set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.5 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

2 Presentation of the Financial Statements

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, set forth by the Institute of Independent Auditors of Brazil (Ibracon) and by the Federal Accounting Council (CFC), with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM). These financial statements also incorporate changes introduced by the following accounting rules and regulations: (i) Accounting Rules and Procedures no. 27 (NPC 27) – Presentation and Reporting, issued by the Institute of Independent Auditors of Brazil (Ibracon) on October 3, 2005, and approved by CVM Ruling no. 488, on the same date; and (ii) Accounting Rules and Procedures no. 22 (NPC 22) – Provisions, Liabilities, Passive and Active Contingencies, issued by Ibracon on October 3, 2005, and approved by CVM Ruling no. 489, on the same date. Certain reclassifications were made to the financial statements as of December 31, 2005, featured herein for purposes of comparison, in order to adjust them to the rulings above and to allow readers to properly compare them to the current statements. The main changes resulting from the application of these rulings are the following:

a) Presentation of the “Long-term” group in liabilities and in assets;

b) Presentation of the “intangible assets” item, classified under “Long-term receivables"; and

c) Reclassification of judicial deposits, previously classified under assets, under liabilities, as a reduction to the “provision for contingencies" item, where applicable.

Additional information is featured in the notes and supplemental tables pursuant to the provisions of ANEEL/SFF Letter no. 2,396/2006, dated December 28, 2006, and CVM/SNC/SEP Letter no. 01/2007, dated February 14, 2007.

The main reclassifications carried out by the Company in the financial statements as of December 31, 2005 are listed below:

	.			Consolidated
From		To		Amount

CA	Other receivables	CA	Customers and distributors	157
LTR	Judicial deposits	LTL	Provisions for contingencies (a)	15,692
CL	Suppliers	CL	R&D and Energy Efficiency	307
CL	Regulatory charges	CL	Taxes, fees, and contributions	15
SI	Other operating revenues	SI	Cost recovery (b)	14,832
SI	Pension and healthcare plans	SI	Financial expenses (c )	69,550
SI	Other operating expenses	SI	Third-party services	8
SI	Regulatory charges	SI	Taxes	175
SI	Equity in subsidiaries and investees	SI	Financial expenses (d)	22,533

CA =	Current assets	CL =	Current liabilities
LTR =	Long-term receivables	LTL =	Long-term liabilities
SI =	Statement of income

a) CVM Ruling no. 489, dated October 3, 2005.

b) Subsidy under the Fuel Consumption Account (CCC) (ANEEL Ruling no. 657/2006).

c) Interest and monetary variation on the financing agreement in connection with the Pension Plan III.

d) COFINS and PIS/PASEP taxes on interest on capital.

The subsidiaries observe the same accounting practices adopted by COPEL.

3 Consolidated Financial Statements

The consolidated financial statements are presented herein in compliance with CVM Instruction no. 247/1996 and subsequent amendments and comprise the parent company, the wholly-owned subsidiaries (COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships), as well as indirectly controlled investees (Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Enterprises, and UEG Araucária Ltda.).

In compliance with the applicable legislation, the consolidation of interests in other companies comprises, as of June 1, 2006, the financial statements of COPEL Enterprises and UEG Araucária Ltda.

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 54, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

4 Main Accounting Practices

a) General Accounting Practices

1) Financial investments

These are shown at cost, plus earnings accrued as of the date of the balance sheets.

2) Customers and distributors

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis.

3) Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average purchase cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded at their actual purchase cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

4) Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their purchase cost, net of provision for losses, when applicable.

5) Deferred costs

Deferred costs comprise pre-operational, financial, and feasibility study costs, deducted from amortization, which is calculated under the linear method at rates that take into account the useful lives of assets.

6) Loans, financing, and debentures

Loans, financing, and debentures are restated according to monetary and exchange rate variations occuring until the date of the financial statements, including interest and other contractual charges.

7) Deferred income tax and social contribution

These are calculated based on actual income tax and social contribution rates, and deferment is recorded on account of period discrepancies and tax losses.

8) Pension and healthcare plan

The costs incurred in connection with Fundação COPEL’s pension and healthcare plan are recorded pursuant to CVM Instruction no. 371, dated December 13, 2000.

9) Provision for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency. The bases and the nature of each provision are described in Note 27.

10) Other rights and obligations

All other assets and liabilities, whenever required by law or by contract, are restated until the date of the financial statements.

11) Use of estimates

The preparation of financial statements in compliance with the accounting principles adopted in Brazil requires that COPEL’s senior management make estimates and adopt assumptions that indeed affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may be different than these estimates. The main estimates in the financial statements refer to the recording of the effects resulting from the provision for doubtful accounts, the useful lives of property, plant, and equipment, the provision for contingencies, income tax, pension plan and post-employment benefit assumptions, and unbilled power supply to final customers, and the sale and purchase of power in the Electric Energy Trading Chamber (CCEE), which are recorded based on estimates and whose billing and settlement are subject to review by CCEE participants.

12) Calculation of income

Revenues and expenses are recorded under the equity method.

13) Net income per share

Net income per share is determined based on the amount of paid in share capital outstanding as of the date of the financial statements.

14) Currency hedge transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis and recorded as financial revenues or expenses.

The Company's derivative agreements are signed with major financial institutions which are very experienced in the area of such financial instruments. The Company does not have derivative agreements for commercial and speculation purposes.

b) Power Sector-Specific Regulated Accounting Practices

15) Power sector cost deferment

The rate setting structure in Brazil is designed to allow for the recovery of certain eligible costs by the Company. Accordingly, following ANEEL instructions, the Company records variations of eligible costs as deferred regulatory assets and liabilities when there is a likely expectation that future revenues equivalent to the incurred costs will be billed and collected as direct result of the inclusion of such costs in an adjusted rate, set by the regulatory agency. The deferred regulatory asset and liability will be realized when the relevant authority authorizes its inclusion in the Company’s rate basis.

16) Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by COPEL’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days, pursuant to the Electric Utility Accounting Manual. It comprises receivables billed until the date of the balance sheets, accounted for on an accrual basis.

17) Property, Plant, and Equipment

Recorded at their purchase or construction cost. Depreciation is calculated under the linear method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 44, dated March 17, 1999, and featured in Note 18.

Central management expenses are added monthly and proportionally to property, plant, and equipment items. The allocation of direct expenses with personnel and third-party services is provided for under the Electric Utility Accounting Manual.

In compliance with Accounting Instruction 6.3.23 of the Electric Utility Accounting Manual, special obligations attached to the concession, recorded in a specific subgroup of the long-term liabilities, are featured as a reduction of property, plant, and equipment.

Financial charges, interest, and monetary restatement on financing from third-parties in connection with property, plant, and equipment in progress are added to such items of property, plant, and equipment in progress during the construction period.

18) Intangible assets

Recorded at their purchase or development cost. Amortization, when applicable, is calculated under the linear method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual amortization rates are set in the tables annexed to ANEEL Resolution no. 44, dated March 17, 1999.

19) Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

20) Power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates by COPEL’s senior management, when such information is not available in time.

5 Cash in Hand

.

		Parent Company		Consolidated

	2006	2005	2006	2005
Cash and banks	185	208	67,299	85,793
Financial investments
Federal banks	584,457	15,323	1,417,538	914,634
Private banks	60	52	19,167	131,339
	584,517	15,375	1,436,705	1,045,973

	584,702	15,583	1,504,004	1,131,766

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% the Interbank Deposit Certificate rate.

6 Customers and Distributors

		Not yet	Overdue for	Overdue for
		due	up to 90 days	over 90 days	Consolidated

					2006	2005
Customers
Residential		81,791	69,971	3,078	154,840	155,429
Industrial		81,877	22,848	45,313	150,038	132,088
Commercial		57,635	25,226	5,605	88,466	78,334
Rural		11,079	5,757	396	17,232	16,744
Public agencies		14,160	15,530	20,968	50,658	54,400
Public lighting		11,565	1,005	461	13,031	14,854
Public services		11,014	732	230	11,976	11,356
Unbilled		156,649	-	-	156,649	135,157
Energy installment plan - current		52,253	7,954	9,302	69,509	64,659
Energy installment plan - long-term		79,456	-	-	79,456	73,091
Low income customer rates (a)		30,434	-	-	30,434	12,783
Charges on overdue bills		608	5,086	4,665	10,359	12,203
State Government - "Luz Fraterna" Program		2,345	7,822	47,412	57,579	27,352
Rental of equipment and facilities		523	277	349	1,149	31,207
Red. in rate for use of distribution grid (b)		1,306	-	-	1,306	-
Red. in rate for use of distribution grid -LT (b)		1,306	-	-	1,306	-
Red. in irrigation and aquaculture rate (c)		179	-	-	179	-
Red. in irrigation and aquaculture rate - LT (c)		179	-	-	179	-
Gas supply		15,992	528	1,473	17,993	13,538
Other receivables		20,143	1,942	3,013	25,098	23,932
Other receivables - long-term		107	-	-	107	3
		630,601	164,678	142,265	937,544	857,130
Distributors
Bulk supply
Bulk supply - CCEE (Note 48)		29,402	119	-	29,521	11,018
Power auction		76,765	-	-	76,765	50,415
Bilateral contracts		52,099	47	-	52,146	36,862
Reimbursement to generators - current (d)		10,854	-	-	10,854	13,332
Reimbursement to generators - long-term (d)		27,109	-	-	27,109	31,389
Small utilities		4,591	-	-	4,591	4,429
Short-term supply		-	-	138	138	40
Initial contracts		-	-	-	-	5,091
		200,820	166	138	201,124	152,576
Transmission system
Power grid		12,888	92	4,447	17,427	24,765
Basic Network		17,064	85	161	17,310	15,631
Connection grid		19	-	-	19	115
		29,971	177	4,608	34,756	40,511

		861,392	165,021	147,011	1,173,424	1,050,217

2006	Current total	753,235	165,021	147,011	1,065,267
	Long-term total	108,157	-	-	108,157

2005	Current total	634,365	170,474	140,895		945,734
	Long-term total	104,483	-	-		104,483

a) Low income rate

The Federal Government, by means of Law no. 10,438, dated April 26, 2002, established an exemption from the charge for generation capacity costs to low income residential customers. Such rate benefit had a significant impact on the Company's operating revenues.

ANEEL Resolutions no. 246, dated April 30, 2002, and 485, dated August 29, 2002, set forth the criteria for eligibility as low income customers: the former set requirements for consumers whose monthly consumption did not exceed 80 kWh, and the latter, for consumers whose monthly consumption fell between 80 and 220 kWh.

Presidential Decree no. 4,336, dated August 15, 2002, authorized Eletrobrás to employ resources from the Global Reversion Reserve (RGR) to provide financing to utilities as means of compensating for the reduced revenues on account of the special rate applied to low income customers.

Under Resolution no. 491, dated August 30, 2002, ANEEL disclosed the procedures, conditions, and deadlines for approving the figures which would be the basis for the granting of financing by Eletrobrás.

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is funded by the dividend surplus owed by Eletrobrás to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by RGR funds.

Resolution no. 41, dated January 31, 2003, set forth the methodology for calculation of utility revenue discrepancies. Resolution no. 41 was followed by Resolution no. 116, dated March 19, 2003, which set forth the procedures for request and approval of economic subsidies.

Finally, on October 25, 2004, ANEEL issued Resolution no. 89, setting forth a new methodology for calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers.

As of December 2006, the low income rate was applied to 784,477 customers, who account for 29.7% of the total of 2,637,502 residential customers supplied by COPEL.

b) Reduction in the rate for use of the distribution grid

Article 7 of Regulatory Resolution no. 77, dated August 18, 2004, establishes the right of distribution utilities to offset the amounts corresponding to the percentage cut in the Rate for Use of the Distribution Grid (TUSD) in the first rate adjustment or review after the accrual of such amounts. This rate cut is granted to power generation utilities which are eligible for incentives and to special customers, when supplied by such generation utilities.

From June through December 2006, the granted discount amounted to R$ 2,612. This discount, added to the discount which will be granted in the period from January through May 2007, will be passed on to final rates in the 2007 rate review.

c) Reduction in the irrigation and aquaculture rate

Resolution no. 540, dated October 1, 2002, regulated article 25 of Law no. 10,438, dated April 26, 2002, which extended the special power rate discounts granted to users of irrigation to the billing of power consumption between the hours of 9:30 p.m. and 6 a.m.

Regulatory Resolution no. 207, dated January 9, 2006, which establishes the procedures for application of special discounts to the power rates to final customers who engage in irrigation and aquaculture activities, sets forth, in article 6, that the financial amounts of the discounts granted under this resolution constitute a right of the utilities, to be recovered in the first rate adjustment or review after the accrual of such amounts.

As of December 31, 2006, the granted discount amounted to R$ 358, which, added to the discount which will be granted in the period from January through May 2007, will be passed on to final rates in the 2007 rate review.

d) Power generator reimbursement rights

Power generator reimbursements rights refer to free energy amounts sold within MAE (the Wholesale Power Market), during the emergency power consumption program, from June 1, 2001 to February 28, 2002, and which were not covered by initial contracts or similar agreements and by bilateral contracts. The approval of the amounts of power to be sold was formalized under ANEEL Resolution no. 483, dated August 29, 2002.

To make up for part of the losses incurred by utilities due to the power rationing, ANEEL created the Extraordinary Rate Adjustment (RTE), under Resolution no. 36, dated January 29, 2003, later amended by Resolution no. 89, dated February 25, 2003. This resolution sets forth procedures for the recovery and transfer to generation companies, starting in February 2003, of free energy amounts, calculated as a percentage of RTE revenues.

On January 12, 2004, ANEEL issued Resolution no. 001, approving a new free energy amount for the period from June 1, 2001 through February 28, 2002. Under Resolution no. 45, dated March 3, 2004, ANEEL updated the RTE percentage which corresponds to free energy and the percentage for each agent.

By means of Letter no. 74, dated January 23, 2006, ANEEL ordered utilities to restate their receivable amounts according to the SELIC rate, from January 2003 through 2005 (Note 45).

ANEEL, through Letter no. 2,396/2006-SFF/ANEEL, dated December 28, 2006, ordered generation utilities to set up a provision for potential losses, supported by in-house studies. In 2006, the balance of provisions for doubtful accounts (Note 7) received the addition of R$ 11,817, which refer to amounts with a low chance of recovery by distribution utilities, according to the following criteria:

1) Amounts related to distribution utilities whose term, as defined by ANEEL Resolutions, expired in 2006;

2) Amounts related to distribution utilities whose term, as defined by ANEEL resolutions, expires during 2007, minus the estimated collections for the same period, based on the amounts accrued in the past 12 months.

Pursuant to ANEEL/SFF Letter no. 2218/2005, power generator reimbursement balances are broken down below:

.
Reimbursement to generators

Distribution companies	2006	2005
Companhia Energética de Minas Gerais - Cemig	6,571	7,274
Eletropaulo Metropolitana Eletricidade de São Paulo - Eletropaulo	4,595	5,775
LIGHT - Serviços de Eletricidade S. A.	4,735	5,207
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	4,639	4,030
Companhia Paulista de Força e Luz - CPFL	3,223	3,774
Companhia de Eletricidade do Estado da Bahia - Coelba	1,885	2,233
Empresa Bandeirante de Energia S. A. - EBE	1,616	1,850
Companhia de Eletricidade do Rio de Janeiro - Cerj	1,669	1,844
Companhia Energética de Pernambuco - Celpe	1,281	1,635
Espírito Santo Centrais Elétricas S. A. - Escelsa	1,292	1,396
Companhia Energética do Ceará - Coelce	1,203	1,367
Companhia Piratininga de Força e Luz	1,033	1,448
Elektro Eletricidade e Serviços - Elektro	344	1,052
Companhia Energética de Brasília - CEB	695	747
Companhia Energética do Rio Grande do Norte - Cosern	731	743
Centrais Elétricas do Pará S. A. - Celpa	415	586
Companhia Hidro Elétrica do São Francisco - Chesf	94	557
Companhia Energética de Goiás - Celg	-	361
Other	1,942	2,842

	37,963	44,721

Current	10,854	13,332
Long-term	27,109	31,389

7 Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Electric Utility Accounting Manual and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions/
	Consolidated	(reversals)	Write-offs	Consolidated

	2005			2006
Customers and distributors
Residential	15,254	13,946	(14,117)	15,083
Industrial	11,905	30,598	(2,783)	39,720
Commercial	28,284	(17,151)	(4,533)	6,600
Rural	25	492	(517)	-
Public agencies	22,214	19,355	(3,847)	37,722
Public lighting	135	(18)	-	117
Public services	31	(13)	(11)	7
Bulk sales to distributors	760	11,252	-	12,012
Gas supply	465	-	-	465

	79,073	58,461	(25,808)	111,726

8 Services Provided to Third Parties, Net

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		total

				2006	2005
Telecommunications services	425	6,295	6,633	13,353	6,341
Services rendered to third parties	279	33	1,083	1,395	3,307
Provision for doubtful accounts	-	-	(1,349)	(1,349)	(2,299)

	704	6,328	6,367	13,399	7,349

Out of the overdue balance of telecommunications services, R$ 12,000 refer to services rendered to the State Education Department and are under renegotiation.

9 Dividends Receivable

.
	Parent Company			Consolidated

	2006	2005	2006	2005
Dividends receivable
Investees and subsidiaries (Note 16)
COPEL Generation	586,911	-	-	-
COPEL Corporate Partnerships	2,893	-	-	-
Dominó Holdings S.A.	-	-	1,975	2,637
Sercomtel S.A. - Telecomunicações	-	-	-	942
Sercomtel Celular S.A.	-	-	-	-
Tradener Ltda.	-	-	-	64
	589,804	-	1,975	3,643
Interest on capital
COPEL Generation	57,507	75,471	-	-
COPEL Transmission	60,014	69,217	-	-
COPEL Distribution	52,913	-	-	-
COPEL Telecommunications	-	916	-	-
COPEL Corporate Partnerships	-	61,526	-	-
	170,434	207,130	-	-

	760,238	207,130	1,975	3,643
Other investments
Eletrosul	44	22	44	22
	44	22	44	22

	760,282	207,152	2,019	3,665

10 CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. The remaining provisions of the original agreement remained unchanged.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná during 2006:

	Current	Long-term	Consolidated
Balances	assets	receivables	total

As of December 31, 2004	29,459	1,167,945	1,197,404
Interest and fees	76,443	-	76,443
Monetary variation	31	14,291	14,322
Transfers	31,772	(31,772)	-
Amortization	(105,902)	-	(105,902)
As of December 31, 2005	31,803	1,150,464	1,182,267
Interest and fees - Note 45	75,397	-	75,397
Monetary variation - Note 45	765	42,874	43,639
Transfers	34,440	(34,440)	-
Amortization	(107,200)	-	(107,200)
As of December 31, 2006	35,205	1,158,898	1,194,103

11 Taxes and Social Contribution

		Parent Company		Consolidated

	2006	2005	2006	2005
Current assets
IRPJ and CSLL paid in advance (a)	65,911	64,737	116,736	92,510
Deferred IRPJ and CSLL (b)	6,387	-	106,145	25,676
VAT (ICMS) paid in advance	-	-	11,166	12,526
Other taxes paid in advance	-	-	1,037	326
	72,298	64,737	235,084	131,038
Long-term receivables
IRPJ and CSLL paid in advance (a)	4,525	7,999	4,525	7,999
Deferred IRPJ and CSLL (b)	56,576	135,347	337,654	478,885
VAT (ICMS) paid in advance	-	-	28,781	29,081
ICMS preliminary injunction for judicial deposit	-	-	11,501	10,531
PIS-PASEP and COFINS due	-	-	20,361	-
Provision for losses in the realization of taxes	-	-	(20,361)	-
PIS-PASEP/COFINS without ICMS preliminary injunction
for judicial deposit	-	-	67	10
	61,101	143,346	382,528	526,506
Current liabilities
Deferred IRPJ and CSLL (b)	-	-	33,671	54,916
Income tax withheld	676	101	1,440	376
Income tax withheld on interest on capital	4,130	12,974	27,547	42,654
VAT (ICMS) due	-	27,523	116,032	157,129
PIS-PASEP and COFINS due	14,443	18,302	81,345	54,106
REFIS Installment plan (c)	48,254	71,023	48,254	71,023
Other taxes	216	222	2,796	1,776
	67,719	130,145	311,085	381,980
Long-term liabilities
Deferred IRPJ and CSLL (b)	-	-	12,515	26,694
ICMS preliminary injunction for judicial deposit	-	-	11,501	10,531
PIS-PASEP/COFINS without ICMS preliminary injunction
for judicial deposit	-	-	67	10
	-	-	24,083	37,235

a) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and collected according to estimates during the period.

b) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits have been recorded as follows:

		Parent Company		Consolidated

	2006	2005	2006	2005
Current assets
Pension plan deficit - plan III	-	-	6,441	6,091
Pension and healthcare plans - CVM Inst. No. 371	-	-	3,879	4,150
Tax losses	6,387	-	8,269	745
Passive Portion A (CVA)	-	-	33,832	-
Temporary additions	-	-	53,724	14,690
	6,387	-	106,145	25,676
Long-term receivables
Pension plan deficit - plan III	-	-	103,517	109,973
Pension and healthcare plans - CVM Inst. No. 371	-	-	50,165	53,082
Tax losses and negative tax bases	6,035	20,859	17,769	79,677
Temporary additions:	-	-	-	-
Provisions for contingencies (labor, tax,
and judicial)	28,262	86,307	84,432	162,623
Provision for doubtful accounts	1,839	-	52,678	32,133
REFIS/FINAN provision	20,440	28,181	20,440	28,181
Provision for R&D and Energy Efficiency	-	-	7,929	-
Provisions for regulatory liabilities	-	-	708	2,277
Other	-	-	16	10,939
	56,576	135,347	337,654	478,885
Current liabilities
Active Portion A (CVA)	-	-	27,281	37,696
Surplus power	-	-	505	-
Temporary exclusions	-	-	5,885	17,220
	-	-	33,671	54,916
Long-term liabilities
Active Portion A (CVA)	-	-	3,053	2,910
Surplus power	-	-	505	-
Temporary exclusions	-	-	8,957	8,957
PIS-PASEP/COFINS regulatory asset	-	-	-	14,827
	-	-	12,515	26,694

	62,963	135,347	397,613	422,951

In compliance with CVM Ruling no. 371, dated June 27, 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Estimated	Actual realized	Estimated
	realizable amount	amount	realizable amount

2006	132,393	(144,887)	-
2007	-	-	27,078
2008	-	-	21,363
2009	-	-	12,269
2010	-	-	13,206
2011	-	-	14,219
After 2011	-	-	309,478

	132,393	(144,887)	397,613

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2007, in April 2008.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Company requested the settlement of charges (interest and penalties) included in the amount above with credits from income tax and social contribution losses purchased from third parties, in the amount of R$ 45,766. However, as the Brazilian Internal Revenue Service (SRF) had not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of September 30, 2006, amounts to R$ 73,844, net.

On July 31, 2006, COPEL became aware of the decision by the SRF to reject the request for use of third-party credits resulting from tax losses.

On August 14, 2006, COPEL filed for withdrawal from REFIS, so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments. The Company’s application was completed on September 14, 2006.

The new installment plan includes the remaining debt to INSS which was included in REFIS, net of payments already made, resulting in the amount, according to INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments.

However, given that the final consolidation of this debt has not taken place yet, the Company will keep the provision mentioned above, which, after the deduction of R$ 25,590 in installments paid as of December 31, 2006, amounts to R$ 48,254.

In light of these circumstances, it is recommended that this provision be maintained to cover the new PAEX payments.

12 Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated January 24, 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binancional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; and System Service Charges (ESS).

Later on, Joint Ministry Ordinances no. 116, dated April 4, 2003, and no. 361, dated November 26, 2004, added new eligible items, such as the Energy Development Account (CDE) quota, costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

Under ANEEL Resolution no. 345/2006, COPEL Distribution was granted an average increase of 5.12% on its rates for sales to final customers, effective June 24, 2006. Out of this total, 4.91% correspond to the rate review index, and 0.21% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting to R$ 21,978 or 0.58% of the granted increase, and is made up of three installments: CVA for rate year 2005-2006, in the amount of (R$ 7,557); CVA balance from the previous year to be offset, in the amount of (R$ 4,317); and deferred CVA balance from previous years, in the amount of R$ 33,852.

In response to the instructions contained in ANEEL/SFF Letter no. 2,396/2006, dated December 28, 2006, COPEL reclassified under the CVA, as costs for purchase of power, the amounts resulting from the recovery of the 3% power surplus under contract. Article 38 of Decree no. 5,163, dated July 30, 2004, determines that, in the process of passing costs of purchase of power on to the rates to final customers, ANEEL must take into account up to 103% of the total volume of power under contract in relation to the annual supply load of each distribution utility.

The establishment of the criteria for passing on to customers the cost of having a surplus of power under contract is the subject of Public Hearing no. 002/2006, which begun on February 22, 2006 and is still underway. Thus, in the 2006 rate review ANEEL provisionally approved, pursuant to the procedure set forth under SRE-ANEEL Technical Note no. 46/2006, the amount of R$ 16,122 for the period from January through December 2005, pursuant to item 52 of SRE-ANEEL Technical Note no. 345/2006, with a remaining balance of R$ 8,061 due for amortization as of December 31, 2006.

For the period from January through December 2006, taking into account the same methodology set forth under SRE-ANEEL Technical Note no. 46/2006 and the accounting data provided by CCEE, the amounts of the cost of surplus power and of exposure reduction are (R$ 3,737) and (R$ 10,702), respectively, which will be passed on to final customers in the 2007 rate review. Unlike the previous year, in 2006 the accrued amount was negative, due to the short-term prices on each sub-market.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	2006	2005	2006	2005
Recoverable Portion A variations, 2006 rate review
Power purchased for resale (Itaipu)	18,162	22,712	-	-
Transport of purchased power (Itaipu)	2,195	2,317	-	910
Charges for the use of transmission system (Basic Network)	10,699	69,439	-	854
Energy Development Account (CDE)	11,549	14,908	-	1,617
Charges for system services (ESS)	3,741	9,845	-	598
Fuel Consumption Account (CCC)	17,481	8,966	-	4,580
Alternative Energy Sources Program - Proinfa	5,886	-	-	-
Power purchased for resale (CVA energy)	8,061	-	-	-
	77,774	128,187	-	8,559
Recoverable Portion A variations, 2007 rate review
Power purchased for resale (Itaipu)	5,133	-	5,133	-
Energy Development Account (CDE)	2,199	-	2,199	-
Charges for system services (ESS)	3,350	-	3,350	-
Alternative Energy Sources Program - Proinfa	1,592	-	1,591	-
	12,274	-	12,273	-

	90,048	128,187	12,273	8,559

		Current		Long-term
Consolidated		liabilities		liabilities

	2006	2005	2006	2005
Portion A subject to offset, 2006 rate review
Power purchased for resale (CVA energy)	58,445	23,434	-	-
Itaipu	-	17,318	-	-
	58,445	40,752	-	-
Portion A subject to offset, 2007 rate review
Power purchased for resale (CVA energy)	37,877	12,751	37,877	12,751
Itaipu	-	12,161	-	12,161
Charges for the use of transmission system (Basic Network)	4,577	-	4,577	-
Fuel Consumption Account (CCC)	9,197	-	9,197	-
Transport of purchased power (Itaipu)	402	-	402	-
	52,053	24,912	52,053	24,912

	110,498	65,664	52,053	24,912

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance Deferral Amortization			Restatement Transfer Balance

	2005					2006
Assets
Power purchased for resale (Itaipu)	22,712	42,360	(48,582)	11,938	-	28,428
Transport of purchased power (Itaipu)	3,227	2,361	(4,184)	791	-	2,195
Charges for the use
of transmission system (Basic Network)	70,293	13,072	(88,264)	9,777	5,821	10,699
Energy Development Account (CDE)	16,525	23,016	(28,984)	5,390	-	15,947
Charges for system services (ESS)	10,443	12,717	(16,479)	3,760	-	10,441
Fuel Consumption Account (CCC)	13,546	25,007	(24,499)	3,427	-	17,481
Alternative Energy Sources - Proinfa	-	14,406	(6,357)	1,020	-	9,069
Power purchased for resale (CVA energy)	-	8,061	-	-	-	8,061
	136,746	141,000	(217,349)	36,103	5,821	102,321
Current	128,187	-	-	-	-	90,048
Long-term	8,559	-	-	-	-	12,273

Liabilities
Power purchased for resale (CVA energy)	48,936	147,894	(88,468)	25,837	-	134,199
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
Fuel Consumption Account (CCC)	-	17,866	-	528	-	18,394
Charges for the use
of transmission system (Basic Network)	-	2,321	-	1,012	5,821	9,154
Transport of purchased power (Itaipu)	-	805	-	(1)	-	804
	90,576	146,356	(107,459)	27,257	5,821	162,551
Current	65,664	-	-	-	-	110,498
Long-term	24,912	-	-	-	-	52,053

13 Regulatory Asset - PIS/PASEP and COFINS

Under Laws no. 10,637, dated December 30, 2002, and 10,833, dated December 29, 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP since December 2002 and with COFINS since February 2004.

Through SFF/ANEEL Letter no. 302/2005 and Resolutions no. 149/2005 and 345/2006, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has authorized utilities to calculate the financial impact of the PIS/PASEP and COFINS changes and record such impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL accrued, following the criteria set by ANEEL, R$ 82,094 as a regulatory asset, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses.

Out of the amount of credits recognized by ANEEL, i.e., R$ 82,094, R$ 78,686 have already been realized.

Under ANEEL Resolution no. 130, dated June 20, 2005, COPEL was authorized to include in customer bills, as of June 24, 2005, the PIS/PASEP and COFINS expenses actually incurred during the corresponding power distribution period.

14 Guarantees and Escrow Deposits

		Consolidated

	2006	2005
Current assets
Escrow deposits	68,565	43,746
	68,565	43,746
Long-term receivables
Collateral under STN agreement (Note 20.b)	24,630	27,041
	24,630	27,041

Out of the escrow deposits recorded under current assets, R$ 8,232 are invested in Unibanco S.A., yielding 100% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

15 Other Receivables

		Parent Company		Consolidated

	2006	2005	2006	2005
Current assets
Advance payments to suppliers	-	-	11,074	2,857
Advance payments	-	-	8,756	7,611
Advance payments to employees	-	-	7,618	7,276
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Recoverable salaries of transferred employees	-	-	3,768	3,557
Global Reversal Reserve (RGR) discrepancies	-	-	2,256	2,155
Decommissioning in progress	-	-	2,095	2,856
Advance payments for judicial deposits	-	-	1,412	1,435
Fuel purchases on account of CCC	-	-	764	726
Provision for doubtful accounts	(4,348)	-	(9,812)	(2,947)
Other receivables	2	3	4,599	3,556
	2	4,351	36,878	33,430
Long-term receivables
Compulsory loans	-	-	5,483	7,830
Advance payments	-	-	3,612	5,754
Property and rights assigned for disposal	-	-	2,814	2,749
Other receivables	-	-	-	243
	-	-	11,909	16,576

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, refers to Onda and to an unrealizable amount mostly comprising wages of loaned employees.

16 Investees and Subsidiaries

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	2006	2005	2006	2005
Subsidiaries:
COPEL Generation
Interest on capital receivable (Note 9)	57,507	75,471	-	-
Dividends receivable (Note 9)	586,911	-
	644,418	75,471	-	-
COPEL Transmission
Interest on capital receivable (Note 9)	60,014	69,217	-	-
Transferred financing (a)	21,344	25,390	-	-
	81,358	94,607	-	-
COPEL Distribution
Interest on capital receivable (Note 9)	52,913	-	-	-
Transferred financing (a)	80,686	96,010	-	-
Transferred debentures (a)	637,329	620,122	-	-
Current accounts	-	173,944	-	-
	770,928	890,076	-	-
COPEL Telecommunications
Interest on capital receivable (Note 9)	-	916	-	-
Current accounts	-	67,244	-	-
	-	68,160	-	-
COPEL Corporate Partnerships
Interest on capital receivable (Note 9)	-	61,526	-	-
Dividends receivable (Note 9)	2,893	-
Current accounts	-	208,659	-	-
	2,893	270,185	-	-

	1,499,597	1,398,499	-	-

Investees:
Loan Agreement
Foz do Chopim Energética Ltda.	-	35,357	-	35,357
	-	35,357	-	35,357
Dividends receivable (Note 9)
Dominó Holdings S.A.	-	-	1,975	2,637
Sercomtel S.A. - Telecomunicações	-	-	-	942
Tradener Ltda.	-	-	-	64
	-	-	1,975	3,643

	-	35,357	1,975	39,000

	1,499,597	1,433,856	1,975	39,000

Dividends receivable (Note 9)	760,238	207,130	1,975	3,643
Long-term receivables	739,359	1,226,726	-	35,357

a) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

In the financial statements, the balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 102,030, as of December 31, 2006 (R$ 121,400 as of December 31, 2005) (Note 20).

The amount of R$ 637,329 (R$ 620,122 as of December 31, 2005) in debentures was also transferred to COPEL Distribution under the same accounting criteria mentioned in the previous paragraph (Note 21).

17 Investments

		Parent Company		Consolidated

	2006	2005	2006	2005
Interests in investees (a)	-	-	210,363	225,212

Interests in investees - goodwill
Sercomtel S.A. - Telecomunicações	-	-	5,796	10,024
Sercomtel Celular S.A.	-	-	803	1,383
	-	-	6,599	11,407
Interests in subsidiaries
COPEL Generation	2,509,233	2,468,404	-	-
COPEL Transmission	1,063,740	907,128	-	-
COPEL Distribution	1,689,286	1,532,506	-	-
COPEL Telecommunications	184,287	114,724	-	-
COPEL Corporate Partnerships	1,180,415	445,972	-	-
UEG Araucária Ltda. - advance payment
for capital increase	-	-	-	141,899
	6,626,961	5,468,734	-	141,899
Interests in subsidiaries - goodwill
Elejor - Centrais Elét. do Rio Jordão S.A. (b)	-	-	22,060	22,815
COPEL Enterprises (c)	-	-	53,955	-
	-	-	76,015	22,815
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,825
Other investments	2,322	2,322	3,826	3,822
	4,662	4,662	12,991	12,987

	6,631,623	5,473,396	305,968	414,320

a) Interests in subsidiaries

	Shareholders' Equity COPEL's				Consolidated
		of investee	stake		investment

Interests in investees	2006	2005	(%)	2006	2005
Dominó Holdings S.A. (d)	610,149	564,569	15.00	91,522	84,685
Sercomtel S.A. - Telecomunicações	185,477	211,501	45.00	83,463	95,175
Foz do Chopim Energética Ltda. (1)	45,742	69,983	35.77	16,362	25,033
Sercomtel Celular S.A.	27,488	33,534	45.00	12,369	15,091
Dona Francisca Energética S.A.	8,785	(4,753)	23.03	2,023	-
Centrais Eólicas do Paraná Ltda. (1)	3,500	5,582	30.00	1,050	1,675
Copel Amec S/C Ltda. (1)	973	890	48.00	468	427
Carbocampel S.A. (1)	473	513	49.00	232	252
Advance payment for capital increase				198	198
Escoelectric Ltda. (1)	(3,677)	(1,919)	40.00	-	-
Advance payment for capital increase				2,500	2,500
Braspower International Engineering S/C Ltda. (1)	(407)	(336)	49.00	-	-
Advance payment for capital increase				176	176

				210,363	225,212

(1)	Unaudited by independent auditors

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 5,796 and R$ 803, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 4,808 (R$ 4,228 and R$ 580) in 2006 and 2005. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

b) Elejor – Centrais Elétricas do Rio Jordão S.A.

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626. In May 2006, the Company corrected the excess goodwill of R$ 189 recorded at the time of the accounting of the share purchase agreement. The amortization of goodwill was economically determined by the remaining time of the 30-year concession, and its effect on the statement of income is R$ 566.

c) COPEL Enterprises

History of the litigation:

Pursuant to the Contract for Quota Transfer and Other Covenants signed on May 30, 2006, UEG Araucária and COPEL jointly requested the cancellation of the arbitration proceedings before the International Chamber of Commerce in France and of the pending lawsuits at Paraná State courts, which dealt with the legality and applicability of certain provisions of the capacity purchase agreement signed by both companies on May 31, 2000. On August 8, 2006, the Paris International Chamber of Commerce issued an award by consent and a final award on costs in Case 12656/KGA/CCO, the parties of which were COPEL, COPEL Generation, and UEG Araucária. The Chamber's decision, in light of the Contract for Quota Transfer and Other Covenants signed by the parties, put an end to their pending litigation. Furthermore, the contract provided for irrevocable release of both parties and their subsidiaries and controlling parties, thus putting an end to all existing disputes for all legal purposes.

The reversion of the provision carried out by COPEL’s senior management on June 30, 2003, which was based not only on a report by the Civil Law Institute (IDC) but also on the understanding that the agreement between the parties was null and void, turned out to be the right decision. There is no longer any reason to justify the maintenance of any provisions in connection with the settled dispute.

Operational Plan for the Araucária Thermal Power Plant:

In order to settle the pending dispute between COPEL and UEG Araucária, which started in 2003, involving significant amounts of money, COPEL acquired El Paso’s interest in UEG Araucária, for an amount compatible with the resources invested in the Araucária facility. Furthermore, COPEL’s corporate planning includes the strategic goal of increasing power generation revenues, which can be achieved by increasing the number of generation sources. The acquisition of El Paso’s interest in UEG Araucária contributes to the achievement of such goal.

The power generated at the facility shall be made available under long-term agreements at the Electric Energy Trading Chamber’s (CCEE) A-3 or A-5 auctions, with supply starting in 2010 or 2012. On March 6, 2006, COPEL and Petrobras signed a Letter of Intent under which Petrobras will make its best efforts to meet the fuel supply requirements for the operation of UEG Araucária, by providing either natural gas or an alternative energy source.

Should natural gas supply be viable, the commercial conditions for such supply shall be set upon the signature of a new supply contract and shall reflect the new fuel purchase costs and incremental transport rates. In the case of an alternative fuel, the commercial conditions for such supply shall be the market standard ones, taking into consideration the supply chain.

From 2006 until the beginning of sales at CCEE auctions, the facility may be operated to supply the interconnected system or to supply short-term energy. In September 2006, the facility went online upon request by the National System Operator (NSO) and generated 246,451 MWh.

COPEL has already obtained the renewal, by the Environmental Institute of Paraná (IAP), of the facility's environmental operation license for natural gas operation, which had expired in 2004. The request for an environmental license for operation with alternative fuels shall be submitted soon.

Buyout of El Paso’s interest in UEG Araucária:

COPEL, in compliance with CVM Instruction no. 358/2002, disclosed to the market, on February 17, 2006, the signature of a Letter of Intent between the Company and El Paso Energy Araucária Company, which contained the parameters and guidelines of the negotiations which culminated in the signature, on May 30, 2006, of the Contract for Quota Transfer and Other Covenants.

The main items agreed on at the time of negotiations, which were implemented when the Contract for Quota Transfer and Other Covenants was signed or shortly thereafter, were:

3) COPEL acquired all the quotas in UEG Araucária Ltda. owned by El Paso Empreendimentos e Participações Ltda., for an amount equal to US$ 190,000 (one hundred and ninety million dollars);

4) The purchase price was fully paid to Aquamarine Power Holdings, LLC, the owner of all quotas in El Paso Empreendimentos e Participações Ltda., which in turn held the quotas which correspond to 60% of UEG Araucária's capital;

5) The completion of the transaction received prior approval by ANEEL, by the Legislative Assembly of the State of Paraná, and by the administrative bodies of El Paso and COPEL; and

6) The joint request for cancellation of the lawsuits and of the arbitration proceedings before State courts and the International Chamber of Commerce in Paris.

On May 30, 2006, COPEL Corporate Partnerships, through its subsidiary COPEL Enterprises, acquired a 60% interest in UEG Araucária Ltda., for the amount of R$ 436,563 or U.S.$ 190,000. Goodwill of R$ 55,955 was paid upon such acquisition and will be amortized over the remainder of the 23-year concession term.

d) Dominó Holding

Dominó Holding S.A. is a company which owns 34.75% of the share capital of Companhia de Saneamento do Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

e) COPEL’s participation in the share capital of subsidiaries and investees

	COPEL's percentage of shares			Paid-in share capital
	Common	Preferred	Total

Interests in investees				2006	2005
Dominó Holdings S.A.	15.00	0.00	15.00	251,929	291,929
Sercomtel S.A. - Telecomunicações	45.00	45.00	45.00	246,896	246,896
Foz do Chopim Energética Ltda.	-	-	35.77	23,000	23,000
Sercomtel Celular S.A.	45.00	45.00	45.00	36,540	36,540
Dona Francisca Energética S.A.	23.03	0.00	23.03	66,600	66,600
Centrais Eólicas do Paraná Ltda.	-	-	30.00	3,061	3,061
Copel Amec S/C Ltda.	-	-	48.00	828	828
Carbocampel S.A.	49.00	0.00	49.00	260	260
Escoelectric Ltda.	-	-	40.00	8,050	1,800
Braspower International Engineering S/C Ltda.	-	-	49.00	1,650	1,650
UEG Araucária Ltda.	-	-	20.00	-	200

Interests in subsidiaries
Companhia Paranaense de Gás - Compagas	51.00	51.00	51.00	60,050	50,012
Elejor - Centrais Elétricas do Rio Jordão S.A	70.00	0.00	35.12	113,800	113,800
Copel Empreendimentos Ltda.	-	-	100.00	397,983	-
UEG Araucária Ltda.	-	-	80.00	700,000	-

18 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			2006	2005
In service (a)
COPEL Generation	4,306,232	(1,587,774)	2,718,458	2,778,628
COPEL Transmission	1,468,341	(475,571)	992,770	918,358
COPEL Distribution	3,411,372	(1,703,312)	1,708,060	1,660,800
COPEL Telecommunications	304,534	(154,505)	150,029	158,288
COPEL Corporate Partnerships	342	(222)	120	150
Companhia Paranaense de Gás - Compagas	139,853	(26,820)	113,033	109,348
Elejor - Centrais Elétricas do Rio Jordão S.A.	604,961	(14,023)	590,938	281,510
UEG Araucária Ltda.	633,335	(44,856)	588,479	-
	10,868,970	(4,007,083)	6,861,887	5,907,082
Construction in progress
COPEL Generation	144,468	-	144,468	142,747
COPEL Transmission	209,821	-	209,821	183,696
COPEL Distribution	251,020	-	251,020	177,560
COPEL Telecommunications	33,489	-	33,489	21,704
Companhia Paranaense de Gás - Compagas	11,186	-	11,186	10,261
Elejor - Centrais Elétricas do Rio Jordão S.A.	8,427	-	8,427	270,177
	658,411	-	658,411	806,145
	11,527,381	(4,007,083)	7,520,298	6,713,227
Special liabilities (b)
COPEL Transmission	-	-	(7,145)	(7,140)
COPEL Distribution	-	-	(801,467)	(757,983)
			(808,612)	(765,123)

			6,711,686	5,948,104

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated		Consolidated
	Cost	depreciation		Net value

			2006	2005
Property, plant, and equipment in service
Machinery and equipment	6,997,348	(2,698,431)	4,298,917	3,536,292
Reservoirs, dams, and headrace channels	2,859,831	(943,321)	1,916,510	1,750,846
Facilities, construction work, and betterments	684,460	(281,087)	403,373	378,189
Land	117,775	-	117,775	118,210
Gas pipelines	112,449	(19,030)	93,419	93,758
Vehicles	77,424	(54,486)	22,938	21,330
Furniture and implements	19,683	(10,728)	8,955	8,457

	10,868,970	(4,007,083)	6,861,887	5,907,082

The fully depreciated amount of property, plant, and equipment in service was R$ 414,989 as of December 31, 2006, and R$ 333,629 as of December 31, 2005.

b) Special liabilities

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the general guidelines for the conduction of the second cycle of the Periodic Rate Review involving power distribution utilities. This resolution aims to improve the rate review process. The new procedures will be applied to COPEL’s second cycle of rate review, which will take place in June 2008. The most significant change is the application of the reintegration quota on amounts recorded under special liabilities, so as to eliminate the amount of these quotas from the calculation of revenues required from distribution utilities, employing the same rates applied to property, plant, and equipment in service. Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, amounts applied to energy efficiency programs, property, plant, and equipment built with funds from the research and development program, and special credits linked to the investments in facilities tied to a concession, the balances of which are included in the basis of return, for purposes of rate review, as a reduction of property, plant, and equipment in service. Special liabilities may have an impact on distribution utilities' financial statements as of 2007, on account of the change in the composition of rates.

c) Electric Energy Universalization Plans

Under Resolution no. 223, dated April 29, 2003, later amended by Resolution no. 52, dated March 25, 2004, and Resolution no. 175, dated November 28, 2005, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438, dated April 26, 2002, and sets the duties of the holders of electric energy distribution concessions and permits. These articles were later amended by Law no. 10.762, dated November 11, 2003, and by Law no. 10,848, dated March 15, 2004. The changes include a reorganization of the priority of service to municipalities, emphasizing municipalities with a lower rate of electrification and limiting service to new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government under Decree no. 4,783, dated November 11, 2003, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

This program is coordinated by the Ministry of Mines and Energy and carried out with the participation of Centrais Elétricas Brasileiras S.A. – Eletrobrás. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL.

Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities.

COPEL’s preliminary goal was to connect 36,000 rural customers by the end of the program, scheduled for 2006. Even though it was originally scheduled to begin in January, the Program only became operational in June 2004, due to a six-month delay in the signature of the agreement. The Ministry of Mines and Energy took into account, for purposes of fulfilment of the goal, the 6,000 connections COPEL had made from January to June 2004.

In order to implement the remaining 30,000 connections, the estimated investments for the program were broken down as follows:

Source	R$	Share

Federal Government - CDE subsidy	44,820	30%
Paraná State Government	14,940	10%
RGR Financing	59,760	40%
Contractor - COPEL	29,880	20%

Program total	149,400	100%

Approximately 28,000 new rural customers were connected to COPEL’s grid since June 2004, at a cost of R$ 137,711, and the remaining connections for the fulfillment of the Company’s goal will be made in 2007.

In light of the remaining connections from 2006, The Company requested to the Ministry of Mines and Energy an amendment to the contract currently in effect. This amendment also comprises supply to another 12,000 rural customers, at an estimated cost of R$ 70,800.

d) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

e) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 44/1999, to Ministry of Communications Ordinance no. 96/1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors and power transformers	5.00
Capacitor boards and distribution switches	6.70
Voltage regulators	4.80
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

ANEEL Regulatory Resolution no. 240, dated December 5, 2006, requires that power utilities calculate and account for new periodic depreciation quotas as of January 1, 2007.

f) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2004	5,498,376	910,622	(725,448)	5,683,550
Expenditure program	-	660,606	-	660,606
Transfer to p.,p.,&e. in service	751,557	(751,557)	-	-
Depreciation quotas	(324,664)	-	-	(324,664)
Write-offs	(18,300)	-	-	(18,300)
Customer contributions	-	-	(39,675)	(39,675)
Transfer from intangible assets	113	2,050	-	2,163
Reversal of provisions for contingencies	-	(14,687)	-	(14,687)
Assets assigned for sale	-	(889)	-	(889)
As of December 31, 2005	5,907,082	806,145	(765,123)	5,948,104
Consolidation of UEG Araucária's p.,p.,&e	602,979	-	-	602,979
Expenditure program	-	567,779	-	567,779
Transfer to p.,p.,&e. in service	723,307	(723,307)	-	-
Depreciation quotas	(356,843)	-	-	(356,843)
Write-offs	(14,785)	-	-	(14,785)
Customer contributions	-	-	(43,489)	(43,489)
Transfer from intangible assets	147	4,826	-	4,973
Supplemental provision for contingencies	-	2,968	-	2,968
As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686

19 Intangible Assets

	Rights of use	Accumulated				Consolidated
	of software	depreciation (1)	Easements	Other		Net value

					2006	2005
In service
COPEL Generation	1,438	(621)	19	17	853	536
COPEL Transmission	7,615	(7,577)	21,965	15	22,018	19,627
COPEL Distribution	24,650	(20,287)	2,538	123	7,024	9,662
COPEL Telecommunications	3,519	(1,771)	-	-	1,748	2,230
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	548	(302)	-	14	260	243
Elejor	-	-	101	-	101	-
UEG Araucária	63	(54)	-	-	9	-
	37,833	(30,612)	24,623	170	32,014	32,299
In progress
COPEL Generation	-	-	-	-	-	369
COPEL Transmission	232	-	2,116	-	2,348	1,721
COPEL Distribution	6,065	-	329	-	6,394	8,798
Elejor	-	-	27	-	27	-
	6,297	-	2,472	-	8,769	10,888

					40,783	43,187

(1) Annual amortization rate: 20%

The fully depreciated amount of intangible assets in service was R$ 22,519 as of December 31, 2006, and R$ 16,918 as of December 31, 2005.

Changes in intangible assets:

Balances	In service	In progress	Consolidated

As of December 31, 2004	32,199	14,812	47,011
Expenditure program	-	2,324	2,324
Capitalizations	4,198	(4,198)	-
Amortization quotas	(3,972)	-	(3,972)
Write-offs	(13)	-	(13)
Transfers to p.,p.,& e. in service	(113)	-	(113)
Transfers to construction in progress	-	(2,050)	(2,050)
As of December 31, 2004	32,299	10,888	43,187
Consolidation of UEG Araucária's intangible assets	16	-	16
Expenditure program	-	5,747	5,747
Capitalizations	3,040	(3,040)	-
Amortization quotas	(3,068)	-	(3,068)
Write-offs	(126)	-	(126)
Transfers to p.,p.,& e. in service	(147)	-	(147)
Transfers to construction in progress	-	(4,826)	(4,826)
As of December 31, 2006	32,014	8,769	40,783

20 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current	Long-term		Parent Company
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	2006	2005
Foreign currency
National Treasury (b)	7,774	1,469	92,787	102,030	121,400

	7,774	1,469	92,787	102,030	121,400

The consolidated balance of loans and financing comprises:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amont	2006	2005
Foreign currency
IDB (a)	20,318	1,766	71,380	93,464	122,302
National Treasury (b)	7,774	1,469	92,787	102,030	121,400
Banco do Brasil S.A. (c)	4,442	281	8,884	13,607	20,040
Eletrobrás (d)	6	-	46	52	66
	32,540	3,516	173,097	209,153	263,808
National currency (reais )
Eletrobrás (d)	45,690	1,862	290,095	337,647	365,186
Eletrobrás - Elejor (e)	-	-	49,353	49,353	33,377
BNDES - Compagas (f)	6,418	-	25,725	32,143	38,315
Banestado (g)	-	-	-	-	70
Banco do Brasil S.A. (c)	121	5	920	1,046	1,121
	52,229	1,867	366,093	420,189	438,069

	84,769	5,383	539,190	629,342	701,877

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	2006	%	2005	%
Foreign currency
U.S. dollar	102,082	16.22	121,466	17.31
Yen	13,607	2.16	20,040	2.86
IDB - currency basket	93,464	14.85	122,302	17.42
	209,153	33.23	263,808	37.59
National currency (reais )
Brazilian Reference Interest Rate (TR)	-	-	70	0.01
Long-term Interest Rate's Reference Unit (URTJLP)	28,951	4.60	38,378	5.47
General Price Index - Market (IGP-M)	50,334	8.00	34,434	4.91
Fiscal Reference Unit (UFIR)	31,675	5.03	25,619	3.65
Eletrobrás Financing Rate (FINEL)	305,972	48.62	339,568	48.37
BNDES Monetary Unit (UMBND)	3,257	0.52	-	-
	420,189	66.77	438,069	62.41

	629,342	100.00	701,877	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/index		Variation (%)

	2006	2005
U.S. dollar	(8.66)	(11.82)
Yen	(9.47)	(23.53)
IDB - currency basket	2.09	(6.76)
URTJLP	1.79	3.75
TJLP	7.96	9.89
IGP-M	3.83	1.21
FINEL	0.76	0.24
UMBND	(8.50)	(14.04)

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			2006	2005
2007	-	-	-	83,015
2008	32,618	43,769	76,387	80,002
2009	31,765	43,994	75,759	77,473
2010	26,471	45,850	72,321	70,407
2011	16,275	45,842	62,117	59,467
2012	4,473	39,477	43,950	40,454
2013	2,871	39,424	42,295	38,638
2014	1,439	39,314	40,753	36,966
2015	-	39,277	39,277	35,356
2016	-	23,517	23,517	17,805
2017	-	4,493	4,493	130
2018	-	941	941	130
2019	-	115	115	39
after 2019	57,185	80	57,265	62,742

	173,097	366,093	539,190	602,624

Changes in loans and financing:

		Foreign currency	National currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2004	456,171	308,041	58,225	394,827	1,217,264
Funds raised	-	-	-	35,532	35,532
Charges	27,685	-	31,765	-	59,450
Monetary and exchange variation	(28,966)	(45,375)	(61)	5,499	(68,903)
Transfers	39,328	(39,328)	56,572	(56,572)	-
Amortizations	(453,748)	-	(87,718)	-	(541,466)
As of December 31, 2005	40,470	223,338	58,783	379,286	701,877
Funds raised	-	-	-	16,937	16,937
Charges	12,263	-	28,739	-	41,002
Monetary and exchange variation	(2,369)	(17,144)	162	21,773	2,422
Transfers	33,097	(33,097)	51,903	(51,903)	-
Amortizations	(47,405)	-	(85,491)	-	(132,896)
As of December 31, 2006	36,056	173,097	54,096	366,093	629,342

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on January 15, 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2006 was 4.14% p.a. The agreement features provisions providing for termination in the following cases:

7) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

8) Withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

9) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

10) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

11) Ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

The Company has fully met the contractual conditions.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				2006	2005

Par Bond	30	15.04.2024	30	34,137	37,375
Capitalization Bond	20	15.04.2014	10	21,858	27,121
Debt Conversion Bond	18	15.04.2012	10	17,886	23,050
Discount Bond	30	15.04.2024	30	23,829	25,984
El Bond - Interest bonds	12	15.04.2006	3	-	1,273
New Money Bonds	15	15.04.2009	7	2,144	3,274
FLIRB	15	15.04.2009	9	2,176	3,323

				102,030	121,400

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
El Bond - Interest bonds	Six-month LIBOR + 0.8125	semi-annual
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
FLIRB	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,159 and R$ 14,471 (R$ 11,147 and R$ 15,894 as of December 31, 2005), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 14).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

12) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues.

13) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, a first installment in the amount of R$ 12,744 in connection with contract ECFS-142/2006, signed on May 11, 2006, in the total amount of R$ 42,480. These funds come from the RGR and are repayable, after a 24-month grace period, in 120 monthly installments, with final maturity on September 30, 2020.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to monetary restatement and interest on Elejor preferred shares held by Eletrobrás, which shall be reacquired by the issuer, pursuant to the agreement between them (Note 52).

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

g) Banco Banestado S.A.

Urban Development Fund agreement, signed on July 23, 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and secured by COPEL’s revenues. This loan was paid off upon maturity, on July 20, 2006.

21 Debentures

The consolidated balance of debentures is broken down below:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	2006	2005
Parent Company (a)	133,320	51,755	866,680	1,051,755	435,251
COPEL Distribution (b)	580,634	56,695	-	637,329	620,122
Elejor (c)	-	15,951	262,550	278,501	286,855

	713,954	124,401	1,129,230	1,967,585	1,342,228

The balance of debenture obligations, in the amount of R$ 637,329, was transferred to COPEL Distribution (R$ 620,122 as of December 31, 2005), in the same way loans and financing were transferred to the wholly-owned subsidiaries (Notes 16 and 54).

Maturity of long-term installments:

		Consolidated

	2006	2005
2007	-	696,222
2008	133,340	133,320
2009	155,667	155,667
2010	41,103	41,233
2011	644,880	45,064
2012	44,880	45,064
2013	44,880	45,064
2014	41,903	42,090
2015	19,554	19,738
2016	3,023	3,063

	1,129,230	1,226,525

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2004	156,620	457,407	614,027
Funds raised	18,116	755,626	773,742
Charges	170,916	-	170,916
Monetary variation	-	13,492	13,492
Amortization	(229,949)	-	(229,949)
As of December 31, 2005	115,703	1,226,525	1,342,228
Funds raised	-	600,000	600,000
Charges	190,374	-	190,374
Monetary variation	13,436	22,792	36,228
Transfers	720,087	(720,087)	-
Amortization	(201,245)	-	(201,245)
As of December 31, 2006	838,355	1,129,230	1,967,585

a) Parent Company Debentures

21) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on February 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures will be used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue will be used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

22) 3rd Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in the following cases:

14) Bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

15) Non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

16) Court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

17) Notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in ten business days from the date of default or of proof of untruthfulness. This ten business day deadline is not applicable to obligations for which a specific deadline has been set;

18) Legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

19) Final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

20) Accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

21) Lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

22) Violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

23) Any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

The Company is required to meet the following goals in terms of financial indicators:

23) 3rd Issue of Debentures

Consolidated EBITDA to Consolidated Financial Expenses ratio equal to or higher than 1.8, until June 30, 2006, and equal to or higher than 2.0, thereafter;

Consolidated Indebtedness to Consolidated EBITDA ratio of up to 4.0; and

Consolidated Indebtedness to Consolidated Indebtedness + Shareholder’s Equity of up to 0.42.

24) 4th Issue of Debentures

Consolidated EBITDA to Consolidated Financial Expenses ratio equal to or higher than 2.0;

Consolidated Indebtedness to Consolidated EBITDA ratio of up to 4.0; and

Consolidated Indebtedness to Consolidated Indebtedness + Shareholder’s Equity + Minority Interests of up to 0.42.

The contracts for the issue of debentures contain the following definition of EBITDA: Regarding the 12 months preceding the date of publication of this indicator, the sum (1) of income before the deduction of taxes, social contribution, and interests; (2) of depreciation and amortization expenses recorded during this period; (3) of consolidated financial expenses deducted from financial revenues; and (4) of non-operating expenses deducted from non-operating revenues, excluding amounts not disbursed in connection with the Araucária Thermal Power Plant.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on May 9, 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on March 1, 2007. The first series was repurchased on February 27, 2004, and the second series was renegotiated in March 2005, at the DI Rate plus 1.50% p.a., maturing on March 1, 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and were issued in book-entry form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, March 1, 2002, based on the IGP-M index, prorated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

The agreement features provisions setting forth accelerated maturity in the following cases:

24) Failure to pay the principal amount or interest or any other amounts due in connection with the debentures on the respective due dates;

25) Legitimate and repeated protest against any security of the issuer or of any guarantors, with aggregate value greater than R$ 16,000, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or by the respective guarantors, as the case may be, or in the event that it is cancelled or that guarantees are pledged at court, within three business days of its filing;

26) Filing for preemptive reorganization in bankruptcy by the issuer or by any guarantor;

27) Dissolution, liquidation, or bankruptcy ruling against the issuer or any guarantor;

28) Failure by the issuer or by any guarantor to fulfill any obligation herein, unremedied within 30 days from the date of the written notice issued by the fiduciary agent; the 30-day period to remedy any violation of this agreement shall not apply to other cases of accelerated maturity contained in clause 6.1;

29) Accelerated maturity of any debt of the issuer or of any subsidiary or guarantor in excess or R$ 16,000;

30) Any changes to the by-laws of the issuer and/or guarantors which results in reduction of share capital, right of withdrawal to shareholders, corporate reorganization (including, but not limited to, split-up) involving the issuer, any of its guarantors and/or the respective assets, which may in any way affect, directly or otherwise, the fulfillment of the obligations by the issuer and/or any of the guarantors of this agreement;

31) Attachment of assets of the issuer or of any guarantor in excess of R$ 50,000, in any lawsuit;

32) The event in which the State of Paraná no longer holds, directly or indirectly, at least 51% of the issuer’s voting capital (“change in control”), unless (i) there are no changes in the obligations of the guarantors, pursuant to clause VII; and (ii) this change in control does not imply a reduction in any of the ratings of the issue of debentures of 2 or more notches relative to the rating given to the issue at a time immediately preceding this change in control; and

33) Loss of concessions, authorizations, environmental or operational licenses, or loss of the capacity of the issuer and/or of any guarantors to carry out power generation, transmission, and distribution services which, in aggregate, at any time, account for an amount higher than 25% of the consolidated net operating revenues of the issuer as published in its last financial statements.

c) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. –BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

34) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

35) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

36) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

37) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

38) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

39) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and such value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment in due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

40) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

41) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

42) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

In terms of agreement termination provisions, in addition to the cases set forth in articles 39 and 40 of the BNDES Regulations which are applicable to its contracts, if the general debenture holders’ meeting, by vote of the holders of 50% + 1 (fifty percent plus one) of the outstanding debentures, so decides, the fiduciary agent may declare the accelerated maturity of all debentures issued and demand payment by the issuer of the outstanding debenture balance, plus interest and other charges, in the following events:

43) Protest against any security of the issuer in amount equal to or greater than R$ 5,000, which results in risks to Elejor’s solvency, such an amount being restated annually according to the IGP-M inflation index, published by Fundação Getúlio Vargas;

44) Filing for business reorganization in bankruptcy by the issuer;

45) Liquidation or bankruptcy ruling against the issuer;

46) Accelerated maturity of any debt of the issuer due to breach of contract, in amount equal to or greater than R$ 5,000, restated annually according to the IGP-M index;

47) The inclusion in the issuer’s by-laws or corporate agreements, except those agreements already existing and duly registered, of a provision requiring special quorum for the discussion or approval of matters which limit or hinder the control over the company by the controlling parties, or else the inclusion of provisions which result in: i) restrictions to Elejor's growth or technological development capabilities; ii) restrictions to new markets; and iii) restrictions or reduction of Elejor's ability to fulfill the financial obligations under this transaction;

48) Statements made in the debenture instruments by the issuer which are false, misleading, or materially incorrect or incomplete; and

49) Any incorporation, merger, split, transformation, or any other corporate or material asset reorganization, as well as any capital reduction, or creation of redeemable shares by the issuers without prior authorization by BNDESPAR.

22 Suppliers

		Consolidated

		2006	2005
Charges for the use of the power grid
Use of the Basic Network		45,383	41,765
Transport of power		2,728	3,102
Use of connections		213	252
		48,324	45,119
Power suppliers
Eletrobrás (Itaipu)		71,874	77,921
Cia. de Interconexão Energética - Cien		63,000	63,000
Cia. de Interconexão Energética - Cien - long-term		62,862	175,452
Foz do Chopim Energética Ltda. (a)		-	69,244
Furnas Centrais Elétricas S.A.		28,730	18,348
Companhia Hidro Elétrica do São Francisco - Chesf		16,721	-
Companhia Energética de São Paulo - Cesp		9,588	-
Itiquira Energética S.A.		7,386	7,037
Dona Francisca Energética S.A.		4,413	4,182
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. (b)		2,829	2,426
Administracion Nac. de Eletr. - Ande (Paraguay)		1,341	4,763
Utilities - CCEE (Note 48)		1,248	-
Other suppliers		24,173	33,425
		294,165	455,798
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by COPEL Generation (c)		-	478,502
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		37,871	16,586
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas - long-term		268	268
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (c)		170,183	-
Cia. Paranaense de Gás - Compagas - contractual penalties		-	283,198
Other suppliers		74,721	58,358
Other suppliers - long-term		899	889
		283,942	837,801

		626,431	1,338,718

	Current	392,219	1,162,109
	Long-term	234,212	176,609

a) Foz do Chopim Energética Ltda.

With the settlement agreement signed by COPEL and Foz do Chopim Energética Ltda. on October 23, 2006, both the lawsuit in which the Company claimed that the power purchase agreement, as amended, signed with Foz do Chopim was null and void and the lawsuit in which Foz do Chopim required payment for delivered power were withdrawn. The settlement also provided for the termination of the loan agreement between the parties. COPEL and Foz do Chopim agreed to a mutual release of all main and secondary obligations under the contracts between them. As part of the settlement, COPEL paid to Foz do Chopim the amount of R$ 31,018, which was the remaining balance owed by the Company after the offset of mutual credits and debts.

b) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are the subject of a class action claiming that both the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements are null and void since they are damaging to the Company’s assets.

COPEL also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on COPEL on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Supreme Court of the State of Paraná by majority vote.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on September 30, 2005.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted a rebuttal, and the lawsuit was forwarded to the Public Prosecution Service for review and opinion. As of the date of these financial statements, no opinion has been issued by the Service.

Both companies filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment.

COPEL will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005. The Company conservatively set up an additional provision in the amount of R$ 49,074, as discussed in Note 27.

c) Petróleo Brasileiro S.A. - Petrobras

The amount of the Company’s debt to Petrobras, R$ 170,183, refers to a provision for the amounts of gas set forth in the original agreement between COPEL and Compagas on a “take or pay” basis. The agreement also provided for the recovery of part of the amount of gas paid over a seven-year period, linked to equivalent gas consumption. Actual recovery, however, was conditional upon the full performance of the contract, which was superseded by the agreement signed by COPEL, Petrobras, and Compagas.

On March 7, 2006, by means of a report of material fact issued to the market, COPEL made public that on the previous day it had signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of such settlement had been made public by means of a report of material fact on February 24, 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, assignee of Compagas’ credits from COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010. However, the conclusion of this transaction and the consolidation of its financial and accounting effects were subject to two preceding conditions:

50) The approval by ANEEL of the pledge by COPEL Generation of its receivables as guarantee of payment of the debt it acknowledged to Petrobras; such condition was met by means of Ruling no. 769, dated April 13, 2006, published on the Federal Register on April 17, 2006, whereby the Agency approved such pledge of COPEL Generation receivables corresponding to 2.56% of its net revenues; and

51) The negotiation with Compagas of amounts and payment conditions (i) of the penalties (contractual penalties and delinquent interest) under the Natural Gas Purchase and Sale Agreement signed by COPEL Generation and Compagas on June 5, 2002 – in light of the Out-of-Court Agreement between Petrobras and COPEL, which settled the principal amount of such gas purchase agreement, these penalties under the original agreement should be considered settled; and (ii) of the margin owed by COPEL Generation to Compagas in connection with the take or pay and ship or pay volumes under the Natural Gas Purchase and Sale Agreement, which are not included under the Out-of-Court Settlement and the Confession of Indebtedness negotiated with Petrobras, which only covers the principal amount of debt.

The negotiation by COPEL Generation of the amounts referred to in item 2 above, including the joint acknowledgement that said contractual penalties have been cancelled, was concluded in May 2006, since they were a condition for the conclusion of the Out-of-Court Settlement between Petrobras, Compagas, COPEL Generation, and COPEL. Accordingly, the provisions accrued by COPEL until then were reversed to cover all the payments under the Natural Gas Purchase and Sale Agreement (principal amount, contractual penalties, delinquent interest, and margin), so that the corresponding result (reduction of liabilities) was reflected in the accounting of the first half of 2006.

Under the Letter of Consent, Petrobras declared no opposition to the acquisition, by COPEL, of El Paso’s quotas in El Paso Empreendimentos e Participações Ltda., the company which held the controlling interest in UEG Araucária and which was later renamed COPEL Enterprises. Such operation, which was formalized on May 30, 2006, resulted in the increase of COPEL’s stake in UEG Araucária, upon payment of US$ 190,000. The Company now holds a 20% interest in UEG Araucária directly and another 60% interest indirectly through COPEL Enterprises. Petrobras maintains a 20% interest.

Under the Letter of Intent, Petrobrás will make best efforts to meet the fuel supply requirements for the operation of UEG Araucária, starting in 2010, by providing either natural gas or an alternative energy source.

The agreement with Petrobras and the Letter of Intent settled amicably the conflict regarding the contract for gas supply to the Araucária Thermal Power Plant and will allow the Company to pursue the technical and operational feasibility of the facility.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation amounts to R$ 150,000, which will be paid by COPEL Generation or by COPEL directly to Petrobras, pursuant to the terms of the agreement, except for the installments corresponding to Compagas' distribution margin. Under the Mutual Release signed with Compagas, as of May 31, 2006 the amount of R$ 355,929, corresponding to contractual penalties in connection with the purchase and transport of gas, is no longer due, i.e., it is considered fully settled.

In light of the agreements discussed above, COPEL, on May 31, 2006, recognized in the statement of income a reduction in the negotiated liabilities, in the amount of R$ 654,044, of which R$ 298,115 were classified as raw materials and supplies for power generation, R$ 283,198 as discounts, and R$ 72,731 as a reversion of financial expenses in connection with the charges recorded in 2006. As of December 2006, the Company recorded R$ 20,183 as financial expenses resulting from the monetary restatement of the remaining balance.

23 Accrued Payroll Costs

	Consolidated

	2006	2005
Payroll
Profit sharing for 2006 (Note 34.a)	52,028	32,294
Payroll, net	426	321
Taxes and social contribution	16,408	15,344
Assignments to third-parties	2	2
	68,864	47,961
Labor provisions
Paid vacation	49,394	45,522
Social charges on paid vacation and annual bonus	15,960	14,843
	65,354	60,365

	134,218	108,326

24 Regulatory Charges

	Consolidated

	2006	2005
Fuel Consumption Account - CCC	33,141	1,051
Energy Development Account - CDE	13,258	10,934
Financial compensation for the use of water resources	7,073	12,382
Global Reversal Reserve - RGR	5,306	5,760
Inspection fee - ANEEL	1,324	1,117
Emergency capacity charges	71	10,021

	60,173	41,265

25 Research and Development and Energy Efficiency

	Consolidated

	2006	2005
Research and Development - R&D	111,520	36,777
Energy Efficiency Program - EEP	62,796	36,417

	174,316	73,194

ANEEL Resolution no. 176, dated November 28, 2005, set forth criteria for the application of funds in Energy Efficiency Programs – EEP by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same Resolution, the Manual for the Energy Efficiency Program was approved.

This manual sets rules for accounting for costs incurred with the EEP, establishing, for purposes of accounting for liabilities and income, the same billing month of the revenues collected from electricity consumers and establishing that interest will be applied to the balance of liabilities starting in the month subsequent to billing until the month when funds are actually applied, calculated based on the Selic rate.

ANEEL Regulatory Resolution no. 219, dated April 11, 2006, approved the Manual for Technological Research and Development Programs in the Power Sector and the formula for calculation of Net Operating Revenues in 2006. On October 24, 2006, ANEEL issued Regulatory Resolution no. 233, establishing the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mines and Energy (MME), pursuant to Law no. 9,991/00.

In light of the above, the balances of COPEL’s provisions for Research and Development and Energy Efficiency are broken down below:

	Balance in	Applied and	Balance to	Balance to
	2006-	unfinished	collect	apply to projects

Research and Development - R&D
FNDCT	22,058	-	22,058	-
MME	29,581	-	29,581	-
R&D	59,881	10,860	-	49,021
	111,520	10,860	51,639	49,021
Energy Efficiency Program - EEP	62,796	3,929	-	58,867

	174,316	14,789	51,639	107,888

The provisioned amounts in Research and Development (R&D) and Energy Efficiency (EEP) comprise funds yet to be applied to projects (separately from funds already applied), depending on approval by ANEEL.

Regarding the amounts to be paid to the Ministry of Mines and Energy (MME), ANEEL, under Regulatory Resolution no. 233, dated October 24, 2006, established a single payment, due on March 1, 2007, for the years 2003 through 2005, and monthly payments for all periods thereafter.

The amounts due to the National Fund for Scientific and Technological Development (FNDCT) comprise installments left over from 2005 and from the entire year of 2006, which shall be paid in 12 installments starting in April 2007.

In 2006, in order to comply with the provisions set forth by ANEEL, the Company revised the calculation of the amount of funds to be applied in the energy efficiency and research and development programs from 2001 through 2005, complementing the adjustment from previous years recorded in December 2006, as follows:

			Consolidated
	EEP	R&D	Total

Adjustments in retained earnings			2006	2005
Research and development and energy
efficiency (current liabilities)	18,877	46,906	65,783	43,206
Active deferred taxes	(6,418)	(15,948)	(22,366)	(14,690)

	12,459	30,958	43,417	28,516

26 Other Accounts Payable

	Consolidated

	2006	2005
Current liabilities
Concession charge - ANEEL grant	29,489	5,746
Collected public lighting charge	16,796	14,951
Insurance companies - premium due	2,260	1,837
Reparations to the Apucaraninha indian community	2,240	-
Reimbursement - advance universalization projects	1,598	1,586
Customers - other	1,527	1,791
Advance payments by customers	1,479	1,102
Pledged collateral	1,459	508
Returned bills	419	428
Compulsory loan - Eletrobrás	132	3,225
Other liabilities	1,899	3,327
	59,298	34,501
Long-term liabilities
Reparations to the Apucaraninha indian community	8,960	-
	8,960	-

27 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The consolidated balances of the Company’s provisions for contingencies, net of judicial deposits, are shown below:

		Judicial	Net	Net
Consolidated	Contingencies	deposits	provision	provision

			2006	2005
Labor (a)	88,027	(10,706)	77,321	82,667
Regulatory (b)	2,083	-	2,083	-
Civil:
Suppliers (Note 22.b) (c)	49,074	-	49,074	-
Easements (d)	15,011	-	15,011	13,384
Civil and administrative claims (e)	12,731	(385)	12,346	32,059
Costumers (f)	11,065	(32)	11,033	18,558
Condemnations (d)	9,119	-	9,119	7,776
Environmental claims (g)	156	-	156	-
	97,156	(417)	96,739	71,777
Tax:
Tax claims (h)	55,879	(9,767)	46,112	30,741
PIS/PASEP (i)	14,562	(14,344)	218	218
COFINS (j)	-	-	-	197,549
INSS	-	-	-	25,625
	70,441	(24,111)	46,330	254,133

	257,707	(35,234)	222,473	408,577

Changes in the consolidated provisions are shown below:

Consolidated	Balance of		Write-offs/		Balance of
	Provision	Additions	reversals	Payments	Provision

	2005				2006
Labor	82,667	18,260	(8,152)	(4,748)	88,027
Regulatory	-	2,083	-	-	2,083
Civil:
Suppliers	-	49,074	-	-	49,074
Easements	13,384	5,655	(4,028)	-	15,011
Civil and administrative claims	32,059	8,034	(25,890)	(1,472)	12,731
Customers	20,205	-	(9,003)	(137)	11,065
Condemnations	7,776	3,097	(1,754)	-	9,119
Environmental claims	-	156	-	-	156
	73,424	66,016	(40,675)	(1,609)	97,156
Tax:
Tax claims	30,741	29,660	(4,522)	-	55,879
PIS/PASEP	14,263	299	-	-	14,562
COFINS	197,549	-	(197,549)	-	-
INSS	25,625	-	(25,625)	-	-
	268,178	29,959	(227,696)	-	70,441

	424,269	116,318	(276,523)	(6,357)	257,707

In compliance with CVM Ruling no. 489, dated October 3, 2005, the amount tied to cases classified as possible losses, estimated by the Company as of December 31, 2006, reached R$ 1,193,179, of which R$ 41,164 correspond to labor claims, R$ 714,568 to regulatory claims, R$ 174,908 to civil claims, and R$ 262,539 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 48 herein, “Electric Energy Trading Chamber (CCEE)”.

The balances of judicial deposits under long-term receivables are shown below:

	Parent Company		Consolidated

			2006	2005
Labor	-	-	68,650	62,693
Civil:
Easements	-	-	7,149	6,852
Civil	-	-	13,982	10,946
Customers	-	-	1,640	-
	-	-	22,771	17,798
Tax:
INSS	47,934	48,015	47,934	48,015
	47,934	48,015	47,934	48,015
.
Other judicial deposits	1	-	1,599	985

	47,935	48,015	140,954	129,491

Judicial deposits comprise funds deposited by COPEL to secure the execution of rulings in labor and civil lawsuits. Once there is a ruling in a lawsuit, execution proceedings take place. After being summoned to pay the amounts ruled by the court, COPEL makes a judicial deposit and may then dispute their calculation. After a ruling on the miscalculation claims, the court authorizes the plaintiff to withdraw from said deposit the amounts he or she is entitled to and authorizes COPEL to withdraw any remaining amounts the Company is entitled to on account of miscalculation, as the case may be.

The Parent Company’s balances are shown below:

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			2006	2005
Civil (e)	15	-	15	28
Tax:
Tax claims (i)	33,816	(9,767)	24,049	7,210
PIS/PASEP (j)	14,562	(14,344)	218	218
COFINS (k)	-	-	-	197,549
	48,378	(24,111)	24,267	204,977

	48,393	(24,111)	24,282	205,005

Changes in the Parent Company’s provisions are shown below:

Parent Company	Balance of		Write-offs/		Balance of
	Provision	Additions	reversals	Payments	Provision

	2005				2006
Civil	28	15	(28)	-	15
Tax:
Tax claims	7,209	26,607	-	-	33,816
PIS/PASEP	14,263	299	-	-	14,562
COFINS	197,549	-	(197,549)	-	-
	219,021	26,906	(197,549)	-	48,378

	219,049	26,921	(197,577)	-	48,393

a) Labor claims

Labor claims comprise claims filed by former employees of COPEL in connection with overtime, hazardous working conditions, transfer bonuses, wage equality/reclassification, and other matters, and also claims by former employees of contractors (joint liability) and third-parties (secondary liability) involving reparations and other matters.

b) Regulatory claims

In light of the regulation and supervision powers granted to the National Electric Energy Agency (ANEEL), under Law no. 9,427/1996, in the area of electricity services and facilities, all holders of concessions, permissions, or authorizations, such as the Company's subsidiaries, are subject to administrative proceedings before the Federal Government, pursuant to Law no. 9,784/1999, and must comply with the exploitation and legislation powers of the Federal Government under articles 20, VIII, 21, XII, (b) and 175 of the Federal Constitution. Once administrative proceedings have been concluded with an unfavorable ruling against such a party, the resulting lawsuit may begin. Both on the administrative and on the judicial level, regulatory claims usually deal with legal and regulatory aspects of concession agreements and authorizations, in light of the regulation and supervision powers/duties of the regulatory agency. For instance, there are currently, on both levels, claims disputing administrative actions taken by ANEEL, such as the impositions of penalties. All claims are disputed by the agency.

c) Suppliers

Supplier claims are discussed in detail in Note 22.

d) Easements and condemnation

COPEL’s real estate claims comprise condemnation, easements, repossession, adverse possession, land area corrections, and others. Actual disbursements are made in the first two cases, as compensation, and are always mandatory pursuant to article 4, section XXIV, of the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property.

These amounts are, however, classified as investments instead of expenses, since they are already included in the budgets of the related projects.

These real estate claims are aimed at obtaining lawful access to the land where power generation, transmission, and distribution projects will be built, either by legal transfer of the title to such land, in the cases of condemnation, or by the legal imposition of restrictions on the private use of the safety zones surrounding transmission lines, in the cases of easements.

The other claims involve the dispute of illegal claims to land that has already been expropriated or subject to easements, such as trespassing (repossession), changes to the physical dimensions of properties (land area corrections), and violation of the limits of COPEL's land (adverse possession). These claims only involve judicial expenses, without any sort of compensation.

e) Civil and administrative claims

These claims usually involve reparations for accidents involving power grids and vehicle accidents.

f) Customer claims

These claims usually involve reparations for damage to electric appliances, moral damages on account of service-related issues (such as suspension of supply), and lawsuits filed by industrial customers disputing the legality of a rate increase during the Cruzado Plan period, pursuant to DNAEE Ordinances no. 38, dated January 27, 1986, and no. 45, dated March 4, 1986, and pleading refunds. COPEL set up a provision based on the supposed discrepancy in the rates charged to industrial customers from March through November 1986, plus financial charges, in an amount believed to be sufficient.

g) Environmental claims

Environmental claims involving COPEL and its subsidiaries usually comprise class actions whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around power plant reservoirs which have been illegally used by individuals. COPEL estimates that unfavorable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

h) Tax claims

25) Service Tax (ISS)

26) These claims involve tax penalties imposed on COPEL for not having withheld service tax on the services rendered to the Company by third-parties.

27) State Value-Added Tax (ICMS)

Most of these claims comprise lawsuits filed by Class A customers disputing the inclusion of their contractual power demand in the basis for calculation of ICMS.

In almost all of these lawsuits, courts have excluded COPEL as one of the defendants, leaving the State of Paraná as the single defendant, who is liable for a potential refund of ICMS charged illegally on customers’ contractual power demand.

28) Urban Real Estate Tax (IPTU)

COPEL has started administrative proceedings to dispute IPTU charges on its concession-related properties. In fact, this claim has been widely accepted at courts in cases of tax executions filed by State municipalities against COPEL.

In addition, COPEL is party to certain tax executions filed by certain municipalities to collect IPTU and/or other municipal charges/taxes.

29) Social Security Contributions

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions owed to the National Social Security Institute (INSS).

Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

30) Rural Real Estate Tax (ITR)

These claims usually involve disputes over ITR levied on areas flooded on account of the construction of power plants and on areas currently in possession of individuals who have been resettled, also on account of the construction of power plants.

31) Contribution for Intervention in the Economic Domain (CIDE)

The Company has filed administrative claims disputing 5 Assessment Notices issued by the National Telecommunications Agency (ANATEL) on account of supposed balances owed from January to June 2006 to the Telecommunications Universalization Fund (FUST).

The Company, more specifically COPEL Telecommunications, argues that the basis for calculation of FUST charges is correct, pursuant to articles 6, section IV, and 10, header, of Law no. 9,998/2000, so that no outstanding balances exist.

i) PIS/PASEP taxes

PIS/PASEP tax charges are being disputed on the administrative level and are secured by judicial deposits.

j) COFINS tax

On August 18, 1998, the 4th Regional Federal Court ruled that electric power transactions conducted by COPEL were exempt from COFINS tax. On August 10, 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling, and in August 2003 it obtained a favorable decision, overruling the previous decision which benefited COPEL. Since this decision was not unanimous, COPEL filed an appeal claiming that the Federal Government’s right to file this lawsuit had lapsed, because summons were only served after the two-year period for filing such a lawsuit had expired. The 4th Regional Federal Court accepted COPEL’s claim and reverted the situation, restoring the original decision which exempted the Company from COFINS tax on power transactions. This decision was published on August 3, 2005, and in September 2005 the Federal Government filed a special appeal before the Superior Court of Justice.

Given the possibility that the decision by the 4th Regional Federal Court might be overruled by the Superior Court of Justice, COPEL’s senior management chose at the time to maintain the provision that had been established in previous years.

The Federal Government’s special appeal was processed at the Superior Court of Justice in April 2006, under no. REsp 855687, and was rejected by the Reporting Justice. The Federal Government then appealed to the Judging Panel, which unanimously rejected this appeal on December 12, 2006.

Later on, after this decision was published, COPEL reverted the corresponding provision, in the amount of R$ 197,549, given the very remote possibility of changes in the Superior Court of Justice's ruling, which is not subject to further appeals.

On March 12, 2007, COPEL disclosed this reversal to the market, in compliance with CVM Instruction no. 358/2002.

28 Shareholders’ Equity

a) Share capital

As of December 31, 2006, COPEL’s paid in share capital, represented by shares with no par value, was R$ 3,875,000. The different classes of shares and main shareholders are detailed below:

							In thousand of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.6	-	-	13,639	-	85,042,237	31.1
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
Free float (Brazil)	15,292,833	10.5	121,123	30.3	68,583,031	53.5	83,996,987	30.6
Free float (ADS's)	4,318,164	3.0	-	-	32,199,611	25.1	36,517,775	13.3
Municipalities	184,295	0.1	14,715	3.7	-	-	199,010	0.1
Other shareholders	377,641	0.3	263,802	66.0	146,367	0.1	787,810	0.3

	145,031,081	100.0	399,640	100.0	128,224,655	100.0	273,655,376	100.0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income, after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

b) Capital reserves

	Parent Company

	2006	2005
Donations and subsidies for investments	702	702
Recoverable Rate Deficit Account (CRC)	790,555	790,555
Tax breaks - FINAM	26,036	26,036

	817,293	817,293

c) Income reserves

	Parent Company

	2006	2005
Legal reserve	268,323	209,821
Investment reserve	1,415,654	980,069

	1,683,977	1,189,890

The legal reserve is made of 5% of the net income for the fiscal year, before any distributions, limited to 20% of share capital.

The investment reserve is designed to cover the Company’s program of expenditures in property, plant, and equipment, pursuant to article 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

	Parent Company

	2006	2005
Net income for the fiscal year	1,242,680	502,377
Adjustments from previous years	(72,642)	(28,516)
Tax effects on COPEL for distributing interest on capital	(41,820)	(41,818)
Net income for the fiscal year net of tax effects of interest on capital	1,128,218	432,043
Theoretical legal reserve out of the above income	(56,411)	(21,602)
Basis for calculation of minimum dividends	1,071,807	410,441
Mandatory minimum dividends (25%)	267,952	102,610
Income tax withheld (IRRF) on interest on capital	12,999	12,974
Income tax withheld (IRRF)	280,951	115,584
Amount in excess of the mandatory minimum dividend	-	7,411
Suitable return on capital	123,000	122,995
Dividends distribution	157,951	-

Interest is recorded in financial expenses and, for the purposes of the financial statements, are shown as an allocation of the net income for the fiscal year. In the statement of income, its reversal was made under a specific item in financial expenses, as required by CVM.

29 Operating Revenues

	Consolidated

	2006	2005
Power sales to final customers (a)
Residential	1,884,064	1,856,980
Industrial	1,751,728	1,649,222
Commercial, services, and other activities	1,172,065	1,092,912
Rural	242,533	242,188
Public agencies	175,709	168,008
Public lighting	141,386	144,214
Public services	132,637	122,359
	5,500,122	5,275,883
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	634,884	435,588
Bilateral contracts	457,843	389,605
Contracts with small utilities	40,234	39,642
Electric Energy Trading Chamber - CCEE	158,015	85,102
	1,290,976	949,937
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	135,021	132,463
Basic Network - rate for the use of the transmission system (TUST) (b)	148,570	135,361
Connection grid (b)	182	172
	283,773	267,996
Revenues from telecommunications
Data communication and telecommunications services	58,054	57,075
	58,054	57,075
Piped gas distribution
Sales of natural gas	227,081	181,382
	227,081	181,382
Other operating revenues
Leases and rents	40,865	45,970
Revenues from services	11,783	14,434
Charged service	7,639	7,733
Other revenues	1,033	888
	61,320	69,025

	7,421,326	6,801,298

a) Rates and Discount Policy

Under ANEEL Resolution no. 345/2006, dated June 20, 2006, COPEL was granted an average increase of 5.12%, on average, to its rates for sales to final customers, effective June 24, 2006. Out of this total, 4.91% correspond to the Annual Rate Review, and 0.21% to financial components outside the range of the annual rate review.

Since 2003, COPEL had been following the policy of granting rate discounts aimed at encouraging the use of electricity, contributing to the economic growth of the State by attracting new industries, and reducing the levels of overdue bills. However, as of June 24, 2006, COPEL suspended all discounts off the rates in effect, in response to the reduction in the rates paid by low voltage customer categories, which was caused by the rate realignment process, which absorbed the discounts granted by the Company until June 23, 2006 to customers who pay their bills in time.

b) Basic Network and Connection Network Revenues

Transmission companies are entitled to Annual Allowed Revenues (RAP), whose initial amounts and adjustment criteria are set forth in the companies' concession agreements. COPEL Transmission holds two concession agreements, with different revenue structures.

Concession Agreement no. 060/2001 covers the concession for the public service of power transmission, comprising the facilities listed in ANEEL Resolution no. 166/2000, dated May 31, 2000 and published on the Federal Register on June 1, 2000, collectively named Existing Basic Network (RBSE), and in later resolutions issued by ANEEL authorizing new facilities and network upgrades, collectively named RBNI, and connection facilities and other transmission facilities listed in ANEEL Proceeding no. 48500.000610/99 -21, collectively named RPC. This concession has a 20-year term from the date of publication of Law no. 9,074/1995 and expires on July 7, 2015. The current agreement features a rate review clause, but RBSE and RPC revenues are isolated, i.e., they will not be increased until the expiration of the concession.

Concession Agreement no. 075/2001 covers the concession for the public service of power transmission granted to the Company by decree on August 7, 2001 for a 30-year term, comprising the implementation of the 230-kV transmission line between the Bateias substation, in Campo Largo, and the Jaguariaíva substation, the respective line inputs, and other facilities required for the operation of the line. This concession has a 30-year term from the date of signature of the agreement, i.e., it expires on August 17, 2031, but may be extended for another 30 years. This agreement does not include a rate review clause.

Since investments in transmission assets require high capital expenditures, concessions are usually awarded for around 30 years, and financing is usually paid off in the first 15 years. When calculating annual allowed revenues for any given project, ANEEL usually employs a stepped approach, so that revenues from the 16th year until expiration of the concession are exactly half of the revenues of the 15th year. These revenues are restated annually in the month of June according to the General Price Index – Market (IGP-M), published by Fundação Getúlio Vargas.

According to COPEL Transmission’s concession agreements discussed above, the revenue structure throughout the term of the concessions and their reduction criteria are summarized below:

Contract	Type	Revenues in 2006		Reduction criteria

	RBSE	55,769		Isolated revenue. Cannot be reduced until concession expires
060/01	RBNI	118,189		50% reduction starting in 2015

	RPC	246,042		Isolated revenue. Cannot be reduced until concession expires
075/01	RAP	9,906		50% reduction starting on 17.08.2016
Other revenues		2,822		No reduction criteria

Total revenues		432,728	(1)

(1) Note 54 (Operating Revenues - TRA 2006)

30 Deductions from Operating Revenues

	Consolidated

	2006	2005
Taxes and social contributions on revenues
VAT (ICMS)	1,428,729	1,373,494
COFINS	448,539	361,509
PIS/PASEP	98,775	79,883
ISSQN	1,651	1,351
	1,977,694	1,816,237
Customer charges
Global Reversal Reserve (RGR) quota	57,927	63,817
Emergency capacity charges	1,011	82,404
Program for incentives to alternative energy sources - Proinfa	86	-
	59,024	146,221
.
Other deductions from revenues	-	136

	2,036,718	1,962,594

31 Operating Costs and Expenses

The breakdown of consolidated costs and expenses in 2006 is shown below:

				General and	Other
Nature of costs and expenses	N	Operating	Sales	administrative	operating	Consolidated
		costs	expenses	expenses	expenses	Total

						2006

Power purchased for resale	32	(1,439,744)	-	-	-	(1,439,744)
Charges for use of power grid	33	(534,780)	-	-	-	(534,780)
Personnel and management	34	(460,598)	(2,098)	(179,189)		(641,885)
Pension and healthcare plans	35	(53,805)	(222)	(18,983)	-	(73,010)
Materials and supplies	36	(54,677)	(191)	(12,990)	-	(67,858)
Raw materials and supplies						-
for power generation	37	280,579	-	-	-	280,579
Natural gas and supplies for	38	(177,702)	-	-	-	(177,702)
the gas business						-
Third-party services	39	(145,459)	(21,381)	(59,939)	-	(226,779)
Depreciation and amortization	-	(353,047)	(24)	(19,324)	-	(372,395)
Regulatory charges	40	-	-	-	(499,118)	(499,118)
Research and development and						-
energy efficiency	41	-	-	-	(52,265)	(52,265)
Taxes and social contributions	-	(1,726)	(41)	(4,776)	(808)	(7,351)
Provisions and reversals	42	-	(65,499)	-	146,167	80,668
Cost and expense recovery	43	35,210	6,282	1,131	21	42,644
Other costs and expenses	44	(55,460)	(194)	(25,738)	(10,827)	(92,219)

		(2,961,209)	(83,368)	(319,808)	(416,830)	(3,781,215)

The breakdown of consolidated costs and expenses in 2005 is shown below:

				General and	Other
Nature of costs and expenses	N	Operating	Sales	administrative	operating	Consolidated
		costs	expenses	expenses	expenses	Total

						2005

Power purchased for resale	32	(1,436,330)	-	-	-	(1,436,330)
Charges for use of power grid	33	(530,798)	-	-	-	(530,798)
Personnel and management	34	(323,367)	(2,559)	(240,529)		(566,455)
Pension and healthcare plans	35	(20,790)	(155)	(8,886)	-	(29,831)
Materials and supplies	36	(46,585)	(98)	(15,782)	-	(62,465)
Raw materials and supplies						-
for power generation	37	(62,070)	-	-	-	(62,070)
Natural gas and supplies for	38	(142,294)	-	-	-	(142,294)
the gas business						-
Third-party services	39	(96,374)	(18,808)	(81,969)	-	(197,151)
Depreciation and amortization	-	(307,490)	(38)	(21,378)	-	(328,906)
Regulatory charges	40	-	-	-	(429,666)	(429,666)
Research and development and						-
energy efficiency	41	-	-	-	(46,771)	(46,771)
Taxes and social contributions	-	(2,967)	(10)	(6,100)	(33,433)	(42,510)
Provisions and reversals	42	-	(25,502)	-	(39,566)	(65,068)
Cost and expense recovery	43	30,362	5,739	4,439	533	41,073
Other costs and expenses	44	(19,831)	(171)	(27,675)	(2,635)	(50,312)

		(2,958,534)	(41,602)	(397,880)	(551,538)	(3,949,554)

The Parent Company’s expenses in 2006 are broken down below:

			General and	Other	Parent
Nature of expenses	N	Sales	administrative	operating	Company
		expenses	expenses	expenses	Total

					2006
Management	34	-	(5,354)		(5,354)
Pension and healthcare plans	-	-	(73)	-	(73)
Materials and supplies	-	-	(6)	-	(6)
Third-party services	39	-	(8,042)	-	(8,042)
Taxes and social contribution	-	-	(1,761)	-	(1,761)
Provisions and reversals	42	(5,408)	-	170,956	165,548
Expense recovery	-	-	251	-	251
Other expenses	44	-	(3,991)	(183)	(4,174)

		(5,408)	(18,976)	170,773	146,389

The Parent Company’s expenses in 2005 are broken down below:

		Despesas	Despesas	Outras
Natureza das despesas	NE nº	com	gerais e	despesas	Total
		vendas	administ.	operac.	Companhia

					2005
Administradores	34	-	(4,485)		(4,485)
Plano assistencial	-	-	(21)	-	(21)
Material	-	-	(5)	-	(5)
Serviços de terceiros	39	-	(6,449)	-	(6,449)
Tributos	-	-	(1,236)	(21,188)	(22,424)
Provisões e reversões	42	-	-	(238)	(238)
Recuperação de despesas	-	-	328	-	328
Outras despesas	44	-	(3,288)	-	(3,288)

		-	(15,156)	(21,426)	(36,582)

32 Power Purchased for Resale

	Consolidated

	2006	2005
Eletrobrás (Itaipu)	335,351	464,423
Furnas Centrais Elétricas S.A. - auction	262,389	174,447
Cia. de Interconexão Energética - Cien	227,389	309,334
Companhia Hidro Elétrica do São Francisco - auction	152,604	122,819
Other utilities - auction	145,268	87,139
Itiquira Energética S.A.	87,658	80,684
Companhia Energética de São Paulo - leilão	87,664	46,233
Power purchased for resale - passive Portion A (CVA)	45,204	43,175
Dona Francisca Energética S.A.	49,638	48,443
Electric Energy Trading Chamber (CCEE)	19,293	28,055
Program for incentive to alternative energy sources - Proinfa	14,416	-
Surplus power to be recovered - auction	6,161	-
Foz do Chopim Energética Ltda.	-	23,530
Other utilities	6,709	8,048

	1,439,744	1,436,330

33 Charges for the Use of the Power Grid

	Consolidated

	2006	2005
Furnas Centrais Elétricas S.A	108,352	98,532
Cia Transmissora de Energia Elétrica Paulista - Cteep	51,111	45,216
Companhia Hidro Elétrica do São Francisco - Chesf	51,078	46,733
Eletrosul Centrais Elétricas S/A	34,504	30,612
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	34,199	33,042
Companhia Energética de Minas Gerais - Cemig	19,502	18,495
Novatrans Energia S/A	16,985	16,326
TSN Transmissora Nordeste Sudeste de Energia S.A	16,746	15,134
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A - CEEE	14,608	13,321
Empresa Amazonense de Transmissão de Energia - Eate	13,815	13,614
Empresa Norte de Transmissão de Energia S.A - Ente	7,260	6,179
Expansion Transmissora de Energia Elétrica S.A	6,420	6,292
STN Sistema de Transmissão Nordeste S.A	5,830	-
System Service Charges - ESS	7,215	4,369
Empresa Transmissora de Energia Oeste Ltda - Eteo	5,763	5,650
Portion A (CVA) charges	83,903	133,057
National System Operator - ONS	16,969	18,292
Other utilities	40,520	25,934

	534,780	530,798

34 Personnel and Management

	Parent Company		Consolidated

	2006	2005	2006	2005
Personnel
Wages and salaries	-	-	434,479	408,750
Social charges on payroll	-	-	145,465	137,373
			579,944	546,123
Meal assistance and education allowance	-	-	42,535	35,575
Labor indemnifications	-	-	8,063	2,669
Profit sharing (a)	-	-	52,028	32,294
	-	-	682,570	616,661
(-) Transfers to construction in progress	-	-	(49,343)	(57,148)
	-	-	633,227	559,513

Management
Wages	4,398	3,715	7,312	6,669
Social charges on payroll	956	770	1,490	1,328
	5,354	4,485	8,802	7,997
(-) Transfers to construction in progress	-	-	(144)	(1,055)
	5,354	4,485	8,658	6,942

	5,354	4,485	641,885	566,455

a) Profit sharing

Since 1996, the Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The shared amount has been allocated as follows:

	Consolidated

	2006	2005
COPEL Generation	8,791	4,821
COPEL Transmission	7,844	4,441
COPEL Distribution	31,903	21,021
COPEL Telecommunications	2,691	1,485
COPEL Corporate Partnerships (consolidated)	799	526

	52,028	32,294

Official Letter no. 01/2007-CVM/SNC/SEP, dated February 14, 2007, requires that any profit sharing not provided for under the by-laws must be classified as an operating cost or expense.

35 Pension Plan and Healthcare Plan

The company’s subsidiaries offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents.

a) Pension plan

Until 1997, COPEL offered a basic pension plan and a supplemental pension plan with defined benefits, which were financed by contributions from the Company and from plan members, both of whom were liable for plan deficits.

These plans are available only to retired employees and pensioners, are fully covered by Fundação COPEL assets, and have generated surpluses in the last 2 years, after taking into account CVM Instruction no. 371/2000.

The current pension plan offered to current employees originated in a defined benefit plan, which was turned into a defined contribution plan in 1998, called “Pension Plan III".

On that date, the proportional rights acquired by the participants on account of the change in plan generated a liability recognized and recorded in COPEL’s financial statements, as single sponsor of the plan, to be amortized in 240 monthly installments, due starting on February 1, 1999, restated according to the INPC index plus interest of 6% p.a..

With the constitution of COPEL’s wholly-owned subsidiaries on July 1, 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies proportionally to each one’s workforce at the date of calculation of such liability, i.e., December 31, 1997, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from August 1, 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts.

Due to the signature of these new individual agreements, the agreement between Fundação COPEL and the Parent Company, original sponsor, was terminated, and both parties were released from all rights and obligations thereunder, and the Company also became co-guarantor of any deficit resulting from granting benefits.

b) Healthcare plan

Until August 2001, medical assistance to employees and their dependents was provided directly by the Company, and managed by Fundação COPEL. At that time, the Parent Company and its subsidiaries set up a healthcare plan for their employees and dependents, named “Pró-Saúde Plan”, which is funded by monthly contributions by both parties, sponsors and employees, calculated according to actuarial criteria and to the applicable legislation.

c) CVM Instruction no. 371/2000 – Accounting for Employee Benefits

Since the pension plan liability in connection with the proportional rights of employees, resulting from the change in plan discussed above, had already been recorded since 1998 to comply with CVM Instruction no. 371/2000, in 2001 the Company and its subsidiaries adjusted the balance of this liability, in the amount of R$ 72,857, appraised at the time according to its historical value, and restated according to the contractual provisions minus the monthly amortizations made until then.

In the case of the Healthcare Plan, the Company's subsidiaries chose to recognize in advance the healthcare plan liability, on July 1, 2001, calculated according to the criteria set forth by CVM Instruction no. 371/2000, net of income tax and social contribution effects, in the amount of R$ 159,949, as a deduction off shareholders' equity.

To make the implementation of the Pró-Saúde Plan possible and to give it financial guarantees, the Company's wholly-owned subsidiaries made funds available, in an amount calculated by an actuary specifically hired by Fundação COPEL, which were offset against the liability recognized on July 1, 2001.

COPEL has a voluntary quit program in effect until April 30, 2008, for employees who are already entitled to retirement benefits from Social Security (INSS) or who will become eligible by February 29, 2008. The final deadline for voluntary quit, at COPEL’s discretion, is April 15, 2008.

Termination will be classified as “employee request”, thus no contractual penalties will be owed by COPEL.

The consolidated and recognized amounts in the Balance Sheet as of December 31, 2006, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			2006	2005
Actuarial calculation - COPEL (1)	283,514	342,061	625,575	616,391
Actuarial calculation - Compagas	231	962	1,193	912
Employees' pension plan contributions	2,626	-	2,626	2,453

	286,371	343,023	629,394	619,756

Current liabilities	122,225	11,410	133,635	132,902
Long-term liabilities	164,146	331,613	495,759	486,854

	Pension	Healthcare		Consolidated
(1) Actuarial calculation - COPEL	plan	plan		Total

			2006	2005
Totally or partially covered liabilities	2,236,875	462,385	2,699,260	2,483,210
Actuarial (gains) losses to be amortized	(19,593)	40,707	21,114	328,488
Plan's fair value	(2,904,950)	(120,324)	(3,025,274)	(2,508,104)
Total balance of actuarial liability	(687,668)	382,768	(304,900)	303,594
Deferred actuarial gains (losses) - channel	290,495	(12,032)	278,463	250,810
Actuarial surplus (deficit)
not recognized in accounting	680,687	(28,675)	652,012	61,987

Total actuarial calculation - COPEL	283,514	342,061	625,575	616,391

Current liabilities	119,599	11,410	131,009	130,449
Long-term liabilities	163,915	330,651	494,566	485,942

In 2006, the expenses with the pension and healthcare plans were:

	Pension	Healthcare
	plan	plan		Consolidated

			2006	2005
Actuarial calculation	35,077	17,543	52,620	8,453
Supplemental benefits to active employees	-	20,390	20,390	21,378

	35,077	37,933	73,010	29,831

In 2006, the following amounts of charges not recognized in previous years were deducted from shareholders’ equity:

	Pension	Healthcare	Consolidated
	plan	plan	Total

Adjustments to retained earnings	3,123	26,102	29,225

The estimated costs for 2007 and 2006, according to the actuarial criteria of CVM Instruction no. 371/2000, for each plan are shown below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			2007	2006
Cost of current service	13,663	2,013	15,676	13,956
Estimated interest cost	243,710	50,209	293,919	422,007
Projected return on plan assets	(324,304)	(13,476)	(337,780)	(329,779)
Projected employee contributions	(21,151)	(20,411)	(41,562)	(28,667)
Amortization of gains and losses	-	-	-	24,434

	(88,082)	18,335	(69,747)	101,951

The actuarial assumptions applied to the calculation of liabilities and costs for 2006 and 2007 are shown below:

Consolidated

Economics
Inflation	5.05%
Projected rate of discount/return	11.35%
Wage increase	2.00%
Demographics
Death rate	AT - 83
Handicapped death rate	EX - IAPB
Handicapped rate	Light

36 Materials and Supplies

.
		Consolidated

	2006	2005
Fuel and vehicle parts	24,525	21,531
Materials for the electric system	21,870	18,723
Cafeteria supplies	3,571	3,438
Information technology equipment and supplies	3,126	3,484
Office supplies	2,474	2,380
Materials for civil construction	2,380	2,144
Safety supplies	1,896	1,932
Tools	1,312	1,482
Lodging supplies	1,230	1,246
Other materials	5,474	6,105

	67,858	62,465

37 Raw Materials and Supplies for Power Generation

		Consolidated

	2006	2005
Fuels for power generation	17,303	14,832
Natural gas for power generation	-	47,005
Raw materials and supplies for power generation - Petrobras renegotiation	(298,115)	-
Other supplies	233	233

	(280,579)	62,070

As described in Note 22-c, due to the accounting of the agreement with Petrobras, a deduction of R$ 298,115, the amount originally billed, was recorded under this item.

38 Natural Gas and Supplies for the Gas Business

		Consolidated

	2006	2005
Natural gas purchased for resale	177,459	142,129
Other supplies	243	165

	177,702	142,294

The acquired gas is used in Compagas’ operations.

39 Third-Party Services

		Parent Company		Consolidated

	2006	2005	2006	2005
Technical, scientific, and administrative consulting	1,861	1,935	26,556	22,032
Power grid maintenance	-	-	22,328	20,040
Data processing and transmission	-	-	21,637	13,524
Postal services	1	9	18,796	16,728
Authorized and registered agents	-	-	18,386	15,322
Administrative support services	-	126	12,469	11,589
Telephone services	-	-	11,250	13,494
Travel	167	289	10,423	8,359
Security	-	-	8,638	6,813
Civil maintenance services	-	-	7,355	3,824
Meter reading and bill delivery	-	-	7,175	7,672
Personnel training	1	96	6,271	5,531
Customer service	-	-	6,165	6,848
Facilities - services in "green areas"	-	-	4,671	3,321
Upkeep of right of way areas	-	-	4,108	2,215
Vehicles - maintenance and repairs	-	-	3,795	3,200
Legal fees	3,337	1,317	3,488	4,234
Auditing	2,430	2,328	3,300	3,074
Cargo shipping	-	-	2,945	1,893
Tree pruning	-	-	2,907	2,920
Telephone operator - corporate entity	-	-	2,749	2,631
Advertising and publicity	142	208	2,193	2,208
Other services	103	141	19,174	19,679

	8,042	6,449	226,779	197,151

40 Regulatory Charges

		Consolidated

	2006	2005
Fuel Consumption Account - CCC	278,052	199,615
Energy Development Account - CDE	165,676	152,707
Financial compensation for the use of water resources	39,377	65,559
Inspection fee - ANEEL	16,013	11,785

	499,118	429,666

41 Research and Development and Energy Efficiency

		Consolidated

	2006	2005
Research and Development Program - R&D	17,409	19,201
National Scientific and Technological Development Fund - FNDCT	17,409	17,054
Energy Efficiency Program - EEP	8,743	10,455
Ministry of Mines and Energy - MME	8,704	61

	52,265	46,771

42 Provisions and Reversals

		Parent Company		Consolidated

	2006	2005	2006	2005
Provision for doubtful accounts - customers and
distributors (Note 7)	-	-	58,461	22,925
Provision for doubtful accounts - third-party
services/other credits	5,408	-	7,038	2,577
Provisions (reversals) for contingencies	(170,956)	238	(146,167)	39,566

	(165,548)	238	(80,668)	65,068

43 Recovery of Costs and Expenses

		Consolidated

	2006	2005
Recovery of fuels for power generation - CCC	(17,359)	(14,832)
Recovery of administrative costs	(8,909)	(7,337)
Recovery of written-off bills	(6,282)	(5,715)
Own power consumption	(5,804)	(5,130)
Recovery of miscellaneous expenses	(4,290)	(8,059)

	(42,644)	(41,073)

44 Other Operating Costs and Expenses

		Parent Company		Consolidated

	2006	2005	2006	2005
Concession charge - ANEEL grant	-	-	26,423	5,746
Leases and rents	110	109	14,802	15,932
Advertising and publicity	3,484	3,120	12,929	6,842
Donations - Rouanet Law and Fund for the rights of
children and teenagers - FIA	182	-	11,181	2,943
Donations, contributions, and subsidies	-	-	122	195
Insurance	2	5	8,940	5,706
Penalties	-	-	6,627	18
Own power consumption	-	-	5,804	5,139
Financial aid for interns	-	-	2,655	2,644
Indemnifications	-	-	2,029	2,142
General expenses	396	54	707	3,005

	4,174	3,288	92,219	50,312

As of December 31, 2006, COPEL had 63 rental agreement for properties used as administrative facilities, which resulted in expenses in the amount of R$ 6,130 in 2006 and R$ 5,381 in 2005. COPEL’s estimate for expenses with property rentals in 2007 is basically the same as 2006, plus contractual monetary restatement rates.

45 Financial Income (Losses)

		Parent Company		Consolidated

	2006	2005	2006	2005
Financial revenues
Obtained discounts (Note 22.c)	-	-	283,198	-
Income from financial investments	18,355	6,650	146,173	107,036
Income from CRC transferred	-	-	75,397	76,442
to State Government (Note 10)
Monetary variation of CRC transferred	-	-	43,639	14,323
to State Government (Note 10)
Penalties on overdue bills	-	-	71,485	68,897
SELIC interest rate on Portion A (CVA)	-	-	33,900	37,856
Interest on taxes paid in advance	3,856	5,843	25,633	17,053
Revenues from trans. with derivatives (Note 51)	22,423	-	22,423	-
Interest on power generator reimbursement right	-	-	7,264	27,086
Monetary variations	2	39	355	4,539
Interest and commissions	-	2,436	283	36,700
Other financial revenues	585	231	19,453	6,347
	45,221	15,199	729,203	396,279
(-) Financial expenses
Debt charges	120,773	70,885	289,101	254,835
Monetary and exchange variations	1,322	8,769	51,559	(20,943)
CPMF and IOF taxes	7,989	5,058	46,124	36,211
PIS/PASEP-COFINS on interest on capital	34,904	22,128	35,090	22,534
SELIC interest rate on Portion A (CVA)	-	-	24,835	6,753
Interest on R&D and EEP	-	-	10,740	-
Overdue tax penalties	3	256	8,375	11,184
Granted discounts	4,787	-	4,788	-
Penalties and other	414	-	4,046	4,305
Interest on tax installments	2,820	12,045	2,820	13,940
Contractual penalties - Compagas	-	-	-	190,940
Charges on transactions with derivatives	-	-	-	41,952
Other financial expenses	1,445	651	11,708	5,136
	174,457	119,792	489,186	566,847

	(129,236)	(104,593)	240,017	(170,568)

46 Equity in Investees and Subsidiaries

		Parent Company		Consolidated

	2006	2005	2006	2005
Equity in the results of subsidiaries and investees
COPEL Generation	74,449	101,775	-	-
COPEL Transmission	96,923	70,094	-	-
COPEL Distribution	166,856	187,003	-	-
COPEL Telecommunications	4,729	5,749	-	-
COPEL Corporate Partnerships	7,265	31,129	-	-
Investees (a)	-	-	(6,177)	9,110
	350,222	395,750	(6,177)	9,110
Dividends
COPEL Generation	586,911	-	-	-
COPEL Corporate Partnerships	2,893	-	-	-
Investees (a)	-	-	3,049	-
	589,804	-	3,049	-
Interest on capital
COPEL Generation	188,832	129,966	-	-
COPEL Transmission	70,604	81,432	-	-
COPEL Distribution	117,823	-	-	-
COPEL Corporate Partnerships	-	27,643	-	-
Investees (a)	-	-	2,010	4,391
	377,259	239,041	2,010	4,391
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(4,228)	(4,228)
Sercomtel Celular S.A.	-	-	(580)	(580)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(566)	-
	-	-	(5,374)	(4,808)
	1,317,285	634,791	(6,492)	8,693

Equity in other companies	305	372	305	372

	1,317,590	635,163	(6,187)	9,065

a) Investees

	Net income/	COPEL's	Equity in		Interest
	(losses)	stake	the results	Dividends	on capital	Total

	2006	(%)				2006
Investees
Sercomtel S.A. - Telecomunicações	(6,060)	45.00	(11,712)	-	-	(11,712)
Sercomtel Celular S.A.	(3,666)	45.00	(2,721)	-	-	(2,721)
Dominó Holdings S.A.	58,980	15.00	6,837	-	2,010	8,847
Escoelectric Ltda.	(2,689)	40.00	-	-	-	-
Copel Amec S/C Ltda.	83	48.00	40	-	-	40
Dona Francisca Energética S.A.	13,538	23.03	2,023	-	-	2,023
Carbocampel S.A.	(39)	49.00	(19)	-	-	(19)
Braspower International						-
Engineering S/C Ltda.	(70)	49.00	-	-	-	-
Centrais Eólicas do Paraná Ltda.	(2,077)	30.00	(625)	-	-	(625)
Foz do Chopim Energética Ltda.	8,581	35.77	-	3,049	-	3,049

			(6,177)	3,049	2,010	(1,118)

	Net income/	COPEL's	Equity in	Interest
	(losses)	stake	the results	on capital	Total

	2005	(%)			2005
Investees
Sercomtel S.A. - Telecomunicações	(633)	45.00	(2,501)	2,216	(285)
Sercomtel Celular S.A.	(4,649)	45.00	(2,092)	-	(2,092)
Dominó Holdings S.A.	63,907	15.00	7,344	2,175	9,519
Escoelectric Ltda.	(2,473)	40.00	(222)	-	(222)
Copel Amec S/C Ltda.	198	48.00	95	-	95
Dona Francisca Energética S.A.	11,597	23.03	-	-	-
Carbocampel S.A.	(55)	49.00	(27)	-	(27)
Braspower International					-
Engineering S/C Ltda.	(263)	49.00	-	-	-
Centrais Eólicas do Paraná Ltda.	671	30.00	201	-	201
Foz do Chopim Energética Ltda.	17,647	35.77	6,312	-	6,312

			9,110	4,391	13,501

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the “pro forma” financial statements of investee Sercomtel S.A. Telecomunicações as of June 30, 2006, which reflect exceptions included in the auditing reports on such company, COPEL recognized an equity method loss of R$ 3,968 in the first quarter of 2006. This amount refers to the equity loss by COPEL arising from investments made by Sercomtel in other companies, which recorded a provision for unsecured liabilities.

The Company also recorded R$ 2,727 in losses, due to the losses recorded by Sercomtel S.A. Telecomunicações during the period from January through December 2006.

Due to the adjustments made to the shareholders’ equity of Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A., COPEL recognized in the statement of income for 2006 the amounts of R$ 5,017 and R$ 1,071, respectively, as equity losses.

47 Non-Operating Income (Losses)

		Consolidated

	2006	2005
Revenues
Gains from the disposal of property and rights	3,585	5,684
Gains from the sale of property and rights	770	4,676
Other non-operating revenues	930	212
(-) COFINS/PIS-Pasep	(440)	(606)
.	4,845	9,966
(-) Expenses
Equity in UEG Araucária Ltda.	16,364	-
Losses from the disposal of property and rights	10,083	16,476
Losses from the sale of property and rights	44	2,254
Other non-operating expenses	1,331	1,882
	27,822	20,612

	(22,977)	(10,646)

Due to the acquisition by COPEL of a controlling interest in UEG Araucária Ltda., this investment is now appraised under the equity method. The initial adjustment resulting from this change in accounting, in the amount of R$ 16,364, was recorded as a non-operating expense, pursuant to article 38 of CVM Instruction no. 247/1996.

48 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on November 12, 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of power by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. This data, which is used in the MAE accounting, was calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On July 16, 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002 or, if any other accounting has already been made, that its effects be suspended; and (b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: (a) a declaration of inapplicability of ANEEL Ruling no. 288/2002 and, in the event a new accounting has been made, that it be declared null and void; (b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002; (c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and (d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On August 7, 2002, the request for preliminary injunction was rejected, so that on August 13, 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On August 27, 2002, the Company was granted a favorable preliminary injunction by the 1st Regional Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

On September 9, 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. ANEEL filed a request for suspension of the preliminary injunction issued by the 1st Regional Federal Court before the Superior Court of Justice (SS no. 2094). This request was, however, rejected on November 25, 2002, and filed on December 17, 2002. On August 29, 2003, the lawsuit was submitted to the judge for final ruling, and as of the date of these financial statements, no decision has been issued.

The Company’s claim is mostly based on the fact that the Ruling and Resolution in question were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of December 31, 2006, the estimated amount of discrepancies in calculation was approximately R$ 711,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporate
	Generation	Distribution	Partnerships		Consolidated

				2006	2005
Current assets (Note 6)
Up to December 2005	-	-	-	-	11,018
From October to December 2006	1,083	3,437	25,001	29,521	-
	1,083	3,437	25,001	29,521	11,018
Current liabilities (Note 22)
From October to December 2006	-	-	1,248	1,248	-
	-	-	1,248	1,248	-

Changes in spot-market energy amounts (CCEE) in 2006 are shown below:

	Amount to			Amount to
	be settled	Settlement	Appropriation	be settled

	2005			2006
Current assets (Note 6)
Up to December 2005	11,018	(10,895)	(123)	-
From January through March 2006	-	(7,574)	7,574	-
From April through June 2006	-	(15,278)	15,278	-
From July through September 2006	-	(69,357)	69,357	-
From October through December 2006	-	(27,433)	56,954	29,521
	11,018	(130,537)	149,040	29,521
(-) Current liabilities (Note 22)
From January through March 2006	-	(2,615)	2,615	-
From April through June 2006	-	(6,891)	6,891	-
From July through September 2006	-	(5,656)	5,656	-
From October through December 2006	-	(310)	1,558	1,248
	-	(15,472)	16,720	1,248

Net total	11,018	(115,065)	132,320	28,273

On June 24, 2003, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated May 16, 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Power Sector.

49 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	2006	2005	2006	2005
Income before IRPJ and CSLL	1,335,138	494,175	1,814,246	717,001
IRPJ and CSLL (34%)	(453,947)	(168,020)	(616,844)	(243,779)
Tax effects on:
Interest on capital	41,820	41,818	41,820	41,818
Dividends	104	120	1,140	121
Equity in the results of investees	319,610	134,553	(10,075)	4,590
Excess private pension plan contribution	-	-	(2,066)	(4,274)
Adjustments from previous years in connection with
the pension and healthcare plans	-	-	9,937	-
Tax breaks	-	-	7,407	2,259
Adjustment at current value - Compagas	-	-	2,527	-
Reversal of regulatory assets	-	-	6,922	-
Other	(45)	(269)	1,554	1,065
Tax effects on:
IRPJ and CSLL	(92,458)	8,202	(557,678)	(198,200)

IRPJ = income tax
CSLL = Social contribution on net income

50 Adjustments in Retained Earnings

As discussed in Notes no. 25 and 35, adjustments concerning previous years were made in the amount of R$ 43,417 (R$ 28,516 as of December 31, 2005), net of taxes, in the research and development and energy efficiency items, and in the amount of R$ 29,225 in the pension and healthcare plan, for a total of R$ 72,642 (R$ 28,516 as of December 31, 2005).

51 Financial Instruments

a) General considerations

The use of financial instruments and transactions with derivatives involving indexes is aimed at protecting the results of the Company’s active and passive operations.

b) Market Value of Financial Instruments

As of December 31, 2006, the market values of the Company’s main financial instruments, which are close to their book value, are shown below:

Financial instruments		Consolidated

	2006	2005
Cash in hand	1,504,004	1,131,766
Accounts receivable from government agencies and long-term contracts	218,805	174,173
CRC transferred to State Government	1,194,103	1,182,267
Loans and financing	629,342	701,877
Debentures	1,967,585	1,342,228

c) Risk Factors

32) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

33) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

COPEL’s senior management, through a derivative transactions policy, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The book value of this financial instrument was settled on May 29, 2006 and on June 1, 2006, restated according to the contractual rates. The realized gain due to the positive result of these transactions, in the amount of R$ 22,423, is recorded under financial income for the second quarter of 2006.

Since then, the Company has not engaged in transactions with derivatives to swap this risk, but it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

34) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

35) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators be kept at determined levels (financial covenants).

36) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since most of the power acquired and sold by the Company is generated by hydroelectric power plants, which depend on the water levels in their reservoirs to operate. A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

Based on the current reservoir levels, the National System Operator (ONS) does not anticipate a new rationing program in the next few years.

37) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by ANEEL and/or by the Ministry of Mines and Energy. If the renewal of these concessions is not approved by the regulatory agencies or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

52 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		2006	2005
Current Assets
Petróleo Brasileiro S.A. - Petrobras	Sale of power	21,865	-
Braspower I. Engineering S/C Ltda.	Transfer of employees	1,181	992
Government of the State of Paraná	Transfer of employees	1,106	1,076
Government of the State of Paraná	CRC (Note 10)	35,205	31,803
.
Long-term assets
Government of the State of Paraná	CRC (Note 10)	1,158,898	1,150,464
.
Current liabilities
BNDES	Financing for machinery, construction, facilities, and services (Note 20)	6,418	6,376

Centrais Eólicas do Paraná Ltda.	Purchase of power	4,138	2,651
Dona Francisca Energética S.A.	Purchase of power (Note 22)	4,413	4,182
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	65	76
Eletrobrás	Financing (Note 20)	47,558	52,248
Eletrobrás (Itaipu)	Purchase of power (Note 22)	71,874	77,921
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 22)	37,871	16,586
.
Long-term liabilities
BNDES	Financing for machinery, construction, facilities, and services (Note 20)	25,725	31,939
Eletrobrás	Financing (Note 20)	290,141	313,004
Eletrobrás	Restatement of Elejor shares to be repurchased from Eletrobrás (Note 20)	49,353	33,377
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 22)	268	268
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas - renegotiation (Note 22)	170,183	-

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		2006	2005
Operating revenues
Petróleo Brasileiro S.A. - Petrobras	Sale of power	21,865	-

Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	960	1,043
Dona Francisca Energética S.A.	Purchase of power (Note 32)	49,638	48,443
Eletrobrás (Itaipu)	Purchase of power (Note 32)	335,351	464,423
Foz do Chopim Energética Ltda.	Purchase of power (Note 32)	-	23,530

Payroll
Dutopar Participações Ltda.	Reimbursement of salaries of transferred employees	314	812
Petróleo Brasileiro S.A. - Petrobras	Reimbursement of salaries of transferred employees	267	315

Raw materials and supplies for power generation
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for power generation - renegotiation - Petrobras (Note 37)	(298,115)	-
Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Purchase of natural gas for resale (Note 38)	177,459	142,129

Expense recovery
Government of the State of Paraná	Recovery of expenses with employee transfers	(130)	(367)

Financial revenues
Government of the State of Paraná	Income from CRC (Note 45)	119,036	90,765

Financial expenses
BNDES	Charges on financing for machinery, equipment,
	construction, facilities, and services	3,645	4,532
BNDESPAR	Debentures - Elejor	24,686	5,754
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	528	419
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	1,568	836
Eletrobrás	Charges on financing	30,968	32,163
Eletrobrás	Elejor stock to be repurchased	13,672	-
	.

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 16.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 20.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of December 31, 2006) of R$ 45.338 and R$ 26,715, respectively.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 20.

Eletrobrás holds preferred shares in Elejor, which shall be reacquired in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which will take place after the last generating unit enters operation. Thus, the first payment will be made in August 2008, restated according to the IGP-M index between the date the shares were paid in and the actual payment date, plus interest of 12% p.a. (Note 20).

Foz do Chopim Energética Ltda. - The Company terminated its power purchase agreement with Foz do Chopim Energética by means of a settlement agreement signed on October 23, 2006, which is discussed in Note 22.

53 Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below:

	Expiration	Consolidated
Policy	date	Amount insured

Specified risks (a)	24/8/2007	1,563,512
Fire - Company-owned and rented facilities (b)	24/8/2007	267,837
Civil liability - COPEL (c)	24/8/2007	5,780
Civil liability - Compagas (c)	15/8/2007	3,600
Engineering risks - COPELl (d)	24/8/2007	dependent on each event
Engineering risks - Elejor (e)	1/9/2007	214,427
Engineering risks - Elejor (e)	3/7/2007	180,768
Domestic and international transport - export and import (f)	24/8/2007	dependent on each event
Multi-risk (g)	13/8/2007	1,000
Multi-risk (g)	20/9/2007	500
Vehicles (h)	20/5/2007	market value
Miscellaneous risks (i)	24/8/2007	737
Operational risks (j) - Elejor	26/6/2007	174,506
Operational risks (k) - UEG Araucária	31/5/2007	577,066
Court guarantee (l)	3/2/2007	7,200
Concession agreement guarantee (m)	22/1/2007	3,730
Performance bond (n)	29/4/2008	46,411
Performance bond - general contractor (o)	31/12/2006	94,350

a) Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

c) Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance against engineering risks - COPEL

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

e) Insurance against engineering risks - Elejor

This insurance provides coverage against the risks of the construction of the Santa Clara and Fundão Complex power plants, owned by Elejor. The policy provides coverage against all risks (all legally insurable risks), including losses and projected profits.

f) Transport insurance

This insurance provides coverage against damages caused to products transported by any appropriate means within the domestic marketplace and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

g) Multi-risk insurance

This policy comprises the assets of Compagas and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, windstorms, smoke, and theft or aggravated larceny.

h) Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 14 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

i) Insurance against miscellaneous risks - COPEL

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

j) Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

k) Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

l) Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

m) Concession agreement guarantee

An insurance purchased by Elejor to guarantee exclusively to ANEEL that the Fundão Hydroelectric Power Plant, a project to exploit the hydraulic power potential on the Jordão River, in the towns of Foz do Jordão and Pinhão, in the State of Paraná, will be undertaken, as well as the respective transmission facilities required by the Generating Facility.

n) Performance bond

An insurance purchased by Consórcio Construtor Complexo Jordão to guarantee exclusively to the insured party Elejor the full construction of the Fundão-Santa Clara Power Complex, located on the Jordão River, in the towns of Candói and Pinhão, in the State of Paraná, comprising the Santa Clara Hydroelectric Power Plant and the Fundão Hydroelectric Power Plant, both with mininum installed capacity of 119 MW.

o) Performance bond – general contractor

An insurance purchased by Elejor to guarantee to insured party BNDES a reparation, up to the amount set forth in the policy, of damages resulting from breach of contract, in connection with the obligations under the Private Agreement for the 1st Private Issue of Debentures by Elejor, dated April 25, 2005, as regards the completion of construction work and the commercial operation of the Fundão Hydroelectric Power Plant.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing and deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided for by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

Due to the completion of construction and to the beginning of commercial operation of the Fundão Hydroelectric Power Plant within schedule, it was not necessary to renew this insurance.

54 Wholly-Owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Generation (GER), COPEL Transmission (TRA), and COPEL Distribution (DIS), as of December 31, 2006 and 2005:

ASSETS	GER		TRA		DIS
	2006	2005	2006	2005	2006	2005

CURRENT ASSETS
Cash in hand	557,355	649,277	59,698	2,594	132,854	332,272
Customers and distributors, net	149,041	159,845	48,757	58,876	731,734	721,725
Services to third parties	620	1,114	116	85	45	67
Construction in progress	4,028	3,387	3,457	3,871	12,322	3,584
CRC transferred to the State Government	-	-	-	-	35,205	31,803
Taxes and social contributions	18,813	11,955	3,515	9,979	186,679	97,789
Account for compensation of Portion A	-	-	-	-	90,048	128,187
PIS/PASEP - COFINS Regulatory Asset	-	-	-	13,876	3,408	30,000
Collaterals and escrow deposits	22,688	22,442	2,754	-	33,714	21,199
Other receivables	7,830	6,587	3,033	3,977	26,603	15,334
Inventories	138	51	9,870	9,387	32,333	21,371
	760,513	854,658	131,200	102,645	1,284,945	1,403,331

LONG-TERM RECEIVABLES
Customers and distributors	27,109	140,840	-	-	81,048	73,094
CRC transferred to the State Government	-	-	-	-	1,158,898	1,150,464
Taxes and social contributions	47,861	57,992	38,742	36,214	213,232	268,318
Judicial deposits	8,124	6,807	16,937	16,220	67,297	58,158
Account for compensation of Portion A	-	-	-	-	12,273	8,559
PIS/PASEP - COFINS Regulatory Asset	-	-	-	10,928	-	32,680
Collaterals and escrow deposits	-	-	5,140	5,643	19,490	21,397
Subsidiaries, investees, and Parent Company	368,622	37,829	-	-	-	-
Other receivables	4,354	4,586	56	56	5,546	9,072
	456,070	248,054	60,875	69,061	1,557,784	1,621,742

Investments	4,150	4,150	2,257	2,257	419	419
Property, Plant, and Equipment	2,862,926	2,921,375	1,195,446	1,094,914	1,157,613	1,080,377
Intangible Assets	853	905	24,366	21,348	13,418	18,460
	3,323,999	3,174,484	1,282,944	1,187,580	2,729,234	2,720,998

TOTAL ASSETS	4,084,512	4,029,142	1,414,144	1,290,225	4,014,179	4,124,329

LIABILITIES	GER		TRA		DIS
	2006	2005	2006	2005	2006	2005

CURRENT LIABILITIES
Loans and financing	52,885	54,957	16,047	17,126	14,802	20,794
Debentures	-	-	-	-	637,329	57,220
Suppliers	46,808	818,528	4,384	6,179	335,237	432,295
Taxes and social contributions	93,946	31,722	13,389	35,250	184,127	197,481
Dividends due	644,418	75,471	60,014	69,217	52,913	-
Payroll and labor provisions	22,527	17,897	19,921	16,067	82,562	67,213
Post-employment benefits	25,785	26,188	24,771	25,617	77,143	74,800
Account for compensation of Portion A	-	-	-	-	110,498	65,664
Regulatory charges	9,887	15,588	1,300	1,065	48,570	24,111
R&D and Energy Efficiency	28,019	8,471	10,737	3,927	133,282	60,488
Other accounts payable	11,013	957	1,355	866	24,212	25,864
	935,288	1,049,779	151,918	175,314	1,700,675	1,025,930
LONG-TERM LIABILITIES
Loans and financing	301,684	353,930	63,771	81,287	98,657	102,091
Debentures	-	-	-	-	-	562,902
Provisions for contingencies	27,080	64,321	33,899	41,977	133,317	96,521
Investees and subsidiaries	-	-	69,217	3,400	-	173,944
Suppliers	189,983	889	-	-	62,863	284,903
Taxes and social contributions	-	-	-	3,716	15,126	24,562
Post-employment benefits	112,284	91,819	100,816	80,803	262,202	296,058
Account for compensation of Portion A	-	-	-	-	52,053	24,912
Other accounts payable	8,960	-	-	-	-	-
	639,991	510,959	267,703	211,183	624,218	1,565,893
SHAREHOLDERS' EQUITY
Share capital	2,338,932	2,338,932	772,389	751,989	1,607,168	1,607,168
Income reserves	170,301	129,472	222,134	151,739	82,118	-
Accrued losses	-	-	-	-	-	(74,662)
	2,509,233	2,468,404	994,523	903,728	1,689,286	1,532,506

TOTAL LIABILITIES	4,084,512	4,029,142	1,414,144	1,290,225	4,014,179	4,124,329

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

STATEMENT OF INCOME	GER		TRA		DIS
	2006	2005	2006	2005	2006	2005

Operating Revenues
Power sales to final customers	133,822	98,435	-	-	5,346,082	5,181,156
Power sales to distributors	1,161,336	1,153,658	-	-	105,704	128,330
Charges for the use of the power grid	-	-	429,906	388,829	148,452	133,792
Other operating revenues	8,194	6,638	2,822	1,721	55,084	62,486
	1,303,352	1,258,731	432,728	390,550	5,655,322	5,505,764
Deductions from Operating Revenues	(173,199)	(148,642)	(43,147)	(39,508)	(1,738,390)	(1,720,759)
Net Operating Revenues	1,130,153	1,110,089	389,581	351,042	3,916,932	3,785,005
Operating Costs and Expenses
Power purchased for resale	(69,324)	(77,204)	-	-	(1,538,928)	(1,723,028)
Charges for the use of the power grid	(187,154)	(127,108)	-	-	(631,850)	(655,766)
Personnel and management	(101,909)	(86,644)	(85,514)	(75,531)	(410,185)	(366,924)
Pension and healthcare plans	(10,823)	(353)	(9,594)	(634)	(48,534)	(26,883)
Materials and supplies	(8,581)	(6,914)	(3,819)	(5,080)	(53,688)	(47,608)
Raw materials and supplies for generation	270,461	(132,561)	-	-	-	-
Third-party services	(51,804)	(44,385)	(17,291)	(14,469)	(173,010)	(153,548)
Depreciation and amortization	(103,088)	(102,638)	(40,987)	(38,594)	(157,853)	(152,287)
Regulatory charges	(43,260)	(67,784)	(3,431)	(2,879)	(450,431)	(357,743)
R&D and Energy Efficiency	(11,341)	(9,110)	(3,886)	(3,094)	(34,976)	(34,260)
Taxes	(787)	(1,912)	(1,112)	(1,694)	(2,868)	(15,985)
Provisions and reversals	23,637	(25,584)	(14,397)	(1,885)	(93,337)	(36,648)
Cost and expense recovery	18,749	17,502	387	931	27,059	27,354
Other operating costs and expenses	(14,391)	(7,437)	(5,664)	(4,404)	(44,686)	(28,475)
	(289,615)	(672,132)	(185,308)	(147,333)	(3,613,287)	(3,571,801)
Result of Operations	840,538	437,957	204,273	203,709	303,645	213,204
Financial Income (Losses)
Financial revenues	395,132	101,575	8,428	4,715	292,835	239,093
Financial expenses	(64,867)	(253,230)	(17,708)	(15,071)	(208,656)	(166,883)
	330,265	(151,655)	(9,280)	(10,356)	84,179	72,210
Operating Income	1,170,803	286,302	194,993	193,353	387,824	285,414
Non-Operating Income (Losses)	(319)	(4)	(794)	(332)	(6,201)	(10,494)
Income before Taxes	1,170,484	286,298	194,199	193,021	381,623	274,920
Income tax and social contribution	(321,734)	(60,885)	(36,869)	(39,113)	(97,723)	(126,498)
Deferred income tax and social contribution	1,442	6,328	10,197	(2,382)	779	38,581
Net Income for the Period	850,192	231,741	167,527	151,526	284,679	187,003

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Telecommunications (TEL) and COPEL Corporate Partnerships (PAR) (Consolidated), as of December 31, 2006 and 2005:

ASSETS	TEL		PAR - Consolidated
	2006	2005	2006	2005

CURRENT ASSETS
Cash in hand	237	7,058	169,158	124,982
Customers and distributors, net	-	-	76,939	46,001
Services to third parties	15,465	8,463	-	-
Dividends receivabled	-	-	1,975	3,642
Construction in progress	-	-	231	230
Taxes and social contributions	2,860	2,374	4,453	1,667
Collaterals and escrow deposits	-	-	9,409	105
Other receivables	625	596	9,368	4,479
Inventories	8,560	5,176	543	605
	27,747	23,667	272,076	181,711

LONG-TERM RECEIVABLES
Customers and distributors	-	-	18,901	-
Taxes and social contributions	9,586	10,480	12,006	10,156
Judicial deposits	100	289	561	2
Other receivables	-	-	1,953	2,862
	9,686	10,769	33,421	13,020

Investments	-	-	294,480	402,832
Property, Plant, and Equipment	183,518	179,992	1,312,183	671,446
Intangible Assets	1,748	2,230	398	244
Deferred Assets	-	-	23,204	5,375
	194,952	192,991	1,663,686	1,092,917

TOTAL ASSETS	222,699	216,658	1,935,762	1,274,628

LIABILITIES	TEL		PAR - Consolidated
	2006	2005	2006	2005

CURRENT LIABILITIES
Loans and financing	-	-	6,418	6,376
Debentures	-	-	15,951	23,232
Suppliers	4,050	2,032	59,860	26,679
Taxes and social contributions	1,452	2,670	3,986	5,716
Dividends due	-	916	11,718	65,426
Payroll and labor provisions	6,869	5,248	2,247	1,805
Post-employment benefits	5,768	6,146	153	149
Regulatory charges	-	-	416	501
R&D and Energy Efficiency	-	-	2,278	308
Concession charge - ANEEL grant	-	-	29,489	-
Other accounts payable	659	170	218	6,791
	18,798	17,182	132,734	136,983
LONG-TERM LIABILITIES
Loans and financing	-	-	75,078	65,316
Debentures	-	-	262,550	263,623
Provisions for contingencies	842	753	3,053	-
Investees and subsidiaries	-	67,244	511,527	249,257
Suppliers	-	-	267	267
Taxes and social contributions	-	-	8,957	8,957
Post-employment benefits	18,772	16,755	1,685	1,419
	19,614	84,752	863,117	588,839
MINORITY INTERESTS	-	-	271,022	143,431
SHAREHOLDERS' EQUITY
Share capital	187,894	120,650	586,975	330,718
Capital reserves	701	701	-	-
Income reserves	-	-	81,914	74,657
Accrued losses	(4,308)	(6,627)	-	-
	184,287	114,724	668,889	405,375

TOTAL LIABILITIES	222,699	216,658	1,935,762	1,274,628

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

STATEMENT OF INCOME	TEL		PAR - Consolidated
	2006	2005	2006	2005

Operating Revenues
Power sales to final customers	-	-	24,127	-
Power sales to distributors	-	-	196,719	31,851
Telecommunications revenues	88,799	83,567	-	-
Distribution of piped gas	-	-	237,172	253,510
Other operating revenues	-	-	120	55
	88,799	83,567	458,138	285,416
Deductions from Operating Revenues	(12,185)	(11,319)	(69,797)	(43,555)
Net Operating Revenues	76,614	72,248	388,341	241,861
Operating Costs and Expenses
Power purchased for resale	-	-	(4,275)	-
Charges for the use of the power grid	-	-	(10,365)	(2,549)
Personnel and management	(27,195)	(23,137)	(12,019)	(9,681)
Pension and healthcare plans	(2,806)	(975)	(1,180)	(965)
Materials and supplies	(1,321)	(2,571)	(443)	(287)
Natural gas and supplies for the gas business	-	-	(177,702)	(142,294)
Third-party services	(6,541)	(5,371)	(8,787)	(5,416)
Depreciation and amortization	(26,938)	(26,495)	(43,529)	(8,893)
Regulatory charges	-	-	(1,996)	(1,260)
R&D and Energy Efficiency	-	-	(2,062)	(307)
Taxes and social contributions	(597)	(277)	(226)	(217)
Provisions and reversals	(783)	(325)	-	(389)
Cost and expense recovery	21	9	58	57
Concession charge - ANEEL grant	-	-	(26,423)	(5,746)
Other operating costs and expenses	(2,705)	(2,371)	1,380	(3,339)
	(68,865)	(61,513)	(287,569)	(181,286)
Result of Operations	7,749	10,735	100,772	60,575
Financial Income (Losses)
Financial revenues	923	1,218	17,025	38,844
Financial expenses	(2,745)	(3,141)	(51,087)	(13,543)
	(1,822)	(1,923)	(34,062)	25,301
Equity in results of investees	-	-	(6,492)	8,693
Operating Income	5,927	8,812	60,218	94,569
Non-Operating Income (Losses)	(64)	(99)	(15,994)	96
Income before Taxes
and Minority Interests	5,863	8,713	44,224	94,665
Income tax and social contribution	(965)	(2,682)	(22,361)	(21,088)
Deferred income tax and social contribution	(169)	(282)	2,183	1,619
Minority interests	-	-	(13,888)	(16,424)
Net Income for the Period	4,729	5,749	10,158	58,772

55 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its subsidiaries.

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR	COPEL	Subtractions	Consolidated
					Consolidated

Operating Revenues
Power sales to final customers	133,822	-	5,346,082	-	24,127	-	(3,909)	5,500,122
Power sales to distributors	1,161,336	-	105,704	-	196,719	-	(172,783)	1,290,976
Charges for the use of the power grid	-	429,906	148,452	-	-	-	(294,585)	283,773
Telecommunications revenues	-	-	-	88,799	-	-	(30,745)	58,054
Distribution of piped gas	-	-	-	-	237,172	-	(10,091)	227,081
Other operating revenues	8,194	2,822	55,084	-	120	-	(4,900)	61,320
	1,303,352	432,728	5,655,322	88,799	458,138	-	(517,013)	7,421,326
Deductions from Operating Revenues	(173,199)	(43,147)	(1,738,390)	(12,185)	(69,797)	-	-	(2,036,718)
Net Operating Revenues	1,130,153	389,581	3,916,932	76,614	388,341	-	(517,013)	5,384,608
Operating Costs and Expenses
Power purchased for resale	(69,324)	-	(1,538,928)	-	(4,275)	-	172,783	(1,439,744)
Charges for the use of the power grid	(187,154)	-	(631,850)	-	(10,365)	-	294,589	(534,780)
Personnel and management	(101,909)	(85,514)	(410,185)	(27,195)	(12,019)	(5,354)	291	(641,885)
Pension and healthcare plans	(10,823)	(9,594)	(48,534)	(2,806)	(1,180)	(73)	-	(73,010)
Materials and supplies	(8,581)	(3,819)	(53,688)	(1,321)	(443)	(6)	-	(67,858)
Raw materials and supplies - generation	270,461	-	-	-	-	-	10,118	280,579
Natural gas and supplies - gas business	-	-	-	-	(177,702)	-	-	(177,702)
Third-party services	(51,804)	(17,291)	(173,010)	(6,541)	(8,787)	(8,042)	38,696	(226,779)
Depreciation and amortization	(103,088)	(40,987)	(157,853)	(26,938)	(43,529)	-	-	(372,395)
Regulatory charges	(43,260)	(3,431)	(450,431)	-	(1,996)	-	-	(499,118)
R&D and Energy Efficiency	(11,341)	(3,886)	(34,976)	-	(2,062)	-	-	(52,265)
Taxes and social contributions	(787)	(1,112)	(2,868)	(597)	(226)	(1,761)	-	(7,351)
Provisions and reversals	23,637	(14,397)	(93,337)	(783)	-	165,548	-	80,668
Cost and expense recovery	18,749	387	27,059	21	58	251	(3,881)	42,644
Concession charge - ANEEL grant	-	-	-	-	(26,423)	-	-	(26,423)
Other operating costs and expenses	(14,391)	(5,664)	(44,686)	(2,705)	1,380	(4,174)	4,444	(65,796)
	(289,615)	(185,308)	(3,613,287)	(68,865)	(287,569)	146,389	517,040	(3,781,215)
Result of Operations	840,538	204,273	303,645	7,749	100,772	146,389	27	1,603,393
Financial Income (Losses)
Financial revenues	395,132	8,428	292,835	923	17,025	45,221	(30,361)	729,203
Financial expenses	(64,867)	(17,708)	(208,656)	(2,745)	(51,087)	(174,457)	30,334	(489,186)
	330,265	(9,280)	84,179	(1,822)	(34,062)	(129,236)	(27)	240,017
Equity in results of investees	-	-	-	-	(6,492)	305	-	(6,187)
Operating Income	1,170,803	194,993	387,824	5,927	60,218	17,458	-	1,837,223
Non-Operating Income (Losses)	(319)	(794)	(6,201)	(64)	(15,994)	395	-	(22,977)
Income before Taxes
and Minority Interests	1,170,484	194,199	381,623	5,863	44,224	17,853	-	1,814,246
Income tax and social contribution	(321,734)	(36,869)	(97,723)	(965)	(22,361)	(20,075)	-	(499,727)
Deferred income tax and s. contribution	1,442	10,197	779	(169)	2,183	(72,383)	-	(57,951)
Minority interests	-	-	-	-	(13,888)	-	-	(13,888)
Net Income (Losses) for the Period	850,192	167,527	284,679	4,729	10,158	(74,605)	-	1,242,680

56 Breakdown of the Statement of Changes in Financial Position

SOURCE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005
FROM OPERATIONS
Net income	1,242,680	502,377	1,242,680	502,377

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	372,395	328,906
Depreciation of property, plant, and equipment	-	-	356,843	324,664
Amortization of intangible assets	-	-	3,068	3,972
Amortization of deferred assets	-	-	12,484	270

Long-term monetary variations, net	30,415	16,890	(14,751)	(38,942)
Of long-term receivables	(218)	(4,669)	(47,487)	(42,167)
Of loans and financing - in national currency	-	-	21,773	5,499
Of loans and financing - in foreign currency	-	-	(17,144)	(45,375)
Of debentures	-	-	22,792	13,492
Of other long-term liabilities	30,633	21,559	5,315	29,609

Equity in the results of subsidiaries and investees	(1,317,285)	(634,791)	1,118	(13,501)
COPEL Generation	(850,192)	(231,741)	-	-
COPEL Transmission	(167,527)	(151,526)	-	-
COPEL Distribution	(284,679)	(187,003)	-	-
COPEL Telecommunications	(4,729)	(5,749)	-	-
COPEL Corporate Partnerships	(10,158)	(58,772)	-	-
Copel Amec S/C Ltda.	-	-	(40)	(95)
Dona Francisca Energética S.A.	-	-	(2,023)	0
Carbocampel S.A.	-	-	19	27
Centrais Eólicas do Paraná Ltda.	-	-	625	(201)
Foz do Chopim Energética Ltda.	-	-	(3,049)	(6,312)
Sercomtel S.A. Telecomunicações	-	-	11,712	285
Sercomtel Celular S.A.	-	-	2,721	2,092
Dominó Holdings S.A.	-	-	(8,847)	(9,519)
Escoeletric Ltda.	-	-	-	222

Deferred income tax and social contribution	82,245	(9,692)	123,079	(38,363)

Provisions for (reversals of) long-term liabilities	(170,956)	17,187	(5,875)	216,321
Power suppliers	-	-	49,075	-
Suppliers of materials and services	-	-	12,750	267
Post-employment benefits	-	-	107,157	77,910
Account for Compensation of Portion A	-	-	40,962	72,360
VAT (ICMS) installment plan	-	16,950	-	26,218
Environmental contingencies	-	-	156	-
Civil contingencies	(13)	28	(17,857)	4,735
Customer-related contingencies - 1986 rate increase	-	-	(9,003)	4,549
Social Security contingencies -INSS notices	-	-	(25,625)	7,379
Regulatory contingencies	-	-	2,083	-
Labor contingencies	-	-	10,108	18,163
Contingencies related to COFINS tax on gross revenues from 1998 to 2001	(197,550)	-	(197,550)	-
Tax contingencies	26,607	209	21,869	4,740

Write-off of regulatory asset - PIS/PASEP and COFINS	-	-	46,226	-

Write-off of property, plant, and equipment - net	-	-	14,721	18,284

Write-off of intangible, deferred, and other long-term receivables - net	-	-	210	201
Write-off of intangible assets	-	-	126	13
Write-off of deferred assets	-	-	-	103
VAT (ICMS) for offset - Kandir Law	-	-	84	85

Amortization of goodwill on investments	-	-	5,374	4,808
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	566	-
Sercomtel S.A. Telecomunicações	-	-	4,228	4,228
Sercomtel Celular S.A.	-	-	580	580

Minority interests	-	-	13,888	16,424

Total of expenses (revenues) not affecting net working capital	(1,375,581)	(610,406)	556,385	494,138

SOURCE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005
FROM OPERATIONS
Dividends from investees and subsidiaries	967,063	239,041	13,730	4,576
COPEL Generation	775,743	129,966	-	-
COPEL Transmission	70,604	81,432	-	-
COPEL Distribution	117,823	-	-	-
COPEL Corporate Partnerships	2,893	27,643	-	-
Foz do Chopim Energética S.A.	-	-	11,720	-
Sercomtel S.A. Telecomunicações	-	-	-	2,216
Sercomtel Celular S.A.	-	-	-	185
Dominó Holdings S.A.	-	-	2,010	2,175
				-
TOTAL FROM OPERATIONS	834,162	131,012	1,812,795	1,001,091

FROM THIRD-PARTIES
Loans and financing	-	-	16,937	35,532
National currency	-	-	16,937	35,532

Debentures	600,000	500,000	600,000	755,626

Suppliers	-	-	157,443	-
Renegotiation with Petrobras (reclassification of current liabilities)	-	-	157,443	-

Investees and subsidiaries	471,254	-	-	-
Loan agreement - COPEL Generation	300,459	-	-	-
Other investees and subsidiaries	170,795	-	-	-

Transfer of investments	-	-	-	146

Customer contributions	-	-	43,489	39,675

Minority interests	-	-	113,703	6,204

Other accounts payable	-	-	8,960	-
Reparations to the Apucaraninha indian community	-	-	8,960	-

Transfer from long-term receivables to current assets:
Customers and distributors	-	-	26,938	22,814
CRC transferred to State Government	-	-	34,440	31,772
Taxes and social contributions	-	-	9,107	1,518
VAT (ICMS) paid in advance	-	-	9,107	1,518
Account for Compensation of Portion A	-	-	25,120	101,933
Regulatory asset - PIS/PASEP and COFINS	-	-	6,815	85,414
Investees and subsidiaries	35,357	475	35,357	475
Loan agreement - Foz do Chopim Energética Ltda.	35,357	475	35,357	475
Other receivables	-	-	5,383	2,305
Compulsory loans in connection with vehicles and fuels	-	-	2,482	305
State income tax on financial investments - 1996	-	-	243	-
Insurance paid in advance	-	-	2,658	2,000

TOTAL FROM THIRD-PARTIES	1,106,611	500,475	1,083,692	1,083,414

TOTAL SOURCES	1,940,773	631,487	2,896,487	2,084,505

USE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005

On the distribution of dividends	280,951	122,995	280,951	122,995

On property, plant, and equipment	-	-	567,778	660,606
On generation	-	-	41,925	20,686
On generation (Elejor - Centrais Elétricas do Rio Jordão S.A.)	-	-	59,816	219,197
On transmission	-	-	142,840	147,608
On distribution	-	-	282,158	241,017
On telecommunications	-	-	30,132	23,110
On piped gas (Companhia Paranaense de Gás - Compagas)	-	-	10,902	8,988
On general facilities	-	-	5	-

On intangible assets	-	-	5,747	2,324

On long-term receivables
Customers and distributors	-	-	25,109	11,255
Rate reduction and other recoverable charges	-	-	1,642	549
Installment plan for customer debts	-	-	23,467	10,706

Taxes and social contributions	-	-	8,893	2,232
VAT (ICMS) to be recovered	-	-	8,893	2,232

Judicial deposits	9,768	-	30,778	19,826

Account for Compensation of Portion A	-	-	-	13,884

Regulatory Asset - PIS/PASEP-COFINS	-	-	9,432	48,597

Investees and subsidiaries	-	49,407	-	-

Other credits	-	-	2,140	1,647
Advance insurance payments	-	-	2,140	1,647

Total uses on long-term receivables	9,768	49,407	76,352	97,441

On investments	604,743	43,997	534,546	2,707
COPEL Transmission	86,217	3,400	-	-
COPEL Corporate Partnerships	518,526	40,597	-	-
UEG Araucária Ltda. (expenditures prior to consolidation)	-	-	127	-
Elejor - Centrais Elétricas do Rio Jordão S.A. (partial reimbursement of goodwill)	-	-	(189)	-
Escoeletric Ltda.	-	-	-	2,500
Studies and projects	-	-	5	207
UEG Araucária Ltda - net effect of consolidation on 30/06/2006	-	-	534,603	-

On deferred assets	-	-	145	752

Transfer from long-term to current liabilities:
Loans and financing	7,695	10,064	85,000	95,900
In national currency	-	-	51,903	56,572
In foreign currency	7,695	10,064	33,097	39,328

Debentures	700,525	-	720,087	-

Suppliers	-	-	112,590	64,321

Taxes and social contributions	-	36,196	-	50,353
VAT (ICMS) installments	-	36,196	-	50,353

Post-employment benefits	-	-	127,478	131,644

Account for Compensation of Portion A	-	-	44,657	28,767

USE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005
Transfer from long-term to current liabilities:
Judicial contingencies and other accounts payable	-	-	6,355	2,281
Labor	-	-	4,747	-
Civil	-	-	1,471	693
Customers - 1986 rate increase	-	-	137	-
RGR - annual increase in installments	-	-	-	1,588
Total transfer from long-term to current liabilities	708,220	46,260	1,096,167	373,266
On the increase of net working capital	337,091	368,828	334,801	824,414
TOTAL USES	1,940,773	631,487	2,896,487	2,084,505

Statement of variations in net working capital
Initial current assets (after adjustments from previous years - Note 25)	292,883	330,461	2,492,609	1,653,172
Initial current liabilities (after adjustments from previous years - Note 25)	381,351	787,757	2,395,147	2,336,707
Initial net working capital	(88,468)	(457,296)	97,462	(683,535)
Final current assets	1,417,284	292,883	3,013,633	2,470,243
Final current liabilities	1,168,661	381,351	2,581,370	2,329,364
Final net working capital	248,623	(88,468)	432,263	140,879
Increase in net working capital	337,091	368,828	334,801	824,414

57 Subsequent Events

a) Renegotiation with Cien

On January 2, 2007, COPEL and Cia. Interconexão Energética (Cien) signed Amendment no. 3 to their Supply Contracts, reducing the volume of power under contract in 2007 from 400 average MW to 175 average MW, and bringing forward the date of termination of the agreement to December 2007. Thus, as compensation, Cien released COPEL from the following obligations resulting from Amendment no. 2:

52) Deferment of the billing of power used from December 2002 to April 2003, in the amount of R$ 63,000, pursuant to clause 29 of the agreement;

53) The balance of financing for the power used since May 2003, in the amount of R$ 37,863, pursuant to clause 27 of the agreement.

Under the amendment, COPEL shall pay Cien, as an advanced CVA payment for the period from May 2006 to April 2007, the remaining balance of R$ 25,000, in 3 monthly installments: R$ 16,667 in January, R$ 4,166 in February, and R$ 4,167 in March 2007.

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement to be signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a 5-year term, bearing interest corresponding to 104% of the DI rate, and its funds will be used in the expenditure program for the concession and to the payment of debentures transferred to COPEL Distribution and due on March 1, 2007 (Note 21).

c) Availability of Financing

COPEL obtained a line of credit from Banco do Brasil of up to R$ 353,000, to pay existing debts.

As of February 28, 2007, two withdrawals were made, one in the amount of R$ 29,000, to be paid in 7 years and bearing interest at 106.5% of the CDI rate, and another one in the amount of R$ 231,000, to be paid in 7 years and bearing interest at 106.2% of the CDI rate.

Annex I – Statement of Cash Flows

For the years ended on December 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	1,242,680	502,377	1,242,680	502,377

Expenses (revenues) not affecting cash:
Provision for doubtful accounts	-	-	65,499	25,502
Depreciation and amortization	-	-	372,395	328,906
Long-term monetary variations, net	30,415	16,890	(14,751)	(38,942)
Equity in results of subsidiaries and investees	(1,317,285)	(634,791)	1,118	(13,501)
Deferred income tax and social contribution	82,245	(9,692)	123,079	(38,363)
Provisions for (reversals of) long-term liabilities	(170,956)	17,187	(5,875)	216,321
Write-off of regulatory asset - PIS/PASEP and COFINS	-	-	46,226	-
Write-off of property, plant, and equipment in service, net	-	-	14,721	18,284
Write-off of intangible, deferred, and other long-term assets - net	-	-	210	201
Amortization of goodwill on investments	-	-	5,374	4,808
Minority interests	-	-	13,888	16,424
	(1,375,581)	(610,406)	621,884	519,640

Changes in current assets
Customers and distributors	-	-	(125,441)	(151,693)
Services to third-parties, net	-	-	(6,050)	(4,526)
Construction in progress	1,060	-	(7,906)	(6,511)
CRC transferred to State Government	-	-	31,038	29,428
Taxes and social contribution	(7,561)	(45,235)	(72,572)	(36,092)
Account for compensation of Portion A	-	-	63,259	170,908
PIS/PASEP - COFINS Regulatory Asset	-	-	47,283	41,538
Collaterals and escrow deposits	-	-	(24,819)	(34,521)
Inventories	-	-	(14,854)	(5,958)
Other	39,706	724	37,292	538
	33,205	(44,511)	(72,770)	3,111
Changes in current liabilities
Suppliers	286	(160)	(725,037)	314,473
Taxes and social contribution	(62,426)	(31,598)	(70,895)	56,810
Payroll and labor provisions	(4)	15	25,892	23,858
Post-employment benefits	13	(14)	(126,745)	(123,525)
Account for compensation of Portion A	-	-	177	36,897
Regulatory charges	-	-	18,908	(22,855)
Transactions with derivatives	-	-	-	(124,629)
Research and development and energy efficiency	-	-	35,338	29,988
Other	(36,460)	36,474	18,442	(42,781)
	(98,591)	4,717	(823,920)	148,236
Changes in long-term receivables
Customers and distributors	-	-	(25,109)	(11,255)
Taxes and social contribution	-	-	(8,893)	(2,232)
Judicial deposits	(9,768)	-	(30,778)	(19,826)
Account for compensation of Portion A	-	-	-	(13,884)
PIS/PASEP - COFINS Regulatory Asset	-	-	(9,432)	(48,597)
Investees and subsidiaries	-	(49,407)	-	-
Other	-	-	(2,140)	(1,647)

(continued)	(9,768)	(49,407)	(76,352)	(97,441)

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 29.10.2001.

Statement of Cash Flows
For the years ended on December 31, 2006 and 2005
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2006	2005	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES

Increase in long-term liabilities
Investees and subsidiaries	471,254	-	-	-
Minority interest in subsidiaries	-	-	113,703	6,204
Other accounts payable	-	-	8,960	-
	471,254	-	122,663	6,204

Total used (provided) by operating activities	263,199	(197,230)	1,014,185	1,082,127

CASH FLOW FROM INVESTING ACTIVITIES
Interest in other companies:
COPEL Transmission	(86,217)	(3,400)	-	-
COPEL Corporate Partnerships	(518,526)	(40,597)	-	-
UEG Araucária Ltda. (including the effect of consolidation of p.,p.,&e.)	-	-	(534,603)	-
Other investees	-	-	57	(2,707)
Transfer of investments	-	-	-	146
Dividends and interest on capital	413,933	333,907	15,376	3,797
Additions to property, plant, and equipment:
In generation	-	-	(41,925)	(20,686)
In generation (Elejor - Centrais Elétricas do Rio Jordão S.A.)	-	-	(59,816)	(219,197)
In transmission	-	-	(142,840)	(147,608)
In distribution	-	-	(282,158)	(241,017)
In telecommunications	-	-	(30,132)	(23,110)
In piped gas (Companhia Paranaense de Gás - Compagas)	-	-	(10,902)	(8,988)
In general facilities	-	-	(5)	-
Customer contributions	-	-	43,489	39,675
Additions to intangible assets	-	-	(5,747)	(2,324)
Additions to deferred assets	-	-	(145)	(752)

Total used (provided) by investing activities	(190,810)	289,910	(1,049,351)	(622,771)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(9,756)	(417,495)	(77,164)	(475,511)
Debentures	629,408	435,851	602,565	714,709
Proposed dividends	(122,922)	(98,734)	(117,997)	(99,880)

INCREASE (DECREASE) IN CASH	496,730	(80,378)	407,404	139,318

INCREASE (DECREASE) IN CASH	569,119	12,302	372,238	598,674

Cash at the beginning of the period	15,583	3,281	1,131,766	533,092
Cash at the end of the period	584,702	15,583	1,504,004	1,131,766

Variation in cash	569,119	12,302	372,238	598,674

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 29.10.2001.

Annex II – Statement of Added Value
For the years ended on December 31, 2006 and 2005
(In thousands of reais)

	N	Parent Company			Consolidated

		2006	2005	2006	2005

Revenues
Sales of power, services, and other revenues	29	-	-	7,421,326	6,801,298
Cancelled sales and discounts	30	-	-	-	(136)
Provision for doubtful accounts	42	(5,408)	-	(65,499)	(25,502)
Non-operating income (expenses)	47	395	187	(22,977)	(10,646)
Total		(5,013)	187	7,332,850	6,765,014

( - ) Supplies acquired from third-parties
Power purchased for resale	32	-	-	1,439,744	1,436,330
Charges for the use of the power grid	33	-	-	534,780	530,798
Materials, supplies, and services from third-parties	36/37/39	8,048	6,454	14,058	321,686
Natural gas and supplies for gas business	38	-	-	177,702	142,294
Emergency capacity charges and Proinfa	30	-	-	1,097	82,404
Other	-	(167,143)	3,089	(59,129)	79,644
Total		(159,095)	9,543	2,108,252	2,593,156

( = ) GROSS ADDED VALUE		154,082	(9,356)	5,224,598	4,171,858

( - ) Depreciation and amortization	31	-	-	372,395	328,906

( = ) NET ADDED VALUE		154,082	(9,356)	4,852,203	3,842,952

( + ) Transferred Added Value
Financial revenues and negative financial expenses	45	45,221	15,199	729,203	417,222
Equity in results of subsidiaries and investees	46	1,317,590	635,163	(6,187)	9,065

Total		1,362,811	650,362	723,016	426,287

ADDED VALUE TO DISTRIBUTE		1,516,893	641,006	5,575,219	4,269,239

Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1.010, published on the Federal Register on 25.01.2005.

Statement of Added Value

For the years ended on December 31, 2006 and 2005
(In thousands of reais)

(continued)

	N	Parent Company						Consolidated

		2006	%	2005	%	2006	%	2005	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	34	4,398		3,715		441,791		415,419
Pension plan and healthcare plan	35	73		21		73,010		29,831
Meal assistance and education allowance	34	-		-		42,535		35,575
Social charges - FGTS	34	213		182		33,614		31,773
Labor indemnifications and severance pay	34	-		-		8,063		2,669
Profit sharing	34	-		-		52,028		32,294
Transfer to construction in progress	34	-		-		(49,487)		(58,203)
Total		4,684	0.3	3,918	0.6	601,554	10.8	489,358	11.5

Government
FEDERAL:		102,855		(1,320)		1,824,028		1,282,422
Social charges - INSS	34	743		588		113,341		106,928
Income tax and social contribution	49	92,458		(8,202)		557,678		198,200
PASEP tax	30	-		-		98,775		79,883
COFINS tax	30	-		-		448,539		361,509
Regulatory charges	40	-		-		221,066		230,051
Fuel Consumption Account - CCC	40	-		-		278,052		199,615
RGR charges	30	-		-		57,927		63,817
CPMF and IOF taxes	45	7,990		5,058		46,124		36,211
Other	-	1,664		1,236		2,526		6,208
STATE:		97		21,188		1,432,512		1,407,836
VAT (ICMS)	30	-		-		1,428,729		1,373,494
IPVA, tolls, and other taxes and fees	-	97		-		1,577		713
VAT (ICMS) - tax assessment notices	-	-		21,188		2,206		33,629
MUNICIPAL:		-		-		2,693		3,311
ISSQN	30	-		-		1,651		1,351
IPTU and other taxes and charges	-	-		-		1,042		1,960
Total		102,952	6.8	19,868	3.1	3,259,233	58.5	2,693,569	63.0

Financing agents
Interest and penalties	-	166,467		114,734		443,062		551,579
Leases and rents	44	110		109		14,802		15,932
Total		166,577	11.0	114,843	17.9	457,864	8.2	567,511	13.3

Shareholders
Minority interests	53	-		-		13,888		16,424
Interest on capital	28	123,000		122,995		123,000		122,995
Retained earnings	-	1,119,680		379,382		1,119,680		379,382
Total		1,242,680	81.9	502,377	78.4	1,256,568	22.5	518,801	12.2

		1,516,893		641,006		5,575,219		4,269,239

Value added (average) by employee						705		591
Shareholders' equity contribution rate - %						87.4		77.8
Wealth generation rate - %						46.7		39.1
Wealth retention rate - %						20.3		9.3

The accompanying notes are an integral part of these financial statements.
Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1.010, published on the Federal Register on 25.01.2005.

REPORT BY THE INDEPENDENT AUDITORS

To the
Senior Management of
Companhia Paranaense de Energia - COPEL
Curitiba - PR

1. We have reviewed the balance sheets of Companhia Paranaense de Energia – COPEL

(Parent Company and consolidated) as of December 31, 2006 and the corresponding statements of income, of changes in shareholders' equity (Parent Company), and of changes in financial position for the fiscal year ended on that date, prepared under the responsibility of the Company’s senior management. Our duty is to issue an opinion about these financial statements.

2. Our review was carried out in compliance with accounting rules applicable in Brazil and comprised: (a) planning, considering the importance of balances, the volume of transactions, and the accounting and internal control systems of the Company and of its subsidiaries, (b) the verification, based on testing, of the evidence and of the records on which the disclosed accounting amounts and information are based, and (c) the evaluation of the most representative accounting practices and estimates adopted by the management of the Company and of its subsidiaries, as well as the presentation of the financial statements as a whole.

3. We believe the financial statements discussed in paragraph 1 adequately convey, in all material aspects, the balance sheet and financial position of Companhia Paranaense de Energia –COPEL (Parent Company and consolidated) as of December 31, 2006, and the results of operations, the changes in shareholders’ equity (Parent Company), and the changes in financial position in the fiscal year ended on that date, in compliance with the accounting practices adopted in Brazil.

4. Our review was conducted to issue a report on the basic financial statements discussed in paragraph 1, taken as whole. The statements of cash flows and of added value (Parent Company and consolidated), contained in Annexes I and II, respectively, are presented to provide supplemental information about the Company and its subsidiaries and are not required as a part of the basic financial statements, pursuant to the accounting practices adopted in Brazil. The statements of cash flows and added value were subject to the same auditing procedures described in paragraph 2, and, based on our review, these supplemental statements (Parent Company and consolidated) are adequately presented, in all material respects, in light of the basic financial statements for the year ended on December 31, 2006, taken as a whole.

5. As mentioned in Note 48 to the financial statements, the Company is challenging the calculations made by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency -ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 711,000 thousand (restated as of December 31, 2006); no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that a favorable outcome for the Company is possible.

6. The financial statements and the supplemental information for the year ended on December 31, 2005, featured herein fur purposes of comparison, have been audited by other independent auditors, whose report, issued on March 23, 2006, contained a paragraph pointing out the same issue discussed in paragraph 5 above.

Curitiba, March 20, 2007

DELOITTE TOUCHE TOHMATSU	José Ecio Pereira da Costa Júnior
Independent Auditors	Partner
CRC no. 2 SP-011.609/O -8 F-PR	CRC no. 1 SP-011.609/O -2 F-PR

REPORT BY THE AUDIT COMMITTEE

Introduction

According to its charter, the Audit Committee is charged with overseeing the quality and integrity of the financial statements of Companhia Paranaense de Energia – COPEL, the compliance with legal and regulatory requirements, the work and the independence of the independent auditors hired to issue reports on the financial statements, and the work of the internal audit and risk management teams at COPEL, also monitoring the quality of work carried out by all of these teams.

The preparation of the financial statements of COPEL and of its subsidiaries is under the responsibility of the Company’s senior management, which is charged with establishing the necessary procedures to ensure the quality of the processes which originate the information used in the preparation of financial statements and reports. COPEL’s senior management is also responsible for the risk management and control activities and for the supervision of internal control activities.

Deloitte Touche Tohmatsu Independent Auditors is responsible for auditing COPEL’s financial statements and for ensuring that they convey in an adequate manner the balance sheet and financial condition of the Company, in compliance with the accounting principles generally accepted in Brazil, with the Brazilian Corporate Law, with the rules issued by the Brazilian Securities and Exchange Commission (CVM), and with the regulations issued by the National Electric Energy Agency (ANEEL) and by the National Telecommunications Agency (ANATEL).

The Audit Committee oversees the work of Internal Audit, whose goal is to conduct independently and objectively the auditing activities concerning business processes, contributing to improved efficiency in risk management and corporate governance and supporting the decision-making by COPEL’s senior management.

Activities of the Audit Committee

Since its inception, the Committee has established an action program aimed at the accomplishment of the tasks inherent to its duties. Thus, the Committee set a meeting schedule, compatible with the dates when financial statements are concluded and with the meetings of the Fiscal Council concerning the approval of the Company’s consolidated financial statements that are up for publication.

The Committee’s “Financial Expert”, in order to monitor operations, has made periodic visits to the Company and reported on the matters resulting from such visits to the Audit Committee.

Relevant actions and recommendations by the Committee have been reported to COPEL’s senior management and recorded in the summaries of the meetings of the Board of Directors.

The Committee has convened 8 (eight) times in the first half of 2006 and 10 (ten) times in the second half.

In the exercise of its regulatory duties, the Committee, among other activities:

a) reviewed and approved the results and the financial information about the first, second, and third quarters of 2006;

b) monitored the development of the Company's budget;

c) reviewed the financial statements and the way they are prepared and presented;

d) oversaw the hiring of a company for independent auditing services and the hiring of a company for consulting services in connection with USGAAP accounting;

e) monitored and supervised the work of the Company’s Internal Audit team; f) monitored the review of the alternative methods of accounting treatment of financial information; g) monitored the review of the Company’s risk assessment and management policies; h) reviewed and reported on the Balance Sheet for the year of 2005; i) approved the Board of Officers’ proposal for share capital increase by incorporation of reserves;

j) reviewed the main activities of the Chief Executive Office, the Chief Corporate Management Office, the Chief Power Distribution Office, the Chief Legal Office, the Chief Finance and Investor Relations Office, and the Chief Power Generation and Transmission and Telecommunications Office;

k) reviewed and discussed the relevant inquiries and inspections by governmental or regulatory authorities;

l) reviewed, monitored, and approved the Internal Audit Charter (annex II) and its Plan for 2006 (annex III);

m) monitored the reports of misconduct received by the Company’s Ombudsman Office through the Confidential Reporting Channel, as well as the actions taken by this office to automate this channel and to make it known to the public;

n) monitored the negotiations of the collective bargaining agreement and of the Profit Sharing Agreement;

o) monitored COPEL’s process of adjustment to Rule NR-10, which sets minimum standards for the safety of employees who work at electric facilities, at their different stages, including project design, construction, operation, maintenance, upgrade, and expansion, and for the safety of customers and third-parties;

p) reviewed and monitored the reports on the Audit work;

q) monitored the work of the Independent Auditors;

r) verified the recommendations made by the Independent Auditors, by COPEL’s Internal Audit, and by the Audit Committee itself;

s) monitored the results of the evaluations of the process of improvement of internal controls to meet the requirements of the Sarbanes-Oxley Act, submitted by the External Auditors;

t) held meetings attended by its Chairwoman and by Chief Officers to discuss and/or clarify several matters;

u) approved the schedule and the program for the meetings in 2007.

Assessment of the effectiveness of internal control and risk management systems

In cooperation with the Internal Auditors and with the support of the External Auditors, the Audit Committee reviewed in 2006 COPEL’s internal control and risk management systems, in order to ensure their effectiveness and the quality of the reporting procedures employed by COPEL’s senior management to support its decisions.

Based on the review by the Committee, the procedures and actions adopted to monitor these systems, in all material aspects, are well established and properly organized, thus no material exceptions that could affect their effectiveness were detected. Only minor exceptions were detected, all of which will later be discussed in a specific report.

Description of the recommendations submitted to the Chief Officers

The Audit Committee held regular meetings with COPEL’s Chief Officers, in which it had the opportunity to express its opinions and points of view on several matters within the scope of its duties and to submit recommendations, which were well received by COPEL’s senior management.

Assessment of the effectiveness of the work conducted by the Independent Auditors and by COPEL's Internal Auditors

The Audit Committee kept in touch with the Independent Auditors, Deloitte, focusing on the assessment of the results of their work and on their opinion on COPEL’s financial statements and reports. The Committee dedicated special attention in 2006 to the review of the Independent Auditors’ work plan for compliance with the Sarbanes-Oxley Act.

Based on these reviews and on information provided by Deloitte itself, the Committee attests to the objectivity and independence of the Independent Auditors, since it has not detected any situations which might compromise them.

During the year of 2006, the Committee made several requests to the Internal Audit team, all of which were fully met; the results, which were presented at the Audit Committee meetings, were considered satisfactory.

COPEL’s Internal Audit structure, the qualifications of its technical staff, and the results of their work have been evaluated positively by the Committee.

Evaluation of the financial statements, in compliance with the accounting practices adopted in Brazil and with the rules issued by the National Electric Energy Agency (ANEEL) and by the National Telecommunications Agency (ANATEL).

The Committee reviewed the process of preparation of the balance sheets, notes, and financial reports published together with the consolidated financial statements and heard both Deloitte and COPEL’s senior management. It examined the relevant practices employed by COPEL to prepare its financial statements and confirmed that they are in compliance with the accounting practices adopted in Brazil and with CVM, ANEEL, and ANATEL regulations.

In the year of 2006, several meetings were held, with COPEL's senior management, External Auditors, and the Fiscal Council, to discuss aspects deemed important in the preparation of the financial statements for the year ended on December 31, 2006.

There has been no record of any reports of violation of rules, lack of controls, actions or omissions by COPEL’s senior management which indicated the existence or evidence of fraud, flaws, or errors which jeopardized the continuity of COPEL or the credibility of its financial statements.

Based on the above and on the fact that no material exceptions which could have an impact on the results were detected, the Audit Committee recommended to the Board of Directors the approval of the Financial Statements of Companhia Paranaense de Energia – COPEL for the fiscal year ended on December 31, 2006.

Curitiba, March 21, 2007.

Laurita Costa Rosa

Acir Pepes Mezzadri	Rogério de Paula Quadros

REPORT BY THE FISCAL COUNCIL

The members of the Fiscal Council of Companhia Paranaense de Energia - COPEL, undersigned herein, pursuant to their legal powers and duties, reviewed the Financial Statements, the Annual Report, and the Management’s Proposal for Distribution of Net Income for the fiscal year ended on December 31, 2006, and, based on their evaluations, on further clarifications by the senior management, on the Report by the Independent Auditors, Deloitte Touche Tohmatsu, dated March 20, 2007, particularly its 5th paragraph, and on the information contained in the Report by the Audit Committee, dated March 21, 2007, that the work required by the Sarbanes-Oxley Act is underway and does not have a material effect on the Financial Statements for the year of 2006, believe that the reviewed documents are adequately presented, in all material aspects, so that they are favorable to the submission of these statements for review and approval at the General Shareholders’ Meeting.

Curitiba, March 21, 2007.

ANTONIO RYCHETA ARTEN

Chairman

     HERON ARZUA JORGE MICHEL LEPELTIER MÁRCIO LUCIANO MANCINI

NELSON PESSUTI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.